FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated August 10, 2010

NXP Semiconductors N.V.

(Exact Name as Specified in its Charter)

The Netherlands

(Jurisdiction of incorporation or organization)

N/A

(Translation of Registrant’s Name)

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Entry into Material Definitive Agreements.

Underwriting Agreement.

On August 5, 2010, NXP Semiconductors N.V. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”), dated as of August 5, 2010, with Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (the “Representatives”, and together with the several other underwriters named in Schedule I thereto the “Underwriters”) with respect to a registered underwritten public offering (the “Offering”) of 34,000,000 shares of the Company’s common stock, €0.20 par value per share (the “Common Stock”), at a public offering price of $14.00 per share, to be sold by the Company. The Underwriting Agreement grants the Underwriters a 30-day option to purchase up to an additional 5,100,000 shares of Common Stock from the Company.

The sale of the Common Stock by the Company is being made pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-166128) (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s prospectus dated August 5, 2010 (the “Prospectus”), filed by the Company pursuant to Rule 424(b) of the rules and regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act, the Company’s preliminary prospectus dated July 22, 2010 (the “Preliminary Prospectus”), included in the Registration Statement immediately prior to the time the Registration Statement became effective under the Securities Act and the free writing prospectus dated August 5, 2010 filed by the Company pursuant to Rule 433 of the rules and regulations of the Commission under the Securities Act.

The Underwriting Agreement contains customary representations, warranties and covenants and includes the terms and conditions for the sale of the Common Stock, indemnification and contribution obligations and other terms and conditions customary in agreements of this type.

Certain of the Underwriters or their affiliates perform and have performed commercial and investment banking and advisory services for the Company from time to time for which they receive and have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business for which they will receive fees and expenses.

A copy of the Underwriting Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference. The above description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to such exhibit.

Shareholders’ Agreement

On August 5, 2010, in connection with the Offering described in the Registration Statement, certain of the Company’s shareholders entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”), effective as of August 5, 2010, which sets forth certain rights, obligations and agreements of Koninklijke Philips Electronics N.V. (“Philips”), the Stichting Management Co-Investment NXP (“Management Foundation”) and certain parties related to or managed by the private equity consortium consisting of Kohlberg Kravis Roberts & Co., L.P. (“KKR”), Bain Capital Partners, LLC, Silver Lake Mangement Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V. (collectively, the “Private Equity Consortium”) as holders of the Company’s common stock. Pursuant to the Shareholders’ Agreement, the Private Equity Consortium has consent rights over certain transfers of common stock by the Philips, the Management Foundation and the Private Equity Consortium. The Shareholders’ Agreement also contains voting agreements among Philips, the Management Foundation and the Private Equity Consortium with respect to, among other matters, the election of certain non-executive members to the Company’s board of directors.

Affiliates of KKR have various relationships with the Company, including acting as underwriters for the Offering. For further information concerning the other material relationships between the Company and KKR and its respective affiliates, see the sections entitled “Certain Relationships and Related Party Transactions” and “Underwriting” in the Prospectus.

A copy of the Shareholders’ Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference. The above description of the Shareholders’ Agreement is not complete and is qualified in its entirety by reference to such exhibit.

Registration Rights Agreement

On August 5, 2010, in connection with the Offering described in the Registration Statement, Philips, the Management Foundation, the Private Equity Consortium and certain other investors (collectively, the “Existing Shareholders”) have entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Company, dated August 5, 2010, in which Company has agreed to file a shelf registration statement with the Securities and Exchange Commission immediately following the first anniversay of the date of the filing of the prospectus, dated August 5, 2010. The Registration Rights Agreement also provides the Existing Shareholders with an unlimited number of demand registration rights and with piggyback registration rights, among other rights.

A copy of the Registration Rights Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference. The above description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010	NXP Semiconductors N.V.

	By:	/S/ JAN BART MORET
	Name:	Jan Bart Moret
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Underwriting Agreement, dated as of August 5, 2010, among the Company, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named in Schedule I therein.

2	Shareholders’ Agreement regarding the Company, dated as of August 5, 2010, among Koninklijke Philips Electronics N.V., the Stichting Management Co-Investment NXP and certain parties related to or managed by the Private Equity Consortium consisting of Kohlberg Kravis Roberts & Co., L.P., Bain Capital Partners, LLC, Silver Lake Mangement Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V.

3	Registration Rights Agreement, dated as of August 5, 2010, among the Company, Koninklijke Philips Electronics N.V., the Stichting Management Co-Investment NXP, certain parties related to or managed by the Private Equity Consortium consisting of Kohlberg Kravis Roberts & Co., L.P., Bain Capital Partners, LLC, Silver Lake Mangement Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V. and certain hedge funds party to the agreement.

EXHIBIT 1

34,000,000 Shares

NXP SEMICONDUCTORS N.V.

ORDINARY SHARES, PAR VALUE €0.20 PER SHARE

UNDERWRITING AGREEMENT

August 5, 2010

August 5, 2010

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

As Representatives of the Underwriters (as defined below)

Ladies and Gentlemen:

NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the Dutch Chamber of Commerce under number 34253298 and having its corporate seat (statutaire zetel) in Eindhoven (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”) 34,000,000 ordinary shares, par value €0.20 per share, of the Company (the “Firm Shares”).

The Company also proposes to sell to the several Underwriters not more than an additional 5,100,000 ordinary shares, par value €0.20 per share, of the Company (the “Additional Shares”), if and to the extent that you, as representatives of the Underwriters of the offering (the “Representatives”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Additional Shares granted to the Underwriters in Section 2 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The ordinary shares par value €0.20 per share, of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Ordinary Shares.”

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a prospectus, relating to the Shares. The registration statement as amended at the time it becomes effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”; the prospectus in the form first used to confirm sales of Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus.” If the Company has filed an abbreviated registration statement to register additional Ordinary Shares pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “preliminary prospectus,” “Prospectus” and “Time of Sale Prospectus” shall include the documents, if any, incorporated by reference therein. “Applicable Time” means 5:15 p.m. New York City time on August 5, 2010.

References in this Agreement to the Company’s, counsel’s or any other person’s knowledge shall mean such person’s knowledge after due inquiry.

1. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission.

(b) (i) The Registration Statement, as of the date it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, on the date of any such amendment or supplement, if any, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the date it became effective, did, and when the Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined in Section 4 herein) and on any date on which Additional Shares are to be purchased, if such date is not the Closing Date (each an “Option Closing Date”), the Prospectus, as amended or supplemented, if applicable, will, comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus does not, and at the Applicable Time and on the Closing Date (as defined in Section 4) or any Option Closing Date, the Time of Sale Prospectus, as then amended or

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supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus (together with any amendment or supplement thereto), on the date of any filing pursuant to Rule 424(b) and on the Closing Date and any Option Closing Date, does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus (or any amendment or supplement thereto) based upon or in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(c) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been or will be filed with the Commission in accordance with, and complies or will comply in all material respects with, the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder relating to a free writing prospectus, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in any free writing prospectus based upon or in conformity with information furnished to the Company in writing by the Underwriters through the Representatives expressly for use therein. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(d) The Company has been duly incorporated, is validly existing as a Dutch public company with limited liability under the laws of The Netherlands, has all corporate power and authority necessary to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a material adverse effect on the business, properties, management, operations, prospects, financial position, shareholders’ equity or results of operation of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

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(e) Each subsidiary of the Company has been duly organized or incorporated, as the case may be, is validly existing as a corporation or other entity under the laws of the jurisdiction of its incorporation or formation, is a corporation or other entity in good standing, where such concept exists, under the laws of the jurisdiction of its organization or incorporation, has all corporate power and authority necessary to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification or good standing, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except (A) as disclosed in the Time of Sale Prospectus and the Prospectus and (B) for directors’ qualifying shares.

(f) This Agreement has been duly authorized, executed and delivered by the Company.

(g) The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus.

(h) The Ordinary Shares outstanding prior to the issuance of the Shares to be sold by the Company have been duly authorized and are validly issued, fully paid and non-assessable and there is no preference in respect of dividend or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company among the Shares to be sold and other outstanding Shares.

(i) The Shares to be sold by the Company have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

(j) (i) The execution and delivery by the Company of, the performance by the Company of its obligations under, and the consummation of the transactions contemplated by, this Agreement will not contravene (A) any provision of applicable law or (B) the articles of association of the Company or (C) any agreement or other instrument binding upon the Company or any of its subsidiaries or (D) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except with respect to (A), (C) and (D) insofar as would not reasonably be expected to have a Material Adverse Effect, and (ii) no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for

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the performance by the Company of its obligations under this Agreement, except (A) such as have been obtained under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for listing on the NASDAQ Global Market or otherwise, (B) such as may be required by the securities or Blue Sky laws of the various U.S. states in connection with the offer and sale of the Shares and (C) such consent, approval, authorization or order of, or qualification with, which failure to obtain would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the public offering of the Shares or the consummation of any other transaction contemplated hereby.

(k) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(l) There are no legal or governmental proceedings pending or, to the best knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject, (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not reasonably be expected to have a Material Adverse Effect, or a material adverse effect on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described.

(m) The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(n) The Company and its subsidiaries (i) are in compliance with any and all applicable laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) Except as disclosed in the Time of Sale Prospectus, there are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of

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properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p) Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company, or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

(q) Neither the Company nor any of its subsidiaries or controlled affiliates, nor any director or executive officer, nor, to the Company’s knowledge, any other officer, employee, agent or representative of the Company or of any of its subsidiaries or controlled affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and controlled affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(r) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

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(s) (i) The Company represents that neither the Company, nor any of the Company’s subsidiaries (collectively, the “Entity”), directors or executive officers or, to the knowledge of the Entity, any other officer, employee, agent, controlled affiliate or representative of the Entity, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

(ii) The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions.

(iii) The Entity represents and covenants that, for the past three years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(t) Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its subsidiaries, taken as a whole, except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, respectively. Neither the Company nor any of its subsidiaries have sustained, since December 31, 2009, any loss or interference with its business from fire, explosion, flood or other calamity, regardless of whether or not covered by insurance, or from any court or governmental action, order or decree, other than any such loss or interference that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

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(u) The Company and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, which is material to the business of the Company and its subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects, except such as are described in the Time of Sale Prospectus, such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or such as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; and any real property and buildings held under lease by the Company and its subsidiaries, which is material to the business of the Company and its subsidiaries, taken as a whole, are held by them under valid, subsisting and enforceable leases, with such exceptions as are described in the Time of Sale Prospectus, as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries or as would not reasonably be expected to have a Material Adverse Effect.

(v) The Company or its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect.

(w) No material labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in the Time of Sale Prospectus, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x) The Company and each of its subsidiaries, and their respective owned and leased properties, are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the Company has elected to be self-insured; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

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(y) The Company and its subsidiaries possess all certificates, authorizations, approvals, licenses, concessions and permits issued by the appropriate governmental, regulatory and other authorities necessary to conduct their respective businesses, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(z) The Company and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Time of Sale Prospectus, since the end of the Company’s most recent audited fiscal year, (i) the Company is not aware of any material weakness in its internal control over financial reporting (whether or not remediated) and (ii) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(aa) The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures were effective as of December 31, 2009 and, other than as disclosed in the Time of Sale Prospectus, there have been no changes in such disclosure controls and procedures since December 31, 2009.

(bb) (i) The information in the Time of Sale Prospectus and the Prospectus in respect of (1) “comparable sales growth”, “consolidation changes”, “currency effects”, “other incidental items” (collectively, the “Specific Information”) and (2) “PPA effects” and quarterly financial information for each of the four fiscal quarters of 2009 (the “Quarterly Information”) is true and accurate in all material respects, and presents fairly in all material respects the relevant information as of the dates shown and for the periods shown, (ii) all such information has been derived and/or correctly extracted from the accounting and operational systems and records of the Company and its subsidiaries, without material adjustment, and (iii) all such information has been compiled and prepared under the supervision of the Chief Financial Officer of the Company on a consistent basis in conformity with (a) in the case of the Specific Information, the Company’s policies and procedures for calculating the comparable sales growth, consolidation changes, currency effects and other incidental items, as applicable, or (b) in the case of PPA effects and the Quarterly Information, in accordance with U.S. GAAP, which have been consistently applied.

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(cc) Except as described in the Time of Sale Prospectus, the Company has not sold, issued or distributed any Ordinary Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(dd) The Company and each of its subsidiaries have filed all U.S. federal, state, local and non-U.S. tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not reasonably be expected to have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by U.S. GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a Material Adverse Effect.

(ee) The Company is a resident of The Netherlands for tax purposes, including for purposes of tax treaties concluded by The Netherlands, and its place of effective management is situated in The Netherlands.

(ff) Except as described in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company or any of its subsidiaries and any person that would give rise to a valid claim against the Company or any of its subsidiaries or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(gg) In connection with the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has taken or will take within a period of 30 days from the completion of the distribution of the Shares by the Underwriters as notified to the Company by you, any action for the purpose of stabilizing or manipulating the price of the Shares.

(hh) The Company has the power to submit, and pursuant to Section 12 of this Agreement has, to the extent permitted by law, legally, validly, effectively and irrevocably submitted, to the jurisdiction of any New York State or United States Federal court sitting in The City of New York, and has the power to designate, appoint and empower, and pursuant to Section 12 of this Agreement,

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has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any New York State or United States Federal court sitting in The City of New York.

(ii) The audited consolidated financial statements of the Company included in the Registration Statement and the Time of Sale Prospectus present fairly, in all material respects, the combined financial position of the Company and its consolidated subsidiaries as at the dates indicated, and the condition, results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates and for the periods specified; such financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein); the other financial data set forth in the Time of Sale Prospectus are accurately presented and prepared, where applicable, on a basis consistent with the financial statements and books and records of the Company and its subsidiaries.

(jj) Any statistical and market-related data included in the Time of Sale Prospectus are based on or derived from sources that the Company believes to be reasonably reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

(kk) Except for any net income or franchise taxes imposed on the Underwriters by the Netherlands or the United States or any political subdivision or taxing authority thereof or therein as a result of any present or former connection between the Underwriters and the jurisdiction imposing such tax, no value added tax will have to be charged by the Company and no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to The Netherlands or the United States or any political subdivision or taxing authority thereof or therein, in connection with (i) the issuance and authentication of the Shares; (ii) the sale of the Shares to the Underwriters in the manner contemplated herein; or (iii) the resale and delivery of such Shares by the Underwriters in the manner contemplated in the Time of Sale Prospectus.

(ll) Under the current laws and regulations of The Netherlands all dividends and other distributions declared and payable on Ordinary Shares in cash may be freely transferred out of The Netherlands (subject to the obligations contained in Regulation (EC) No 1889/2005 of the European Parliament and of the Council of 26 October 2005) and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in The Netherlands; and except as disclosed in the Time of Sale Prospectus, all such dividends and other distributions will not be subject to withholding, value added or other taxes under the laws and regulations of The Netherlands.

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(mm) The Company and each of its Designated Subsidiaries is not in violation of its articles of association, certificates of incorporation, by-laws or other organizational documents. The Company and each of its Designated Subsidiaries is not (i) in default, and no event exists that, with notice or lapse of time or both, would constitute such a default, in the performance or observance by the Company or any of its subsidiaries of any obligation, agreement, covenant or condition contained in any indenture, mortgage, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which its property or assets are subject; or (ii) in violation of any applicable law, statute, rule or regulation or any judgment or order of any court or arbitrator or governmental or regulatory authority, except for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. “Designated Subsidiary” means each subsidiary of the Company that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X or is a restricted subsidiary under the indentures governing the terms of the outstanding euro-denominated 10% super priority notes due July 15, 2013, U.S. dollar-denominated 10% super priority notes due July 15, 2013, euro-denominated floating rate senior secured notes due October 15, 2013, U.S. dollar-denominated floating rate senior secured notes due October 15, 2013, U.S. dollar-denominated 7 7/ 8% senior secured notes due October 15, 2014, euro-denominated 8 5/ 8 % senior notes due October 15, 2015 and U.S. dollar-denominated 9 1/ 2% senior notes due October 15, 2015 of NXP B.V.

(nn) The Company is a “foreign private issuer,” as defined in Rule 405 of the Securities Act.

(oo) Based on the projected composition of its income and valuation of its assets, including goodwill, the Company does not expect to be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for the taxable year ending on December 31, 2010 and does not expect to become a PFIC in the future.

(pp) KPMG Accountants N.V., who has audited the Company’s consolidated financial statements as of and for the year ended December 31, 2009 included in the Registration Statement and the Time of Sale Prospectus and who will deliver the letters referred to in Section 5(h), is an independent registered public accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the applicable rules and regulations thereunder.

(qq) Deloitte Accountants B.V., who has audited the Company’s consolidated financial statements as of and for the years ended December 31, 2007 and 2008, respectively, included in the Registration Statement and the Time of Sale Prospectus and who will deliver the letters referred to in Section 5(h), is an independent registered public accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the applicable rules and regulations thereunder.

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2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company at $13.30 per share (the “Purchase Price”) the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 5,100,000 Additional Shares at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriters in whole or in part on not more than three occasions by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 4 hereof solely for the purpose of covering sales of Ordinary Shares in excess of the number of Firm Shares. On each Option Closing Date, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

The Company hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period ending 180 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into, exercisable or exchangeable for or representing Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any shares of Ordinary Shares or any securities convertible into, exercisable or exchangeable for or representing Ordinary Shares.

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The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) the issuance by the Company of Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof which option, warrant or security is disclosed in the Time of Sale Prospectus or of which option, warrant or security the Underwriters have been advised in writing, (c) the issuance by the Company of options or other stock-based compensation pursuant to equity compensation plans in existence on the date hereof and described in the Time of Sale Prospectus, provided that any recipients thereof enter into lock-up agreements with the Underwriters in the form of Exhibit A hereto with respect to the remaining 180-day restricted period or any extension thereof unless, in the case of the issuance of options, such options do not become exercisable during the remaining 180-day restricted period or any extension thereof, or (d) the issuance by the Company of up to an aggregate of up to five percent of the Ordinary Shares (as adjusted for stock splits, stock dividends and other similar events after the date hereof) as consideration for bona fide acquisitions, provided that any recipients thereof agree to enter into lock-up agreements with the Underwriters in the form of Exhibit A hereto with respect to the remaining 180-day restricted period or any extension thereof. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Company shall promptly notify the Representatives and each person subject to the lock-up letters described in Section 5(i) of any earnings release, news or event that may give rise to an extension of the initial 180-day restricted period.

3. Terms of Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public initially at $14.00 a share (the “Public Offering Price”) and to certain dealers selected by the Representatives at a price that represents a concession not in excess of $0.42 a share under the Public Offering Price.

4. Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to the Company in immediately available funds in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on August 10, 2010, or at such other time on the same or such other date, not later than August 17, 2010, as shall be designated in writing by you. The time

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and date of such payment are hereinafter referred to as the “Closing Date,” which date may be postponed by agreement among the Representatives and the Company or as provided in Section 11 hereof. Payment for any Additional Shares shall be made to the Company in immediately available funds in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than September 20, 2010, as shall be designated in writing by you.

The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the respective aggregate purchase prices of the Firm Shares and Additional Shares being sold by the Company to or upon the order of the Company by wire transfer payable in same-day funds to the accounts specified by the Company. Delivery of the Firm Shares and Additional Shares shall be made through the facilities of The Depository Trust Company. The Purchase Price payable by the Underwriters shall be reduced by (i) any transfer taxes paid by, or on behalf of, the Underwriters in connection with the transfer of the Shares to the Underwriters duly paid and (ii) any withholding required by law.

5. Conditions to the Underwriters’ Obligations. The obligations of the Company to sell the Shares to the Underwriters and the several obligations of the Underwriters to purchase and pay for the Shares on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 4:30 p.m. (New York City time) on the date hereof.

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The several obligations of the Underwriters are subject to the following further conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and

(ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 5(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement that are not qualified by materiality are true and correct in all material respects as of the Closing Date and the representations and warranties of the Company contained in this Agreement that are qualified by materiality are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date. The officer signing and delivering such certificate may do so having made due enquiry and without personal liability to the Underwriters as a result thereof and may rely upon the best of his or her knowledge as to proceedings threatened.

(c) The Underwriters shall have received on the Closing Date an opinion of De Brauw Blackstone Westbroek N.V., special Dutch counsel for the Company, dated the Closing Date, in a form acceptable to the Underwriters.

(d) The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Simpson Thacher & Bartlett LLP, special U.S. counsel for the Company, dated the Closing Date, in a form acceptable to the Underwriters.

(e) The Underwriters shall have received on the Closing Date an opinion of Mr. Guido Dierick, Senior Vice President and General Counsel of the Company, dated the Closing Date, in a form acceptable to the Underwriters.

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(f) The Underwriters shall have received on the Closing Date an opinion of Stibbe N.V., special Dutch counsel for the Underwriters, dated the Closing Date, in a form acceptable to the Underwriters.

(g) The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Davis Polk & Wardwell LLP, special U.S. counsel for the Underwriters, dated the Closing Date, in a form acceptable to the Underwriters.

(h) The Underwriters shall have received, on each of the date hereof and the Closing Date, letters dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from each of KPMG Accountants N.V. and Deloitte Accountants B.V., each independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(i) The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and certain of the shareholders, executive officers and directors of the Company relating to sales and certain other dispositions of Ordinary Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(j) The Shares to be delivered shall have been approved for listing on the NASDAQ Global Market, subject only to official notice of issuance (if applicable).

(k) You and counsel for the Underwriters shall have received such information, certificates and documents as the Representatives may reasonably require for the purposes of enabling you to effect the transactions contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request, including, without limitation, supplemental opinions, certificates and letters confirming as of such Option Closing Date the opinions, certificates and letters delivered on Closing Date.

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6. Covenants of the Company. In further consideration of the agreements of the Underwriters contained in this Agreement, the Company covenants with each Underwriter as follows:

(a) To furnish to you, upon request, without charge, four signed copies of the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge prior to 10:00 a.m. New York City time on the second business day succeeding the date of this Agreement and during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) (i) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement, (ii) not to file any such proposed amendment or supplement to which you reasonably and promptly object, unless required by law (provided, for the avoidance of doubt, that the Company shall in good faith consider prior to such filing any such reasonable and prompt objections), and (iii) to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c) (i) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and (ii) not to use or refer to any proposed free writing prospectus to which you reasonably and promptly object, unless required by law (provided, for the avoidance of doubt, that the Company shall in good faith consider prior to such filing any such reasonable and prompt objections).

(d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e) If, at any time prior to the filing of the Prospectus pursuant to Rule 424(b), (x) any event shall occur or condition exist as a result of which the Time of Sale Prospectus would, when delivered to a prospective purchaser, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, or (y) if in the opinion of counsel for the Underwriters it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company will (i) notify promptly, in case of sub-clause (x) above, the Representatives so that any use of the Time of Sale Prospectus may cease until it

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is amended or supplemented; (ii) forthwith prepare and file with the Commission, at its own expense, either amendments or supplements to the Time of Sale Prospectus to correct such statement or omission or effect such compliance; and (iii) supply such amendment or supplement, at its own expense, to you and to any dealer in such quantities as you or any dealer may reasonably request.

(f) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), any event shall occur or condition exist as a result of which (x) the Prospectus as then supplemented would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or (y) if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, the Company will (i) notify promptly, in the case of sub-clause (x), the Representatives so that any use of the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) may cease until it is amended or supplemented; (ii) forthwith prepare and file, with the Commission, in accordance with Section 6(b) and at its own expense, either amendments or supplements to the Prospectus to correct such misstatement or omission or effect such compliance; and (iii) supply such amendment or supplement, at its own expense, to you and to any dealer in such quantities as you or any dealer may reasonably request.

(g) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, or taxation in any jurisdiction where it is not now so subject.

(h) To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

7. Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and

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expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus used, prepared or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable and documented fees and disbursements of external counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares by FINRA, (v) all fees and expenses in connection with the preparation and filing of the registration statement on Form 8-A relating to the Ordinary Shares and all costs and expenses incident to listing the Shares on the NASDAQ Global Market, (vi) the cost of printing certificates representing the Shares, if any, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, provided, however, that the Underwriters shall be responsible for 50% of the third party costs of any private aircraft incurred by or on behalf of the Company in connection with such road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 9 entitled “Indemnity and Contribution” and the last paragraph of Section 11 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

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The provisions of this Section shall not supersede or otherwise affect any agreement that the Company may otherwise have for the allocation of such expenses among themselves.

8. Covenants of the Underwriters. Each Underwriter hereby severally represents and agrees that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Shares, other than (i) a free writing prospectus that contains no material “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the preliminary prospectus, (ii) any free writing prospectus listed on Schedule II, or (iii) any written communication prepared by such Underwriter and approved by the Company in advance in writing.

9. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.

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(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) or 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of

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more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Representatives. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d) To the extent the indemnification provided for in Section 9(a) or 9(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 9(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective

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proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

10. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading in the Ordinary Shares or

24

trading generally shall have been suspended or materially limited on, or by, the NASDAQ Global Market, (ii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iii) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State authorities or authorities in The Netherlands or (iv) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or currency exchange controls or any calamity or crisis that, in your judgment, is material and adverse and which, individually or together with any other event specified in this clause (iv), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.

11. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 11 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be

25

sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

12. Submission to Jurisdiction; Appointment of Agent for Service. The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Prospectus, the Registration Statement or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. The Company hereby irrevocably appoints James N. Casey, 1109 McKay Drive, M/S 54SJ San Jose, CA 95131-1706, United States as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as its agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. Notwithstanding the foregoing, any action based on this Agreement may be instituted by the Underwriters in any competent court in The Netherlands.

13. Waiver of Immunity. To the extent that the Company may be entitled in any jurisdiction in which judicial proceedings may at any time be commenced hereunder, to claim for itself or its revenues or assets any immunity, including sovereign immunity, from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations hereunder and to the extent that in any such jurisdiction there may be attributed to the Company such an immunity (whether or not claimed), the Company hereby irrevocably agrees not to claim

26

and irrevocably waives such immunity to the maximum extent permitted by law. As a matter of Dutch law, the Company’s assets are not intended for public use (openbare dienst) and as a result the Company is not entitled to immunity from legal proceedings, nor are its assets immune from execution.

14. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

15. Taxes. (a) All payments made by the Company under this Agreement, if any (including, for purposes of this provision, to any relevant extent, the difference between the Public Offering Price and the Purchase Price), will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, and all interest, penalties and similar liabilities with respect thereto, imposed or levied by or on behalf of The Netherlands or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges, and all interest, penalties and similar liabilities with respect thereto. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Underwriter and each person controlling any Underwriter, as the case may be, of the amounts that would otherwise have been receivable in respect thereof, except to the extent such taxes, duties, assessments or other governmental charges, and all interest, penalties and similar liabilities with respect thereto, if any, are imposed or levied by reason of such Underwriter’s or controlling person’s being connected with The Netherlands other than by reason of its being an Underwriter or a person controlling any Underwriter under this Agreement. (b) All fees and amounts payable by the

27

Company under this Agreement (including, for purposes of this provision, to any relevant extent, the difference between the Public Offering Price and the Purchase Price) are exclusive of any value added tax or any similar taxes (“VAT”). If the transactions described in this Agreement are subject to VAT, the Underwriters shall provide the Company with a valid invoice that complies with all relevant tax regulations and that specifically states the applicable VAT. Provided the Underwriters have stated the applicable VAT on the invoice, the Company will pay the Underwriters the applicable VAT. The Company reserves the right to withhold payment of any VAT to the Underwriters until the Underwriters have provided the Company with a valid invoice that complies with all relevant tax regulations and that specifically states the applicable VAT. If the Underwriters have incorrectly determined the applicable VAT and, as a result thereof, the Company has overpaid the Underwriters, the Underwriters will repay the overpaid amount plus interest to the Company upon the Company’s written request. If the Underwriters have incorrectly determined the applicable VAT and, as a result thereof, the Company has underpaid the Underwriters, the Company shall pay the outstanding amount to the Underwriters upon receipt of a valid invoice that complies with all relevant tax regulations and that specifically states the applicable VAT, as corrected.

16. Entire Agreement. This Agreement represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.

17. Miscellaneous. (a) The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

(b) The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that

28

may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(c) In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

18. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

19. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

20. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

21. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010, Attention: LCD-IBD, with copies to Goldman, Sachs & Co., 200 West Street, New York, NY 10282 Attention: Registration Department and Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, Attention: Equity Capital Markets Syndicate Desk; if to the Company shall be delivered to NXP Semiconductors, Legal Department, High Tech Campus 60, 5656 AG Eindhoven, The Netherlands, Attention: Guido Dierick, with copy to Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London EC2Y 9HU, England, Attention: Nicholas J. Shaw.

[Remainder of the page intentionally blank]

29

Very truly yours,

NXP SEMICONDUCTORS N.V.

By:
Name: Guido Dierick
Title: Authorized Signatory

[Signature page underwriting agreement]

Accepted as of the date hereof

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

Morgan Stanley & Co. Incorporated

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto

By:	CREDIT SUISSE SECURITIES (USA) LLC

[Signature page underwriting agreement]

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased

CREDIT SUISSE SECURITIES (USA) LLC	6,913,333

GOLDMAN, SACHS & CO.	6,913,333

MORGAN STANLEY & CO. INCORPORATED	6,913,334

BARCLAYS CAPITAL INC.	3,910,000

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	3,910,000

ABN AMRO BANK N.V.	1,020,000

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.	1,360,000

HSBC SECURITIES (USA) INC.	680,000

J.P. MORGAN SECURITIES INC.	1,020,000

KKR CAPITAL MARKETS LLC	1,360,000

Total:	34,000,000

I-1

SCHEDULE II

Time of Sale Prospectus

1. Preliminary Prospectus issued July 22, 2010 2. Free Writing Prospectus dated August 5, 2010 3. Price per share: $14.00

II-1

EXHIBIT A

[FORM OF LOCK-UP LETTER]

                     , 2010

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

As Representatives of the Underwriters (as defined below)

Ladies and Gentlemen:

The undersigned understands that you (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) formed in The Netherlands (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of              shares (the “Shares”) of the ordinary shares, par value €0.20 per share, of the Company (the “Ordinary Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares beneficially owned (as such term is used in Rule 13d 3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into, exercisable or exchangeable for or representing Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to Ordinary Shares or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of Ordinary Shares or any security convertible into Ordinary Shares as a bona fide gift, (c) distributions or other transfers of Ordinary Shares or any security convertible into Ordinary Shares to partners, members, interest holders or stockholders of the undersigned or of any of the undersigned’s affiliates (as such term is defined in Rule 405 of the Securities Act) or to any investment funds, pension funds, mutual funds or similar entities controlled, managed, advised by or affiliated with the undersigned, [(d) sales or transfers of Ordinary Shares or securities convertible into Ordinary Shares to affiliates (as such term is defined in Rule 405 of the Securities Act) of Koninklijke Philips Electronics N.V. (“Philips”) or to any pension funds (or affiliated investment vehicles) operated for the benefit of current or former employees of Philips or its subsidiaries,]* provided that (x) in the case of any transfer or distribution pursuant to clause (b), (c) [or (d)]*, each donee, distributee or transferee, as the case may be, shall sign and deliver to the Representatives a lock-up letter in the form of this letter, (y) in the case of any transfer or distribution pursuant to clause (a), (b) or (c), no filing under the Exchange Act reporting a reduction in beneficial ownership of Ordinary Shares shall be required or shall be voluntarily made in respect of the transfer or distribution during the restricted period referred to in the foregoing sentence, [and (z) in the case of any sale or transfer pursuant to clause (d), if the transferor or the purchaser or transferee is required to file a report under the Exchange Act reporting a change in beneficial ownership of Ordinary Shares in respect of the sale or transfer during the restricted period (and provided that neither the transferor, nor the purchaser or transferee shall voluntarily file such a report if not so required), the undersigned shall provide at least two business days’ prior written notice of such filing to the Representatives,]* (e) the sale of any ordinary Shares or any security convertible into Ordinary Shares in connection with a “cashless exercise” of options or warrants, (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares, provided that such plan does not provide for the transfer of Ordinary Shares during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company, and (g) the tender of any Ordinary Shares in a public offer for all of the Ordinary Shares.

*	To be included in the lock-up letter of Koninklijke Philips Electronics N.V. and any purchasers and transferees pursuant to clause (d).

In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into, exercisable or exchangeable for or representing Ordinary Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company and the Company’s transfer agent and registrar, as applicable, against the transfer of the undersigned’s Ordinary Shares except in compliance with the foregoing restrictions.

If:

(1) during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2) prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period;

the restrictions imposed by this agreement, shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable. The undersigned acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the restricted period and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

[Notwithstanding anything herein to the contrary, to the extent KKR Capital Markets LLC or its affiliates are deemed to be an affiliate of the undersigned or in privity with the undersigned or any affiliate of the undersigned, KKR Capital Markets LLC and its affiliates may engage in investment advisory, investment company, financial advisory, financing, asset management and other similar activities conducted in the ordinary course of its and its affiliates’ business; provided that this sentence shall have no application with respect to Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares held or beneficially owned by KKR NXP Investor S.a.r.l., KKR NXP (2006) Limited, KKR NXP (European II) Limited, KKR NXP (Millennium) Limited, KKR Associates Europe II Limited Partnership (the “KKR Entities”) at the time of the completion of the Public Offering, whether or not such Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares are held by the KKR Entities or are transferred, sold or otherwise not beneficially owned by the KKR Entities.]+

+	To be included in the lock-up letter signed by, and in connection with the transfer of Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares by, KKR NXP Investor S.a.r.l., KKR NXP (2006) Limited, KKR NXP (European II) Limited, KKR NXP (Millennium) Limited, KKR Associates Europe II Limited Partnership

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This Agreement shall terminate when (i) the conditions set out in Section 5 of the Underwriting Agreement have not been satisfied or waived by the relevant party by September 30, 2010; or (ii) the Underwriting Agreement terminates pursuant to Section 10 thereof.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

(Name)

(Address)

EXHIBIT 2

ALPINVEST PARTIES

APAX PARTIES

BAIN CAPITAL PARTIES

CO-INVEST PARTIES

KASLION S.A R.L.

KASLION HOLDING B.V.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

KKR PARTIES

SILVER LAKE PARTIES

STICHTING MANAGEMENT CO-INVESTMENT NXP

SHAREHOLDERS’ AGREEMENT REGARDING

NXP SEMICONDUCTORS N.V.

Dated 5 August 2010

Clifford Chance

10 Upper Bank Street

London E14 5JJ

13.2	Group within the meaning of the Securities Exchange Act of 1934	24
13.3	No Partnership; Exculpation Clause	24
13.4	Further Assurances	24
13.5	Specific Performance	24
13.6	Severability	24
13.7	Conflicts or Inconsistencies	24
13.8	Notices	25
13.9	Assignment	25
13.10	Waiver; Amendment	25
13.11	No Recourse	25
13.12	Several Obligations	26
13.13	Third Parties	26
13.14	Termination of Existing Agreements	26
13.15	Entire Agreement	26
13.16	Termination of this Agreement	26
13.17	Applicable Law	26
13.18	Arbitration	27
13.19	Counterparts	27
Schedule 1 Investors and Investor HoldCos		28
Schedule 2 Form of Registration Rights Agreement		30
Schedule 3 Form of Accession Agreement		31
Schedule 4 Accession Form		34
Schedule 5 Restructuring Steps		36
Schedule 6 Actions Requiring Approval		37
Part A Shareholder Actions Requiring the Approval of Two Thirds of the Investors Committee		37
Part B Shareholder Actions Requiring Approval of a Simple Majority of the Investors Committee		37
Part C Other Actions Requiring Approval of a Simple Majority of the Investors Committee		38
Schedule 7 AlpInvest Advisory Agreement		39
Schedule 8 Co-Investment Share Allocation		40
Schedule 9 Addresses and Fax Numbers for Notices		41

THIS SHAREHOLDERS AGREEMENT is dated 5 August 2010.

BETWEEN:

(1)	Each of the AlpInvest Parties (as listed in Schedule 1, together “AlpInvest”);

(2)	Each of the Apax Parties (as listed in Schedule 1, together “Apax”);

(3)	Each of the Bain Capital Parties (as listed in Schedule 1, together “Bain”);

(4)	Each of the Co-Invest Parties (as listed in Schedule 1);

(5)	Kaslion S. à r.l., a société à responsabilité limitée organized and existing under the laws of Luxembourg having its registered office at 61, rue de Rollingergrund, L-2440 Luxembourg, Luxembourg and registered with the Trade Register under file number B-119.161 (“LuxCo”);

(6)	Kaslion Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, having its registered office at Frederik Roeskestraat 123 1Hg, 1076 EE Amsterdam, The Netherlands and registered with the Chamber of Commerce under file number 34253301 (“DutchCo”);

(7)	Koninklijke Philips Electronics N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of The Netherlands, having its registered office at High Tech Campus 60, 5656 AE Eindhoven and registered with the Chamber of Commerce under file number 17001910 (“Philips”);

(8)	Each of the KKR Parties (as listed in Schedule 1, together “KKR”);

(9)	Each of the Silver Lake Parties (as listed in Schedule 1, together “SLP”); and

(10)	Stichting Management Co-Investment NXP, a foundation (stichting) incorporated under the laws of The Netherlands, having its registered office at High Tech Campus 60, 5656 AG Eindhoven and registered with the Chamber of Commerce under file number 34256080 (the “Management Foundation”),

AlpInvest, Apax, Bain, DutchCo, the Co-Invest Parties, KKR, LuxCo and SLP, and their respective permitted successors and assigns, are collectively referred to herein as the “Investors” and each of them is referred to as an “Investor”. The Investors, the Management foundation and Philips, together with any Person in the future acceding to this Agreement as envisaged below, are collectively referred to herein as the “Parties” and each of them a “Party”.

WHEREAS:

(A)	On 29 September 2006, the Investors, certain of the Investors’ syndicatees and LuxCo entered into an investors’ agreement (the “2006 Investors Agreement”) in respect of their shareholdings in LuxCo.

(B)	On 29 September 2006, DutchCo, a company indirectly owned by the Investors and the certain of their syndicatees, the Management Foundation and Philips entered into a shareholders’ agreement (the “2006 Shareholders Agreement”) in respect of their shareholdings in Kaslion Acquisition B.V. (subsequently renamed NXP Semiconductors N.V., “NXP”).

(C)	It is envisaged that a number of ordinary shares in the capital of NXP will be publicly offered in an initial public offering and that NXP’s shares will be listed on NASDAQ Global Market (the “IPO”).

(D)	Simultaneously with the execution of this Agreement, the Parties and NXP are entering into a registration rights agreement in a form substantially similar to Schedule 2 (the “Registration Rights Agreement”) in respect of the ordinary shares in NXP held by each of the relevant Parties.

(E)	It is also envisaged that the Parties will enter into a lock up agreement with underwriters involved in the IPO.

(F)	Prior to the IPO the Parties will implement a restructuring of their direct and indirect shareholdings in NXP.

NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

2006 Investors Agreement shall have the meaning set forth in Recital (A) to this Agreement.

2006 Shareholders Agreement shall have the meaning set forth in Recital (B) to this Agreement.

Accession Agreement shall mean an agreement substantially in the form of Schedule 3.

Accession Form shall mean the declaration of accession in the form of Schedule 4.

Affiliate or Affiliated Fund shall mean with respect to (a) any Investor, Investor HoldCo, any other Person Controlled directly or indirectly by such Investor or Investor HoldCo, Controlling directly or indirectly such Investor or Investor HoldCo or directly or indirectly under the same Control as such Investor or Investor HoldCo, or, in each case, a successor entity to such Investor or Investor HoldCo provided, however, that (i) Affiliate or Affiliated Fund shall not include any portfolio companies of the relevant Investor or its Affiliates, (ii) with respect to each of the AlpInvest Parties, Affiliate or Affiliated Fund shall not include Stichting Pensioenfonds ABP and Stichting Pensioenfonds Zorg en Welzijn or any of their respective Affiliates that are not Controlled by AlpInvest Partners N.V. and its subsidiaries, (iii) with respect to each of the KKR Parties, Affiliate or Affiliate Fund shall not include (a) funds, and investee companies of such funds managed or advised by KKR Asset Management LLC and (b) entities Affiliated to any of the KKR Parties that operate in capital markets; and (iv) with respect to each of the Bain Capital Parties, Affiliate or Affiliated Fund shall not include (a) funds, and investee companies of such funds managed or advised by Bain Capital Venture Partners, LLC, Brookside Capital, LLC, Sankaty Advisors, LLC or Absolute Return Capital, LLC and (b) entities Affiliated to any of the Bain Capital Parties that operate in capital markets; and provided further, for the avoidance of doubt, that all of the funds mentioned underneath a single heading as a group of funds in Schedule 1 shall in any event be considered Affiliates and Affiliated Funds of each other; and (b) with respect to Philips, another Person Controlled directly or indirectly by Philips, Controlling directly or indirectly such first Person or directly or indirectly under the same Control as such first Person.

Affiliated shall have a meaning correlative to the foregoing.

Affiliate Transfer shall mean, collectively and individually, an Investor Affiliate Transfer and a Philips Affiliate Transfer.

Agreement shall mean this Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

AlpInvest and AlpInvest Parties shall have the meaning set forth in the preamble to this Agreement.

Apax and Apax Parties shall have the meaning set forth in the preamble to this Agreement.

Apax HoldCo shall have the meaning set forth in Schedule 1.

Authorized Recipients shall have the meaning set forth in Article 12.1.

Bain and Bain Capital Parties shall have the meaning set forth in the preamble to this Agreement.

Bain HoldCo shall have the meaning set forth in Schedule 1.

Business Day shall mean a day on which banks are open for business in Amsterdam, London, New York and Luxembourg (which, for avoidance of doubt, shall not include Saturdays, Sundays and public holidays in any of these cities).

Co-Invest HoldCo shall have the meaning set forth in Schedule 1.

Co-Invest Parties shall have the meaning set forth in the preamble to this Agreement.

Confidential Information shall have the meaning set forth in Article 12.1.2.

Control shall mean with respect to a Person (other than an individual) (i) direct or indirect ownership of more than 50% of the voting rights of such Person, or (ii) the right to appoint the majority of the members of the board of directors (or similar governing body) or to manage on a discretionary basis the assets of such Person and, for the avoidance of doubt, a general partner is deemed to control a limited partnership and, solely for the purposes of this Agreement, a fund advised or managed directly or indirectly by a Person shall also be deemed to be controlled by such Person (and the terms Controlling and Controlled shall have meanings correlative to the foregoing).

Drag-Along Notice shall have the meaning set forth in Article 8.1.1.

Drag-Along Shareholder shall mean each Party other than an Initiating Shareholder or Initiating Investor, as the case may be.

DutchCo shall have the meaning set forth in the preamble of this Agreement.

Encumbrance shall mean a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect.

Encumber shall have a meaning correlative to the foregoing.

Existing Advisory Agreement shall mean the advisory services agreement as of September 29, 2006 by and between NXP B.V., DutchCo and Philips.

Existing Agreements shall mean, individually and collectively, the Existing Advisory Agreement, the 2006 Investors Agreement, the 2006 Shareholders Agreement.

ESOP shall mean, individually and collectively, (i) the conditions of administration applicable to the Shares held by the Management Foundation and adopted by the board of the Management Foundation and (ii) the terms of any NXP stock option or equity rights plan adopted in accordance with the NXP Organisational Documents from time to time.

FMSA shall mean the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), as amended.

Group shall mean two or more Persons who agree to act together for the purpose of acquiring, holding, voting or disposing of Shares.

Incur shall mean to issue, create, assume, guarantee, incur or otherwise become liable for and the terms Incurred and Incurrence shall have meanings correlative to the foregoing.

Initiating Shareholder shall have the meaning set forth in Article 8.1.1.

Initiating Investors shall have the meaning set forth in Article 8.1.2.

Information shall mean the books and records of any member of the NXP Group and information relating to such member of the NXP Group, its properties, operations, financial condition and affairs.

Investor shall have the meaning set forth in the preamble to this Agreement.

Investor Affiliate Transfer shall have the meaning set forth in Article 6.2.1.

Investor HoldCo shall mean, individually and collectively, Apax HoldCo, Bain HoldCo, Co-Invest HoldCo, the KKR HoldCos and SLP HoldCo.

Investor Representative shall have the meaning set forth in Article 4.1.2(a).

Investor and Management Lock-Up Period shall have the meaning set forth in Article 6.2.1.

Investors Committee shall have the meaning set forth in Article 4.1.1(a).

IPO shall have the meaning set forth in Recital (C) to this Agreement.

IPO Date means the date of the first prospectus filed with the SEC with respect to the IPO that discloses the final public offering price.

KKR and KKR Parties shall have the meaning set forth in the preamble to this Agreement.

KKR HoldCos shall have the meaning set forth in Schedule 1.

Lock-Up Period shall mean, collectively and individually, the Investor and Management Lock-Up Period and the Philips Lock-Up Period.

LuxCo shall have the meaning set forth in the preamble of this Agreement.

Management Foundation shall have the meaning set forth in the preamble of this Agreement.

NXP shall have the meaning set forth in the preamble to this Agreement.

NXP Articles shall mean the articles of association (statuten) of NXP from time to time in effect.

NXP Board shall mean the board of directors (raad van bestuur) of NXP consisting of non-executive directors and executive directors.

NXP Board Rules shall mean the board rules (bestuursreglement) adopted by the NXP Board in accordance with the NXP Articles from time to time.

NXP General Meeting shall mean a general meeting or extraordinary general meeting of all shareholders of NXP.

NXP Group shall mean NXP and its subsidiary undertakings from time to time.

NXP Organisational Documents shall mean, individually and collectively, the NXP Articles and the NXP Board Rules.

Outstanding Share Amount shall have the meaning set forth in Article 6.3.1.

Permitted Philips Transferee shall have the meaning set forth in Article 6.3.1(b).

Person shall mean any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organization, trust, union, association or any U.S. or non-U.S. government, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, judicial or arbitral body or other similar authority.

Philips shall have the meaning set forth in the preamble to this Agreement.

Philips Affiliate Transfer shall have the meaning set forth in Article 6.3.1(a).

Philips Lock-Up Period shall have the meaning set forth in Article 6.3.1.

Philips Party shall mean Philips, each Affiliate of Philips that shall have become a Party and each Permitted Philips Transferee.

Public Offering shall mean, with respect to any securities of a class that is the same as any class of Shares: (i) any sale of such securities to the public in an offering under the laws, rules and regulations of any non-U.S. jurisdiction or (ii) any sale of such securities to the public in an offering pursuant to an effective Registration Statement under the Securities Act (other than a Registration Statement on Form S-4, F-4 or S-8, or any successor or other forms promulgated for similar purposes).

Qualified Asian Exchange shall mean the Tokyo Stock Exchange, the Hong Kong Stock Exchange, the Singapore Exchange, the Korea Stock Exchange and the Taiwan Stock Exchange.

Qualified Public Offering means a Public Offering of an amount of equity securities of NXP or a successor entity which, immediately following the closing of such Public Offering, equals or exceeds 10% of NXP’s (or the successor’s) then issued and outstanding equity securities, provided that (a) immediately after the closing of such Public Offering, NXP’s (or the successor’s) equity securities are traded on a national securities exchange or through the Nasdaq National Market, the London Stock Exchange, or are otherwise actively traded over-the-counter and (b) the aggregate gross proceeds of such Public Offering (net of underwriting discounts and commissions) equal or exceed €1,000,000,000 (or the equivalent in other currencies).

Registration Rights Agreement shall have the meaning set forth in Recital (D) to this Agreement.

Registration Statement shall mean a prospectus and other documents filed with the SEC to effect a registration under the Securities Act.

Representatives shall mean the Investor Representative(s), any advisor to the NXP Board of the Parties or their Affiliates (excluding, for the avoidance of doubt, any member of the NXP Group) and such Party’s and each such Affiliate’s respective directors, managers, officers, partners, members, principals, employees, professional advisers and agents.

Restructuring shall have the meaning set forth in Article 3.1.1.

Rule 144 shall mean Rule 144 promulgated by the SEC under the Securities Act, and any successor provision thereto.

SEC shall mean the U.S. Securities and Exchange Commission.

Securities Act shall mean the U.S. Securities Act of 1933, as amended.

Sell shall mean, when used with respect to any Shares or Investor HoldCo shares, to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares, or any other securities so owned convertible into or exercisable or exchangeable for Shares or (ii)

enter into any total return swap, sub participation, credit default swap or other arrangement that transfers to another, in whole or in part, the economic ownership or any of the rewards and economic consequences of ownership of the Shares, whether any such transaction described under (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, either voluntarily or involuntarily, and however occurring, and the terms “Sale” and “Sold” shall have meanings correlative to the foregoing.

Selling Shareholder shall mean a Party, other than a Tag-Along Shareholder, initiating a Sale pursuant to Article 7.

Shares shall mean the ordinary shares, each with a par value of €0.20 (twenty eurocents) in NXP outstanding from time to time.

Shareholder shall mean a holder of Shares from time to time.

SLP and Silver Lake Parties shall have the meaning set forth in the preamble to this Agreement.

SLP HoldCo shall have the meaning set forth in Schedule 1.

Tag-Along Notice shall have the meaning set forth in Article 7.2.1.

Tag-Along Right shall have the meaning set forth in Article 7.2.1.

Tag-Along Shareholders shall mean the Parties other than a Selling Shareholder.

Third Party shall mean, any Person (or Group) that is not a Party or an Affiliate of a Party.

Voting Interest of a Party at a particular time shall mean the aggregate number of votes exercisable at an NXP General Meeting, attached to the shares in NXP comprised in the Shares (i) held by the Party at that time or (ii) with respect to which the Party at that time has the authority and power to vote pursuant to a power of attorney, transfer of voting rights or otherwise.

Voting Interest Percentage of a Party at a particular time shall mean the Voting Interest of the Party at that time divided by the total number of Shares outstanding at that time, times 100%.

1.2	Interpretation

1.2.1	Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

1.2.2	The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

1.2.3	The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

1.2.4	A reference to any Party or any party to any other agreement or document shall include such Party or Party’s successors and permitted assigns.

1.2.5	A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

2.	CONDITIONS

Other than Article 3, which shall become effective on the date hereof, this Agreement shall become effective as of the date immediately preceding the IPO Date provided, that if for any reason the IPO is not consummated the provisions of this Agreement other than Article 3.1.3 and Article 13 (to the extent applicable to give effect to Article 3.1.3) shall be treated as never having become effective.

3.	PRE-IPO RESTRUCTURING

3.1.1	The Investors agree to restructure their direct and indirect shareholding in NXP prior to the IPO, or at such later date, as a whole or in part, as the Investors Committee may decide (taking into account any public disclosure obligations that might be triggered under applicable U.S. securities laws or otherwise), in accordance with the steps set out in Schedule 5 subject to such changes and additional steps as the Investors Committee may approve in writing (the “Restructuring”).

3.1.2	The Investors agree to execute any and all documents, deeds, agreements, powers of attorney, notices, acknowledgements, agreements, memoranda, statements and certificates as may be ancillary, necessary, required or useful in connection with the Restructuring and the implementation thereof.

3.1.3	In the event that the IPO is not consummated within 10 (ten) Business Days following the implementation of the Restructuring, (i) the Investors shall take such actions as the Investors Committee deems necessary or appropriate to unwind part or all of the Restructuring, (ii) the remaining articles of this Agreement shall not become effective and the 2006 Shareholders Agreement will continue to govern the rights and obligations of the parties thereto, provided that each holder of Shares at such time that is not a party to the 2006 Shareholders Agreement shall have entered into a joinder or similar arrangement whereby such holder shall become bound and obligated under the 2006 Shareholders Agreement with the same effect as if such holder were an “Investor” named in the 2006 Shareholders Agreement and provided, further, that if such holders shall not have become so bound, the 2006 Shareholders Agreement shall cease to bind the Parties and (iii) the Investors will continue to be subject to their additional obligations pursuant to the 2006 Investors Agreement, subject to such amendments as the Investors Committee determines.

4.	GOVERNANCE

4.1	Investors Committee

4.1.1	Purpose of the Investors Committee

(a)	The Investors agree that the principal governing body of their investment in the NXP Group will be a committee of representatives of the Investors (the “Investors Committee”), to the fullest extent permitted by law, recognizing that the Investors Committee is a creation of contract and not of corporate law.

(b)	Each Investor shall take any and all action within its power to effectuate any decision taken by the Investors Committee pursuant to this Agreement (whether affirmative or negative), and no Investor shall take any action that would contravene any decision taken by the Investors Committee (whether affirmative or negative). Each Investor agrees that, unless and until any matter that requires the prior approval of the Investors Committee as set forth in this Agreement or elsewhere in this Agreement has been considered and either approved or rejected in writing by the Investors Committee or if any other matter otherwise is considered and either approved or rejected in writing by the Investors Committee, it shall take any and all actions to the extent such actions are within its power and control in its capacity as a shareholder of NXP (i) to procure that such matter shall not be placed on the agenda of any NXP General Meeting and that consideration of such matter at any NXP General Meeting shall be delayed and (ii) in any event, to refrain from voting on such matter (whether for or against) at any such NXP General Meeting and abstain, and cause each of their Affiliates to abstain, from entering into any agreement with NXP or its Affiliates.

4.1.2	Investors Committee Composition

(a)	The Investors Committee shall consist initially of five members. Each of the Investors shall be entitled to designate one member of the Investors Committee, who shall at all times be the same Person as the relevant Investor’s nominated non-executive member of the NXP Board (or any of such nominees) appointed in accordance with Article 4.2.1 (each such member, an “Investor Representative”) and one observer for such Investor Representative. The Investors Committee shall not have a chairman. Each initial Investor Representative and initial observer is identified below opposite the name of the designating Investor.

Designating Investor	Investor Representative	Observer

AlpInvest	Volkert Doeksen	Erik Thyssen

Apax	Richard Wilson	Roy Mackenzie

Bain	Michel Plantevin	Ian Loring

KKR	Johannes Huth	Nicolas Cattelain

SLP	Egon Durban	Simon Patterson

To provide for continuity within the Investors Committee, each Investor shall use best efforts to ensure that the relevant initial Investor Representative and, when appropriate, observer shall attend the meetings of the Investors Committee in person but may attend by telephone if valid reasons are given to the Investors Committee. Only in exceptional circumstances will an Investor appoint an attorney or observer other than an initial observer to attend an Investors Committee meeting on such Investors behalf.

(b)	An Investor shall not be entitled to designate an Investor Representative (or observer) in the event that such Investor shall cease (together with its Affiliates) to hold a Voting Interest Percentage of at least 2.5%. Any Investor shall have the right to voluntarily relinquish its ability to designate an Investor Representative under this Agreement by delivery of written notice to the other Investors. To the extent any Investor shall cease to be entitled to designate an Investor Representative, the size of the Investors Committee shall be deemed to automatically decrease accordingly, such Investor Representative shall immediately cease to be a member of the Investors Committee, and the Investor’s observer immediately shall cease to be entitled to attend the meetings of the Investors Committee.

(c)	Any Investor Representative (or observer) may be removed (with or without cause) from time to time and at any time solely by the Investor designating such Investor Representative. Any vacancy on the Investors Committee in respect of an Investor Representative (or observer) designated by an Investor may be filled by the Investor entitled to designate such Investor Representative.

(d)	Notwithstanding anything to the contrary contained in this Agreement, the rights of the Investors to designate individuals to serve on the Investors Committee or as observers thereto shall not be transferable, directly or indirectly.

4.1.3	Meetings of the Investors Committee; Observers.

(a)

An Investors Committee meeting will be called (i) prior to any NXP General Meeting or (ii) at the request of any two or more of the Investors on not less than 24 (twenty-four) hours’ notice to each Investor Representative, either personally, by telephone, by mail, by telecopy, by electronic mail or by any other means of communication reasonably calculated to give notice, and at such time and place as shall from time to time be determined by the Investors Committee.

Notice of such meeting shall include an agenda of the topics to be discussed and voted upon. Notice of a meeting need not be given to any Investor Representative if a written waiver of notice, executed by such Investor Representative before or after the meeting, is filed with the records of the meeting, or to any Investor Representative who attends the meeting. A waiver of notice need not specify the purposes of the meeting.

(b)	Each designated observer shall receive the same notices and documentation (including the agenda, minutes, committee reports and any other documentation) for such meeting as is given to the Investor Representatives. If an Investor Representative designated by an Investor does not attend a meeting of the Investors Committee, the observer designated by that Investor will be entitled to vote in that meeting. Otherwise, an observer shall not have the right to vote on any matter under consideration by the Investors Committee. An observer shall be bound by the same duties of confidentiality as apply to the Investor Representatives (and any observer will be required to execute any confidentiality undertaking as may reasonably be requested by the Investors Committee).

4.1.4	Quorum and Decisions of the Investors Committee.

(a)	Each member of the Investors Committee shall have total voting power at any time equal to the aggregate Voting Interest at that time held by the Investor who designated that member of the Investors Committee. At all duly called meetings of the Investors Committee, Investor Representatives representing at least a simple majority of the total voting power of the members of the Investors Committee shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Investors Committee, the Investor Representatives present shall adjourn the meeting. No quorum shall be required for the next duly called meeting.

(b)	Subject to Article 4.1.4(c), all decisions of the Investors Committee shall be taken by simple majority of the total voting power of the members of the Investors Committee (as determined pursuant to Article 4.1.4(a)). For avoidance of doubt, an Investor Representative representing one or more absent Investor Representatives by proxy or power of attorney shall be entitled to cast the votes of each such absent Investor Representative. Subject to Article 4.1.4(c), decisions of the Investors Committee may be taken or ratified by written consent by Investor Representatives representing a simple majority of the total voting power of the member of the Investors Committee (as determined pursuant to Article 4.1.4(a)), following at least 24 hours’ prior written notice of such action to all Investor Representatives. Any resolution or other action taken by the Investors Committee, whether in a meeting or by written consent, shall be notified to all Investors promptly after it is taken, unless all Investor Representatives were present at such meeting (in person or by telephone or by proxy or power of attorney) or all Investor Representatives have signed the written consent.

(c)	Any of the actions set forth in Part A of Schedule 6 require the approval of at least two thirds of the votes that can be validly cast by the Investor Representatives (excluding any Investor Representative otherwise explicitly prevented from voting with respect to such matter by the terms of this Agreement).

4.1.5	Voting in accordance with the instructions of the Investors Committee

For as long as the combined shareholding in NXP of the Investors and their Affiliates equals at least 25% of the Shares held by the Investors at the date of the IPO, each Investor agrees to exercise its respective voting rights in any NXP General Meeting in respect of the matters listed in Schedule 6 in accordance with the decisions, as adopted with the relevant majority required under Articles 4.1.4(b) or 4.1.4(c), of the Investors Committee.

4.2	NXP Board

4.2.1	Composition of the NXP Board

(a)	Subject to Article 4.2.1(d), the Parties agree to exercise their respective voting rights in any NXP General Meeting such that the NXP Board will include the following non-executive members:

(i)	one person nominated by Apax;

(ii)	two persons nominated by Bain;

(iii)	two persons nominated by KKR;

(iv)	one person nominated by Philips; and

(v)	one person nominated by SLP.

(b)	The Parties acknowledge that immediately following the IPO the NXP Board will include the following non-executive members:

Designated by	Non-Executive Member

Apax	Richard Wilson

Bain	Michel Plantevin

Bain	Ian Loring

KKR	Johannes Huth

KKR	Nicolas Cattelain

Philips	Eric Coutinho

SLP	Egon Durban

(c)	In addition, the Parties acknowledge that AlpInvest will enter into an advisory arrangement with NXP substantially in a form attached as Schedule 7.

(d)	For the avoidance of doubt and without prejudice to the rights of other Parties, Philips shall have the right, at its sole discretion and at any time, to renounce its right to designate a member of the NXP Board, and from the date of such renunciation, Philips shall have no right to designate a member of the NXP Board and shall not be obligated to exercise its voting rights in favour of the nominees of the other Parties. Any such renunciation by Philips shall be irrevocable.

4.2.2	Changes in Shareholding

(a)	In the event an Investor (together with its Affiliates) ceases to hold a Voting Interest Percentage at least equal to 2.5% then (i) unless approved otherwise by the Investors Committee, such Investor (together with any Investor that is Affiliated with such Investor) shall take all action necessary to procure that the non-executive member of the NXP Board nominated by such Investor shall immediately resign and (ii) such Investor and its Affiliates shall from that time forward no longer have the right to nominate for removal, appointment or re-appointment any non-executive member of the NXP Board. An Investor ceasing to hold (either alone or together with its Affiliates) a Voting Interest Percentage at least equal to 2.5% shall promptly notify the Investors Committee thereof.

(b)	In the event that the Philips Parties collectively cease to hold a Voting Interest Percentage at least equal to 10%, then (i) Philips shall take all action necessary to procure that the non-executive member of the NXP Board nominated by Philips shall immediately resign, (ii) Philips shall from that time forward not have the right to nominate for removal, appointment or re-appointment of any non-executive member of the NXP Board and (iii) the Philips Parties shall from that time forward no longer be obligated to exercise their voting rights in favour of nominees proposed by the other Parties pursuant to Article 4.2.1. At such time as the Philips Parties collectively cease to hold a Voting Interest Percentage at least equal to 10%, Philips shall promptly notify the Investors Committee thereof.

(c)	In the event that the Investors and their Affiliates collectively cease to hold a Voting Interest Percentage at least equal to 25% in the aggregate, then Philips shall from that time forward no longer be obligated to exercise its voting rights in favour of nominees proposed by the other Parties pursuant to Article 4.2.1.

4.3	NXP Board Committees

4.3.1	Composition of NXP Board Committees

(a)	The Parties acknowledge that pursuant to the NXP Organisational Documents the NXP Board may from time to time establish one or more committees, each of which shall have such number of members as is determined from time to time by the NXP Board acting in accordance with the NXP nomination and governance procedures.

(b)	As at the date of the IPO, the NXP Board will have established a nominating and compensation committee consisting of three non-executive directors, including at least one independent non-executive member. At the date of the IPO, the initial members of the nominating and compensation committee include one member designated by KKR, being Johannes Huth, and one member designated by Bain, being Michel Plantevin. Any future appointments or replacements of any board committee members will be decided upon in accordance with the NXP Board Rules.

(c)	It is contemplated that none of the non-executive members named in Article 4.2.1(b) shall serve on the audit committee of the NXP Board. Any decision to the contrary requires the prior written approval of the Investors Committee.

4.3.2	Acting in concert

The Parties acknowledge and agree that, if and to the extent the Dutch public offer rules under the FMSA were deemed to be applicable to NXP and the Shareholders, the Investors are jointly deemed to have control (overwegende zeggenschap) within the meaning of the FMSA as per the date of the IPO, as a result of which they benefit from the exemption from the Dutch mandatory offer requirement under article 5:71 (i) of the FMSA (if applicable).

4.4	Implementation Matters

4.4.1	Effectuating the Intent of the Parties

Each Party shall (i) vote its Shares and take all other action in its power and authority as a direct or indirect Shareholder and (ii) if applicable, instruct its Investor Representative to exercise their voting rights on the Investors Committee in a manner consistent with the rights and obligations of the Parties under this Agreement so as to effectuate and preserve the intent of the Parties as set out herein.

4.4.2	Additional Actions

The Parties acknowledge that in certain instances a provision of this Agreement may not be enforceable or that its enforceability may be limited by applicable law. Nevertheless, the Parties agree that they intend to be bound by the terms of this Agreement and, if any provision is held to be unenforceable, the Parties agree to use their reasonable efforts to implement an alternative enforceable mechanism that would effect, as closely as possible, the intent of the Parties as reflected in or provided by the unenforceable provision.

5.	REGISTRATION RIGHTS AGREEMENT

Until such time that the Investors Committee has granted its written approval, the Parties agree to abstain from exercising any rights under the Registration Rights Agreement; provided, however, that this Article 5 shall not affect:

(a)	the ability of any Party to enforce the obligations of NXP to file and maintain the effectiveness of a Shelf Registration Statement (as defined in the Registration Rights Agreement) and NXP’s other obligations under Section 2.1 of the Registration Rights Agreement;

(b)	the rights of each Party to make registered sales of Shares under the Shelf Registration Statement from time to time (provided that such sales are made in accordance with Article 6.2 and 6.3 respectively as the case may be); or

(c)	the rights of the Parties to Sell Shares pursuant to a Piggyback Registration (as defined in the Registration Rights Agreement) or to participate in (but not initiate) a Demand Registration pursuant to Section 2.2(c) of the Registration Rights Agreement.

6.	TRANSFER RESTRICTIONS

6.1	Restriction on Sale of Shares by Parties.

Without prejudice to Article 9, any transaction by a Party to Sell or Encumber Shares or Investor HoldCo shares will be subject to the applicable restrictions set out in each of Articles 6, 7 and 8, provided that these restrictions with respect to such transaction will in no event apply to Shares acquired by a Party from a Third Party following the IPO.

6.2	Lock-Up and Approval Requirement – Investors and Management

6.2.1	Notwithstanding any demand or piggyback or shelf registration rights under the Registration Rights Agreement (except as specifically referenced in the proviso below), until the first to occur of (i) the Investors and their Affiliates collectively ceasing to hold 25% of the Shares held by the Investors at the time of the IPO or (ii) the Parties’ and their Affiliates combined Voting Interest Percentage falling below 10% (the “Investor and Management Lock-Up Period”),

(a)	neither the Management Foundation nor any Investor may Sell or Encumber any of its Shares; and

(b)	no Investor may Sell or Encumber any of its Investor HoldCo shares,

unless such Party obtains the prior written approval of the Investors Committee, provided that such Party may at any time and without the prior approval of the Investors Committee (A) subject to Article 6.4, Sell or Encumber any of its Shares or its Investor HoldCo shares to an Affiliate (such transfer being an “Investor Affiliate Transfer”), (B) Sell Shares pursuant to a Piggyback Registration (as defined in the Registration Rights Agreement) or pursuant to participation in a Demand Registration as provided for in Section 2.2(c) of the Registration Rights Agreement or (C) Sell Shares pursuant to the tag-along rights provided for in Article 7.

6.3	Lock-Up and Approval Requirements – Philips

6.3.1	Until the first to occur of (i) the Investors’ and their Affiliates combined Voting Interest Percentage falling below 20% or (ii) the date falling 36 (thirty-six) months following the date of the IPO (the “Philips Lock-Up Period”), no Philips Party may Sell or Encumber any of its Shares unless it obtains the prior written approval of the Investors Committee, provided, however, that each Philips Party may at any time and without the prior approval of the Investors Committee:

(a)	Sell, subject to Article 6.4, any of its Shares to an Affiliate (such transfer being a “Philips Affiliate Transfer”);

(b)	Sell, subject to Article 6.5, Shares to one or two pension funds designated by Philips that are operated for the benefit of current or former Philips employees (each such Person a “Permitted Philips Transferee”);

(c)	Sell Shares to one or more Third Parties, provided that the aggregate number of Shares that can be sold by the Philips Parties pursuant to this Article 6.3.1(c) may not exceed (A) 4% of the Outstanding Share Amount during the 12 (twelve) month period immediately preceding the date of the consummation of any such Sale and (B) 2% of the Outstanding Share Amount during the 3 (three) month period immediately preceding the date of the consummation of any such Sale;

(d)	Sell Shares pursuant to a Piggyback Registration (as defined in the Registration Rights Agreement) or pursuant to participation in a Demand Registration as provided for in Section 2.2(c) of the Registration Rights Agreement; and

(e)	Sell Shares pursuant to the tag-along rights provided for in Article 7.

For purposes of this Article 6.3.1 “Outstanding Share Amount” shall mean (i) with respect to any Sale of Shares for which a Form 144 has been filed with the SEC, the number of Shares outstanding as shown on such form and (ii) with respect to any other Sale of Shares, that number of Shares that shall have been most recently disclosed by NXP in its public filings with the SEC.

6.4	Transferee Obligations in Respect of Certain Permitted Transfers

In the event of an Affiliate Transfer or transfer by a Philips Party pursuant to Article 6.3.1(a), if the transferee is not already a Party, the transferee must execute the Accession Form prior to the Sale. Upon execution of the Accession Form, the Parties hereby irrevocably and unconditionally accept such transferee as a party to this

Agreement. Unless waived by the Investors Committee and Philips, in the event of an Affiliate Transfer, the transferor shall be jointly and severally liable for the performance by the transferee of its obligations under this Agreement, provided that Philips shall in no case be liable for acts or omissions of the Permitted Philips Transferee.

6.5	Transferee Obligations

6.5.1	Unless waived by the Investors Committee and the Philips Parties, in the event of a Sale which requires the approval by the Investors Committee under this Agreement, if the transferee is not already a Party, the transferee must execute an Accession Agreement prior to the Sale. The Parties, other than Philips, hereby irrevocably appoint each member of the Investors Committee as their attorney, with full power of substitution, to execute any Accession Agreement on behalf of such Parties. Philips undertakes promptly to sign any Accession Agreement to the extent such Accession Agreement does not affect it in a manner that is materially adverse to its rights under this Agreement.

6.5.2	The Investors Committee may make any approval it provides pursuant to Articles 6.2.1 or 6.3.1 to a Sale or Encumbrance subject to specific conditions being satisfied by the relevant Party and its Third Party transferee. The foregoing provision shall not apply, however, to any Sale of Shares in any Public Offering or pursuant to Rule 144 under the Securities Act. For the avoidance of doubt the Permitted Philips Transferees will not have the special rights given to Philips pursuant to Article 6.3.1(b).

7.	TAG-ALONG RIGHTS

7.1	Right to Sell Shares.

Notwithstanding the written approval requirements set out in Articles 6.2 and for as long as the Parties hold 25% of the Shares held by the Parties at the time of the IPO, except for Affiliate Transfers or any Sale of Shares by a Philips Party, no Party shall, alone or in concert with any other Parties, in any transaction or series of transactions, Sell any Shares to a Third Party, unless each Tag-Along Shareholder, or another entity designated by such Tag-Along Shareholder, shall have been given the right (but not an obligation) to elect to Sell to the same Third Party purchaser, subject to the consummation of the proposed Sale, at the same price and on the same terms and conditions, such number of Shares held by the Tag-Along shareholder equal to the product of (i) the total number of Shares proposed to be Sold by all Parties to such Third Party purchaser multiplied by (ii) a fraction, the numerator of which is the aggregate number of Shares owned by the Tag-Along Shareholder and the denominator of which is the aggregate number of Shares collectively owned by the Selling Shareholder and each Tag-Along Shareholder who wish to sell in that Sale.

7.2	Procedures for Tag-Along Sale.

7.2.1

Subject to Article 7.2.2, with respect to any Sale of Shares subject to Article 7.1, a Selling Shareholder shall deliver to the Tag-Along Shareholders a written notice no later than 5 (five) Business Days prior to the closing of the proposed Sale (the “Tag-Along Notice”), which shall specifically identify in the event of a Sale pursuant to Article 7.1 the proposed Third Party purchaser, the number of Shares being Sold and the purchase price therefor (including if consideration will consist in part or in whole of property other than cash), and shall offer the right (the “Tag-Along Right”) to each of the Tag-Along Shareholders to Sell an amount of Shares equal to the amount that may be Sold by such Tag-Along Shareholder pursuant to Article 7.1 at the purchase price and upon the other terms set forth in the Tag-Along Notice.

7.2.2	In the event that the Investors Committee approves in writing the exercise by a Party of demand registration rights under the Registration Rights Agreement in respect of a specific number of Shares (taking account of the cutback provisions set out in section 2.2 of the Registration Rights Agreement), the provisions of Section 2.2 of the Registration Rights agreement shall apply.

8.	DRAG-ALONG RIGHTS

8.1	Drag-Along Rights.

Without prejudice to the approval requirements set out in Articles 6.2 and 6.3 (provided, however, that if any Sale to which this Article 8 applies has been approved, no approval shall be required for the exercise of the other rights of the Parties with respect to such Sale provided for in this Article):

8.1.1	if Parties collectively holding more than 40% of the outstanding Shares (the “Initiating Shareholders”) wish to Sell all (but not less than all) of their Shares to a Third Party purchaser, the Initiating Shareholders may require the other Parties also to Sell all (but not less than all) their Shares to that Third Party purchaser at the same economic terms and conditions as those that apply to the Sale by the Initiating Shareholders; or

8.1.2	if (i) a Third Party makes a public offer for all of the outstanding Shares, (ii) that offer has been recommended by the NXP Board and (iii) Investors representing more than 30% of the outstanding Shares at such time (the “Initiating Investors”) agree to tender all (but not less than all) of their Shares into or under the terms of the offer, the Initiating Investors may require that the other Parties also tender all (but not less than all) their Shares into or under the offer.

8.1.3	Under no circumstances shall any Party be required to agree to accept any consideration not wholly consisting of a combination of cash, cash equivalents or securities listed or qualified for trading on a generally recognized and generally accepted stock exchange in the United States or Europe or on a Qualified Asian Exchange.

8.2	Procedure for Drag-Along Sale

With respect to any Sale of Shares subject to Articles 8.1.1 or 8.1.2, each Initiating Shareholder or the Initiating Investors, as the case may be, shall deliver a written notice (a “Drag-Along Notice”) to that effect to each Drag-Along Shareholder no later than 10 (ten) Business Days prior to the consummation of the proposed Sale or offer, as the case may be, stating that such Initiating Shareholder or Initiating

Investors, as the case may be, wish to exercise their rights under Articles 8.1.1 or 8.1.2 with respect to such Sale, and setting forth the name and address of the Third Party purchaser, the number of Shares proposed to be Sold, the proposed amount and form of the consideration, and all other material terms and conditions offered by the Third Party purchaser. Upon delivery of a Drag-Along Notice, each Drag-Along Shareholder shall be required to Sell that number of Shares required to be Sold by it pursuant to Articles 8.1.1 or 8.1.2, subject to the consummation of the proposed Sale or offer, as the case may be, at the same price and on the same terms and conditions as set forth in the Drag-Along Notice. Each Drag-along Shareholder shall (i) take all such actions and exercise voting rights with respect to the Shares or its right to act by written consent, as applicable, in such manner as may be necessary and appropriate to ensure that the Sale is consummated and (ii) shall bear its proportionate share of all Third Party transaction fees and expenses in connection with such Sale.

9.	MANAGEMENT FOUNDATION CARVE OUTS

9.1.1	The Parties agree that the restrictions set out in Articles 6 and 7 do not apply in respect of a Sale of Shares or depositary receipts by the Management Foundation, in both cases to the extent such sales are permitted under the terms of the applicable ESOP.

9.1.2	The Management Foundation acknowledges that it will not be entitled to any Tag-Along Rights pursuant to Article 7 if and to the extent the applicable ESOP does not or not yet permit a Sale of the relevant Shares or depositary receipts.

10.	TRANSPARENCY AND ANTI-CIRCUMVENTION

10.1	Registered Shares

To facilitate transparency the Parties agree that the Shares will remain registered in NXP’s shareholders’ register in the name of the relevant Shareholders until and unless they are Sold to a Third Party in accordance with the provisions of this Agreement.

10.2	Evidence of Shareholding

At the Investors Committee’s reasonable request, each Party shall deliver to the Investors Committee such documents reasonably requested by the Investors Committee evidencing such Party’s continued ownership of Shares. Any such documents delivered to the Investors Committee shall be provided to Philips upon request.

11.	FUTURE SHARES, CO-INVESTMENT SHARES AND AFFILIATE SHARES

11.1.1	For purposes of calculating the Voting Interest Percentage and the percentages that a Party’s Shares represent of the issued and outstanding Shares from time to time, any and all Shares acquired by a Party or its Affiliates after the date of this Agreement other than in accordance with Articles 6.3.1(a) or 6.3.1(b) shall be disregarded.

11.1.2	For purposes of calculating the relevant percentages of Shares and the number of Shares held by a Party, Shares held by an Affiliate of a Party will count towards the shareholding of the Party holding such Shares at the date of the closing of the IPO.

11.1.3	For purposes of the calculation of the relevant percentages of Shares and the number of Shares held by an Investor, Shares held by NXP Co-Investment Partners L.P. through Co-Invest HoldCo shall be deemed held by the relevant Investor in accordance with the allocation set out in Schedule 8, provided, however, that such Shares shall not count for the purpose of calculating the votes of a member of the Investors Committee pursuant to Article 4.1.4(a).

12.	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

12.1	Confidential Information

12.1.1	The Parties acknowledge that the provisions of this Agreement shall be publicly disclosed in its entirety.

12.1.2	Each Party agrees to hold in strict confidence all Information furnished to it, the content of discussions within the Investors Committee (collectively, “Confidential Information”). Subject to applicable law, a Party may disclose any Confidential Information to (x) any of its Representatives and (y) any member of the NXP Group or its directors, management or advisers (collectively, “Authorized Recipients”). Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure by a Party, (ii) is or becomes available to a Party or any of its Authorized Recipients on a non-confidential basis from a third party source (other than any other Party or its Representatives or any Person described in clause (y) above), which source, to the best knowledge of such Party (after reasonable inquiry), is not bound by a duty of confidentiality to any Party or its Representatives or any Person described in clause (y) above in respect of such Confidential Information or (iii) is independently developed by a Party. If a Party or any of its Authorized Recipients is required by law or regulation or any legal or judicial process to disclose any Confidential Information, or disclosure of Confidential Information is requested by any governmental authority having authority over such Party, such Party shall promptly notify NXP and the other Parties of such requirement so that NXP may at its own expense oppose such requirement or seek a protective order and request confidential treatment thereof. If such Party or such Authorized Recipient is nonetheless required, or such a request nonetheless remains outstanding, to disclose any such Confidential Information, such Party or Authorized Recipient may disclose such portion of such Confidential Information without liability hereunder.

12.1.3	A Party may disclose Confidential Information in connection with any proposed Sale by such Party to a Third Party provided that such Sale is permitted in accordance with the terms of this Agreement and provided that such Third Party enters into a confidentiality agreement for the benefit of the Parties acting by the Investors Committee to hold any such information in strict confidence and to not use such information for any purpose other than such Sale and specifying that the Parties acting by the Investors Committee shall be entitled to enforce such confidentiality agreement.

12.2	Announcements

No public announcement or press release concerning Confidential Information shall be made by any Party (or any Affiliate thereof), without the prior consent of the Investors Committee, which may also be given in general terms with respect to categories of announcements. This provision shall not prohibit any public announcement or press release required to be made by any applicable laws or regulations, provided that such Party (or such Affiliate) (other than a Philips Party, to which this proviso shall not apply) that is making such announcement shall, to the extent practicable, consult with the Investors Committee concerning the timing and content of such announcement before such announcement is made and shall give a copy thereof to the other Parties at the same time as, or as soon as reasonably practicable after, the making of such announcement.

12.3	Compliance with Securities Laws

Each Party agrees that nothing in this Article 12 shall authorise the use of any Confidential Information in contravention of applicable securities laws.

13.	MISCELLANEOUS

13.1	Corporate Opportunities

Each of the Parties hereto acknowledges that they may review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of NXP or members of the NXP Group. Nothing in this Article 13 shall preclude or in any way restrict the Parties or their Affiliates from investing or participating in any particular enterprise, or trading in the securities thereof, whether or not such enterprise has products or services that compete with those of NXP or members of the NXP Group. Except as a Party may otherwise agree in writing after the date hereof with respect to itself or its Affiliates (or its or its Affiliates’ employees, officers, directors, partners, members, shareholders, or agents) and without prejudice to any duties of confidentiality towards any of the Parties, NXP or any members of the NXP Group: (i) such Persons shall have the right to, and shall have no duty (contractual or otherwise) not to, directly or indirectly: (A) engage in the same or similar business activities or lines of business as NXP or a member of the NXP Group and (B) do business with any client or customer of NXP or a member of the NXP Group; (ii) no such Person shall be liable to NXP, any member of the NXP Group or Parties for breach of any duty (contractual or otherwise) by reason of any such activities or of such Person’s participation therein; and (iii) in the event that any such Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for NXP or a member of the NXP Group on the one hand, and any such Person on the other hand, or any other person, no such Person shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to NXP or a member of the NXP Group or any Party and, notwithstanding any provision of this Agreement to the contrary, such Persons shall not be liable to NXP or a member of the NXP Group or the Parties for breach of any duty (contractual or otherwise) by reason of the fact that any such Person directly or indirectly pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to NXP or a member of the NXP Group or the Parties.

13.2	Group within the meaning of the Securities Exchange Act of 1934

Each Party (i) acknowledges that it may together with the other Parties collectively be considered a “group” within the meaning of the Securities Exchange Act of 1934, (ii) undertakes to comply with the relevant filing requirements of the SEC (to the extent such Party determines in its reasonable judgment that such requirements are applicable) associated with being such a group and (iii) agrees to extend reasonable cooperation to each other Party to comply with such filing requirements. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to be an admission by any Party that it is part of a “group” or obligate any Party to make filings with the SEC as a “group”. Each Party may, in any filing with the SEC, disclaim beneficial ownership of any Shares held by any other Party.

13.3	No Partnership; Exculpation Clause

No provision of this Agreement is intended to create a partnership between any of the Parties or makes a Party the agent of another Party for any purpose. Unless specifically provided otherwise, no Party has authority or power to bind, to contract in the name of, or to create a liability for another Party in any way or for any purpose.

13.4	Further Assurances

The Parties will sign such further documents, cause such further meetings to be held, adopt such resolutions and do and perform and cause to be done such further acts and things as may be necessary in order to give full effect to this Agreement, the transactions contemplated by this Agreement and every provision thereof.

13.5	Specific Performance

Each Party acknowledges and agrees that money damages would not be a sufficient remedy for any breach of the provisions of this Agreement. In the event of a breach of this Agreement by a Party which breach threatens irreparable harm to any other Party, such non-breaching Party may seek specific enforcement or injunctive relief from any court of competent jurisdiction, which remedies shall not limit, but shall be in addition to, all other remedies that the non-breaching Parties may have at law or in equity.

13.6	Severability

Should any provision of this Agreement be invalid or unenforceable, in whole or in part, or should any provision later become invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement which shall not be affected and shall remain in full force and effect.

13.7	Conflicts or Inconsistencies

In all events, this Agreement will govern and prevail as among the Parties in the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the NXP Organisational Documents or any other member of the NXP Group.

13.8	Notices

Any notices or other communications required or permitted hereunder to a Party shall be sufficiently given if in writing and either (i) personally delivered, (ii) sent by registered or certified mail, return receipt requested, postage prepaid, (iii) sent by overnight delivery service such as DHL, (iv) sent by facsimile transmission or electronic mail, with verbal or electronic confirmation of receipt, and addressed (x) for the Parties, as set forth in Schedule 9, or (z) for any new Party, as contained in the Accession Agreement or other written instrument pursuant to which such new Party becomes a Party to this Agreement, or, in each case, to such other address as the relevant Party shall have given notice of pursuant hereto. All such notices and other communications shall be deemed to have been given and received (i) if by personal delivery, on the day of such delivery; (ii) if by registered or certified mail, on the seventh day after the mailing thereof, (iii) if by overnight delivery service such as DHL, on the next Business Day; and (iv) if by facsimile transmission or electronic mail, on the day that verbal or electronic confirmation of receipt by the recipient is obtained from the recipient.

13.9	Assignment

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as approved in writing by the Investors Committee in the context of a Sale in accordance with Article 6, no Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, without the prior written consent of the other Parties. For the avoidance of doubt, this provision shall not affect the right of Philips Permitted Transferees and Philips Affiliates to sell pursuant to Article 6.3.1.

13.10	Waiver; Amendment

Except as specifically provided in this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.11	No Recourse

Only the Parties shall have any obligation or liability under this Agreement. Notwithstanding anything that may be expressed or implied in this Agreement, no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future Representative of any Party or any current or future direct or indirect shareholder, member, general or limited partner or other beneficial owner of any Party or any of their respective Representatives, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any such Person for any obligation of any Party under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

13.12	Several Obligations

Unless specifically stated otherwise, the obligations of each of the Parties under this Agreement shall be several and not joint.

13.13	Third Parties

This Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party hereto nor create or establish any third party beneficiary hereto.

13.14	Termination of Existing Agreements

Upon the IPO Date, the Parties terminate the 2006 Investors Agreement and the 2006 Shareholders Agreement and confirm that each Existing Agreement to which it is a party has been terminated.

13.15	Entire Agreement

This Agreement and the schedules hereto represent the entire understanding and agreement of the Parties and supersede all prior agreements, understandings and arrangements (whether written or oral) among the Parties with respect to the subject matter.

13.16	Termination of this Agreement

This Agreement shall:

13.16.1	cease to bind a Party that no longer has, together with its Affiliates, a direct or indirect interest in Shares;

13.16.2	terminate with respect to the Philips Parties at the first time that any of the following conditions shall be met: (i) 36 (thirty-six) months have passed from the date of the IPO, (ii) the Investors and their Affiliates have a combined Voting Interest Percentage of less than 20%; and (iii) a Qualified Public Offering has at any time been completed, and in each case (A) without prejudice to rights and obligations accrued prior to such cessation or termination and (B) subject to Articles 12 and 13.8 remaining in force.

13.17	Applicable Law

This Agreement shall be governed by and shall be construed in accordance with the laws of The Netherlands.

13.18	Arbitration

Subject to the provision of Article 13.5, each Party hereby irrevocably agrees to submit any dispute, controversy or claim arising out of or relating to the interruption, validity or breach (including remedies in respect of such breach) of this Agreement or any instruments executed by the Parties in connection therewith to arbitration in Amsterdam, The Netherlands to be conducted in accordance with the then-existing international arbitration rules of the International Chamber of Commerce. In resolving any dispute, controversy or claim, the Parties intend that Dutch law applies, without regard to the conflicts of laws principles thereof. The Parties agree that the arbitration proceedings will be conducted before three arbitrators to be chosen in accordance with the rules of the International Chamber of Commerce in English. The arbitral award will be final, binding and non-appealable.

13.19	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement as of the date first above written.

[EXECUTION PAGES FOLLOW AT THE END OF THE DOCUMENT]

SCHEDULE 1

INVESTORS AND INVESTOR HOLDCOS

Investors:

AlpInvest Parties

AlpInvest Partners CSI 2006 Lion C.V.

AlpInvest Partners Later Stage II-A Lion C.V.

Apax Parties

Apax NXP VI 1 L.P.

Apax NXP VI A L.P.

Apax NXP V A L.P.

Apax NXP V B-2 L.P.

Apax NXP US VII L.P.

Meridian Holding S.a r.l.

Bain Capital Parties

Bain Capital Lion Holdings L.P.

Bain Capital Fund IX L.P.

Bain Pumbaa LuxCo S.a r.l.

Co-Invest Parties

NXP Co-Investment Partners L.P.

NXP Co-Investment Investor S.a r.l.

KKR Parties

KKR NXP (Millennium) Limited

KKR NXP (2006) Limited

KKR NXP (European II) Limited

KKR Associates Europe II Limited Partnership

KKR NXP Investor S.a r.l.

SLP Parties

SLTI II Cayman NXP, L.P.

SLP II Cayman NXP, Ltd.

SL II NXP S.a r.l.

Investor HoldCos:

Apax HoldCo

Meridian Holding S.a r.l.

Bain HoldCo

Bain Pumbaa LuxCo S.a r.l.

Co-Invest HoldCo

NXP Co-Investment Investor S.a r.l.

KKR HoldCo

KKR NXP Investor S.a r.l.

SLP HoldCo

SL II NXP S.a r.l.

SCHEDULE 2

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

by and among

ALPINVEST PARTNERS CSI 2006 LION C.V.,

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.,

MERIDIAN HOLDING S.A R.L.,

BAIN PUMBAA LUXCO S.A R.L.,

KKR NXP INVESTOR S.A R.L.,

NXP CO-INVESTMENT INVESTOR SARL.

SL II NXP S.A R.L.,

KONINKLIJKE PHILIPS ELECTRONICS N.V.,

STICHTING MANAGEMENT CO-INVESTMENT NXP,

THE HEDGE FUND PARTIES

and

NXP SEMICONDUCTORS N.V.

Dated as of August 5, 2010

- i -

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of August 5, 2010 (this “Agreement”), is by and among AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.a r.l., Bain Pumbaa LuxCo S.a r.l., NXP Co-Investment Investor S.a r.l., KKR NXP Investor S.a r.l., SL II NXP S.a r.l. , Koninklijke Philips Electronics N.V. (“Philips”) and Stichting Management Co-Investment NXP (collectively, the “Principal Investors”), the Hedge Fund Parties (as defined below in Section 1.1) and NXP Semiconductors N.V., a limited liability company organized under the laws of The Netherlands (together with its successors and permitted assigns, the “Company”).

RECITALS

WHEREAS, the Company desires to sell shares of its common stock, par value €0.20 per share (the “Common Shares”), to the public in an initial public offering;

WHEREAS, in connection with the IPO, the parties wish to provide for certain registration rights relating to the Common Shares;

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified.

“Board” or “Board of Directors” means the Board of Directors of the Company except where the context otherwise requires.

“Business Day” means any day other than a Saturday, Sunday or day when commercial banks in New York City are permitted or required by law to be closed for the conduct of regular banking business.

“Common Shares” has the meaning set forth in the recitals.

“Covered Person” has the meaning set forth in Section 2.9(a).

“Demand Notice” means a written request by any Holder to the Company for registration of any Registrable Securities in accordance with Section 2.2(a) or (b).

“Demand Registration” means any registration of Registrable Securities under the Securities Act requested by a Holder in accordance with Section 2.2(a) or (b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the U.S. Financial Industry Regulatory Authority.

“Hedge Funds Agreement” means the Hedge Funds Agreement by and among certain of the Principal Investors and each of the Hedge Fund Parties dated August 5, 2010.

“Hedge Fund Parties” means Kings Road Holdings IV, L.P.; NXP Co-Investment Partners II, L.P.; NXP Co-Investment Partners III, L.P.; NXP Co-Investment Partners IV, L.P.; OZ NXP Investment Ltd; TCW/NXP Co-Investment Partners IV, L.P.; TCW/NXP Co-Investment Partners IVB, L.P.; NXP Co-Investment Partners VII, L.P. and NXP Co-Investment Partners VIII, L.P.; provided, that all Registrable Securities held by OZ NXP Investment Ltd., NXP Co-Investment Partners IV, L.P. (and any of their respective Affiliates to whom such Hedge Fund Parties assign their rights in accordance with Section 3.6) (collectively, the Och Ziff Hedge Funds), shall be aggregated for purposes of determining the applicable Sale Quotient with respect to any such Och Ziff Hedge Fund with the same effect as if all such Och Ziff Hedge Funds were treated as a single Hedge Fund Party for that purpose.

“Holdback Period” means, (i) with respect to the IPO, 180 days after and during the 7 days before, (ii) with respect to any registered offering other than the IPO, 90 days after and during the 7 days before, the effective date of the related Registration Statement and (iii) with respect to a takedown from a registration filed pursuant to a Short-Form Registration Statement, upon reasonable notice from the Company of the commencement of such takedown, 90 days after and during the 7 days before the date of the prospectus supplement, or such shorter period as the managing underwriter(s) may permit.

“Holders” means the Principal Investors, the Philips Parties, Stichting Management Co-Investment NXP and any other holders of outstanding Registrable Securities to whom the benefits of this Agreement shall have been validly assigned, but Holders does not include the Hedge Fund Parties.

“Holders’ Counsel” means with respect to any Registration Statement, counsel selected by the Holders of a majority of the Registrable Securities to be registered pursuant to that Registration Statement.

“Investors Committee” has the meaning set forth in the Shareholders Agreement.

“IPO” means the initial underwritten public offering of Common Shares pursuant to a Registration Statement filed in accordance with the Securities Act.

“IPO Date” means the date of the first prospectus filed with the SEC with respect to the IPO that discloses the final public offering price.

“Long-Form Registration” means registration under the Securities Act on Form F-1 or S-1 or any successor or similar form of registration statement that is not a Shelf Registration Statement.

“Material Disclosure Event” means, as of any date of determination, any pending or imminent event relating to the Company or any of its subsidiaries that the Board reasonably determines in good faith, after consultation with outside counsel to the Company, (i) would require disclosure of material, non-public information relating to such event in any Registration Statement under which Registrable Securities may be offered and sold (including documents incorporated by reference therein) in order that such Registration Statement would not be materially misleading, (ii) would not otherwise be required to be publicly disclosed by the Company at that time in a periodic report to be filed with or furnished to the SEC under the Exchange Act but for the filing of such Registration Statement and (iii) if publicly disclosed at the time of such event, would reasonably be expected to have a material adverse effect on the business, financial condition, prospects or results of operations of the Company or any of its subsidiaries or would materially adversely affect a pending or proposed material acquisition, merger, acquisition, financing or similar transaction, or negotiations with respect thereto.

“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organization, trust, union, association or any U.S. or non-U.S. government, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, judicial or arbitral body or other similar authority.

“Philips” has the meaning set forth in the preamble.

“Philips Parties” means the “Philips Parties,” as such term is defined in the Shareholders Agreement (other than Philips).

“Piggyback Registration” means any registration of Registrable Securities under the Securities Act requested by a Holder in accordance with Section 2.3.

“Principal Investors” has the meaning set forth in the preamble.

“register,” “registered” and “registration” refers to a registration made effective by preparing and filing a Registration Statement with the SEC in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which Holders notify the Company of their intention to offer Registrable Securities.

“Registration Expenses” has the meaning set forth in Section 2.6.

“Registrable Securities” means (i) all Common Shares, (ii) any other stock or securities that the Holders of the Common Shares or Hedge Fund Parties holding Common Shares may be entitled to receive, or will have received pursuant to such Holders’ or Hedge Fund Parties’ ownership of the Common Shares, in lieu of or in addition to Common Shares, or (iii) any equity securities issued or issuable directly or indirectly with respect to any of the securities referred to in the foregoing clauses (i) or (ii) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (A) they have been effectively registered or qualified for sale by a prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement or (B) they have been sold to the public pursuant to Rule 144 without volume or other limitations such that, after any such transfer referred to in this clause (B), such securities thereafter may be freely transferred without restriction under the Securities Act.

“Registration Statement” means the prospectus and other documents filed with the SEC to effect a registration under the Securities Act.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act, and any successor provision thereto.

“Rule 415” means Rule 415 promulgated by the SEC under the Securities Act, and any successor provision thereto.

“Sale Quotient” means, for any selling security holder in a registered offering hereunder, (i) the number of Registrable Securities to be sold by that selling security holder in the registered offering, divided by (ii) the total number of Registrable Securities owned by that selling security holder; provided, that for the purposes of this clause (ii), the number of Registrable Securities owned by a Hedge Fund Party shall exclude any such Registrable Securities that were acquired in or after the IPO.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

“Shareholders Agreement” means the Shareholders Agreement by and among, among others, the Principal Investors dated August 5, 2010.

“Shelf Period” has the meaning set forth in Section 2.1(b).

“Shelf Registration Statement” means a Registration Statement that contemplates offers and sales of securities pursuant to Rule 415.

“Shares Available for Registered Sale” means, with respect to any Hedge Fund Party, (x) for the 6-month period beginning on the IPO Date through but excluding the date (the “Six Month Anniversary Date”) that is 6 months after the IPO Date, 100% of the Registrable Securities held by such Hedge Fund Party as of the date (the “Reference Date”) immediately preceding the IPO Date, (y) for the 3-month period beginning on the Six Month Anniversary Date through but excluding the date (the “Nine Month Anniversary Date”) that is 9 months after the IPO Date, 75% of the Registrable Securities held by such Hedge Fund Party as of the Reference Date, and (z) for the 3-month period beginning on the Nine Month Anniversary Date through and including the date that is 12 months after the IPO Date, 50% of the Registrable Securities held by such Hedge Fund Party as of the Reference Date. Under no circumstance will Shares Available for Registered Sale include any Common Shares or other securities acquired by a Hedge Fund Party in or after the IPO.

“Short-Form Registration” means registration under the Securities Act on Form F-3 or S-3 or any successor or similar form of registration statement.

“Suspension” has the meaning set forth in Section 2.8.

“Underwritten Offering” means a firm commitment underwritten public offering pursuant to an effective Registration Statement.

“Value” when used in respect of Registrable Securities means as of any date (i) for Common Shares, the last reported sale price per share on the most recent trading day prior to such date on the principal securities exchange or market on which they are traded and (ii) for any other securities (and for the Common Shares if they are no longer so traded), the fair value thereof as determined in good faith by the Holders seeking registration of such Registrable Securities.

Section 1.2. Interpretation.

(a) When a reference is made in this Agreement to an Article or a Section hereof, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

(b) “hereto”, “hereunder”, “herein”, “hereof” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f) References to a Person are also to its permitted successors and assigns.

(g) The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1. Mandatory Shelf Registration.

(a) Filing. Immediately following the first anniversary of the IPO Date, the Company shall file with the SEC a Shelf Registration Statement relating to the offer and sale of all Registrable Securities by any Holders thereof from time to time in accordance with the methods of distribution elected by such Holders and set forth in the Shelf Registration Statement and, as promptly as practicable thereafter, shall use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act. The Company will pay all Registration Expenses incurred in connection with a Shelf Registration Statement pursuant to this Section 2.1.

(b) Continued Effectiveness. The Company shall use its best efforts to keep such Shelf Registration Statement (or a replacement Shelf Registration Statement) continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the earlier of (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement and (ii) the date as of which each of the Holders is permitted to sell its Registrable Securities without registration pursuant to Rule 144 under the Securities Act without volume limitations or other restrictions on transfer thereunder (such period of effectiveness, the “Shelf Period”). The Company shall not be deemed to have used its best efforts to keep the Shelf Registration Statement effective during the Shelf Period if the Company voluntarily takes any action, other than actions that could cause Section 2.8 to apply, or omits to take any action that would result in Holders of the Registrable Securities covered thereby not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement (or a replacement Shelf Registration Statement) during the Shelf Period, unless such action or omission is required by applicable law.

(c) Underwritten Offering. If the Holders of not less than a majority of any Registrable Securities included in any offering pursuant to such Shelf Registration Statement so elect, such offering of Registrable Securities shall be in the form of an Underwritten Offering, and promptly upon request by the Holders the Company shall amend or supplement the Shelf Registration Statement for such purpose; provided, that the Company will not be required to effect such Underwritten Offering unless the aggregate Value as of the date of such election of the Registrable Securities to be included in such Underwritten Offering is at least $250 million. If the Holders of such Registrable Securities included in such Underwritten Offering do not agree on the selection of the underwriter(s) to administer such offering, the Investors Committee shall select the underwriter(s) to administer such offering. If the managing underwriter(s) of such proposed Underwritten Offering advise the Holders in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the number of Registrable Securities to be included in such Underwritten Offering shall be allocated pro rata based on the number of Registrable Securities owned by each Holder, in each case to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by the managing underwriter(s).

(d) Sales by a Principal Investor or Philips Party. Each Principal Investor and each Philips Party shall be entitled to make offers and sales under the Shelf Registration Statement referred to in clause (b) of this Section 2.1 from time to time and at such times at they shall determine, so long as such sales shall be permitted pursuant to Articles 6.2.1 and 6.3.1 of the Shareholders Agreement. The Company shall use its commercially reasonable efforts to facilitate sales under this Section 2.1(d).

Section 2.2. Demand Registrations.

(a) Long-Form Registration. Subject to any applicable underwriter lock-ups, any Holder may make a written request to the Company for a Long-Form Registration of Registrable Securities held by such Holder (i) on or at any time after the 180th day after the IPO Date and prior to the first anniversary of the IPO Date and (ii) if there is no then-currently effective Shelf Registration Statement on file with the SEC, on or at any time after the first anniversary of the IPO Date. Each Demand Notice for a Long-Form Registration shall specify the kind and aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof. Promptly after its receipt of a Demand Notice for a Long-Form Registration (but in any event within 10 days), the Company will give written notice of such request to all other Holders and, if the Demand Notice is given within 12 months after the IPO Date, to the Hedge Fund Parties. Within 30 days after the date the Company has given the Holders (and, if applicable, the Hedge Fund Parties) notice of the Demand Notice (unless the Registration Statement relating to such Demand Notice would be required to include audited financial statements of the Company that are not currently available, in which case, promptly after such audited financial statements are prepared and ready to be filed with the SEC), the Company shall register, in accordance with this Agreement, all Registrable Securities that have been requested to be registered in the Demand Notice and that have been requested by any other Holders or Hedge Fund Parties by written notice to the Company; provided, that (i) the Company will not be required to effect a Long-Form Registration unless the aggregate Value as of the date of the applicable Demand Notice of the Registrable Securities to be registered at the request of all Holders in connection with the Demand Notice is at least $250 million (including, for this purpose, any held by Hedge Fund Parties that are to be included in the registration), and (ii) the Company will not be required to register any Registrable Securities owned by Hedge Fund Parties if the Long-Form Registration will not become effective until after the date that is 12 months following the IPO Date. The Company will pay all Registration Expenses incurred in connection with any registration pursuant to this Section 2.2.

(b) Short-Form Registration. The Company shall use its best efforts to ensure that, at all times after the first anniversary of the IPO Date, it will satisfy the “registrant requirements” applicable to the use of Short-Form Registration. Any Holder may make a written request to the Company for a Short-Form Registration of Registrable Securities held by such Holder on or at any time after the first anniversary of the IPO Date if there is no then-currently effective Shelf Registration Statement on file with the SEC. Unless otherwise specified by the requesting Holder, any such Short-Form

Registration shall be a Shelf Registration Statement and, if permitted under the Securities Act, shall be automatically effective upon filing. Each Demand Notice for a Short-Form Registration shall specify the kind and aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof. Promptly after its receipt of a Demand Notice for a Short-Form Registration (but in any event within 10 days), the Company will give written notice of such request to all other Holders and, if the Demand Notice is given within 12 months after the IPO Date, to the Hedge Fund Parties. Within 30 days after the date the Company has given the Holders (and, if applicable, the Hedge Fund Parties) notice of the Demand Notice (unless the Registration Statement relating to such Demand Notice would be required to include audited financial statements of the Company that are not currently available, in which case, promptly after such audited financial statements are prepared and ready to be filed with the SEC), the Company shall register, in accordance with this Agreement, all Registrable Securities that have been requested to be registered in the Demand Notice and that have been requested by any other Holders or Hedge Fund Parties by written notice to the Company; provided, that the Company will not be required to effect a Short-Form Registration (i) within 90 days after the effective date of any Registration Statement of the Company filed in response to a Demand Notice hereunder and (ii) unless the aggregate Value as of the date of the applicable Demand Notice of Registrable Securities of the Holders that have requested Registrable Securities to be registered in such Demand Notice is at least $250 million (including, for this purpose, any held by Hedge Fund Parties that are to be included in the registration) and further provided, that the Company shall not be required to include any Registrable Securities owned by Hedge Fund Parties if the Short-Form Registration will not become effective until a date that is 12 months or more after the IPO Date. The Company will pay all Registration Expenses incurred in connection with any Short-Form Registration.

(c) Limitations on Demand Registrations; Withdrawal. Subject to Section 2.2(a) and (b), any Holder will be entitled to request an unlimited number of Demand Registrations. Any Holder shall be entitled to participate in a Demand Registration initiated by any other Holder. The Company will not be obligated to effect more than one Demand Registration (other than Short-Form Registrations) in any six-month period. A Holder may withdraw its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Registration Statement. Upon receipt of notices from all Holders to such effect, the Company shall cease all efforts to seek effectiveness of the applicable Registration Statement.

(d) Underwritten Offering. Unless otherwise specified in the applicable Demand Notice, any offering of Registrable Securities pursuant to a Demand Registration shall be an Underwritten Offering. Any offering of Registrable Securities pursuant to a Shelf Registration Statement may, at the election of the Holders of a majority of the Registrable Securities to be included in the offering, be an Underwritten Offering. The Holders of the Registrable Securities included in any Underwritten Offering effected pursuant to a Demand Registration shall have the right to select the underwriter(s) for such offering, provided that if such Holders do not agree on the selection of the underwriter(s), the Investors Committee shall select the underwriter(s) to administer such offering. Subject to Section 2.2(e), all Holders of Registrable Securities included in any Demand Registration shall be entitled to participate in any Underwritten Offering effected pursuant to that Demand Registration, on the same terms and conditions as any other selling Holder. If the managing underwriter(s) for any such Underwritten Offering advise the selling Holders that, in connection with a Demand Registration, in the opinion of such managing underwriter(s), it is of material importance to the success of such proposed offering that the offering be effected pursuant to a Long-Form Registration or that the Registration Statement include information not required to be included in a Short Form Registration, then the Company will effect a Long-Form Registration or supplement or replace the prospectus included in the Registration Statement for the Short-Form Registration as requested by such managing underwriter(s).

(e) Priority on Demand Registration. If a Demand Registration is an Underwritten Offering and the managing underwriter(s) of such proposed Underwritten Offering advise(s) the Holders and the Hedge Fund Parties in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the number of securities to be included in such Underwritten Offering shall be reduced in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder other than the Holders and the Hedge Fund Parties; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company; and finally, the number of Registrable Securities of any Holders and Hedge Fund Parties that have been requested to be included therein shall be reduced, pro rata based on the number of Registrable Securities owned by each such Holder and Hedge Fund Party, in each case to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter(s).

(f) Other Securities. In any registration requested pursuant to this Section 2.2, the Company shall not include in any Demand Registration any securities owned by any Person (including the Company) other than a Holder or a Hedge Fund Party without the prior written consent of the Holders of a majority of the Registrable Securities that Holders have requested be included in such registration.

Section 2.3. Piggyback Registrations.

(a) Piggyback Request. Whenever the Company proposes to register any of its securities under the Securities Act or equivalent non-U.S. securities laws (other than (i) in the IPO, (ii) pursuant to a Demand Registration, (iii) pursuant to a registration statement on Form F-4 or S-4 or any successor form or (iv) pursuant to a registration solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice to all Holders and, if the notice is given within 10 months and 15 days after the IPO Date, to the Hedge Fund Parties, of its intention to effect such a registration (but in no event less than 45 days prior to the proposed date of filing of the applicable Registration Statement) and, subject to Section 2.3(d) and Section 2.11, will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the date the Company’s notice is given to such Holders and Hedge Fund Parties (a “Piggyback Registration”). Any Holder or Hedge Fund Party that has made such a written request for inclusion may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company (and the managing underwriter(s), if any) on or before the fifth day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 2.3 prior to the effectiveness of such registration, whether or not any Holder or Hedge Fund Party has elected to include Registrable Securities in such registration, and, except for the obligation to pay or reimburse Registration Expenses, the Company will have no liability to any Holder or Hedge Fund Party in connection with such termination or withdrawal. There shall be no limitation on the number of Piggyback Registrations that the Company shall be required to effect under this Section 2.3.

(b) Underwritten Registration. If a Piggyback Registration is to provide for an Underwritten Offering, the Company shall advise the Holders and Hedge Fund Parties as part of the written notice given pursuant to Section 2.3(a). In such event, the right of any Holder and Hedge Fund Party to registration pursuant to Section 2.3(a) will be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s or Hedge Fund Party’s Registrable Securities in the underwriting, and each such Holder and Hedge Fund Party will (together with the Company and the other

Holders and Hedge Fund Parties distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting by the Company. If any Holder or Hedge Fund Party disapproves of the terms of the underwriting, such Holder or Hedge Fund Party may elect to withdraw therefrom in accordance with the provisions of Section 2.3(a).

(c) Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not such registration becomes effective or final.

(d) Priority of Piggyback Registrations. If the managing underwriter(s) advise(s) the Company and the Hedge Fund Parties and Holders of Registrable Securities in writing that, in its or their opinion, the number of securities requested to be included in any Underwritten Offering to be effected pursuant to a Piggyback Registration exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Underwritten Offering shall be reduced in the following order of priority: first, the Registrable Securities of any Holders and Hedge Fund Parties that have been requested to be included therein shall be excluded from the Underwritten Offering, pro rata based on the number of Registrable Securities owned by each Holder and Hedge Fund Party, and second, the number of securities to be sold for the account of the Company shall be reduced, in each case to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by the managing underwriter(s). No registration of Registrable Securities effected pursuant to a request under this Section 2.3 shall be deemed to have been effected pursuant to Sections 2.1 or 2.2 or shall relieve the Company of its obligations under Sections 2.1 or 2.2.

Section 2.4. Holdback Agreements. Each of the Company and the Holders agree that upon notice from the managing underwriter(s) in connection with any registration for an Underwritten Offering of the Company’s securities (other than pursuant to a registration statement on Form F-4 or S-4 or any similar successor form or pursuant to a registration solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the managing underwriter(s) during the Holdback Period; provided, that such restrictions shall not apply to (i) securities acquired by a Holder in the public market subsequent to the IPO, (ii) distributions-in-kind to a Holder’s limited or other partners, members or other equity holders or (iii) transfers by a Holder to one or more of its Affiliates if such Affiliates agree to be bound by the restrictions herein or, in the case of Philips, to a Permitted Philips Transferee (as such term is defined in the Shareholders Agreement). The managing underwriter(s) shall be required to agree as a condition to obtaining such commitments that any discretionary waiver or termination granted by the managing underwriter(s) in respect of any contractual restrictions imposed pursuant to the foregoing provisions shall be granted to all Holders on equal terms. Notwithstanding the foregoing, no holdback agreements of the type contemplated by this Section 2.4 shall be required of Holders (i) unless each of the Company’s directors, executive officers and holders of 5% or more of the outstanding Common Shares agrees to be bound by a substantially identical holdback agreement for at least the same period of time; or (ii) that restricts the offering or sale of Registrable Securities pursuant to a Demand Registration not effected pursuant to a Shelf Registration Statement; or (iii) that restricts the offering or sale of Registrable Securities pursuant to any Demand Registration in an Underwritten Offering for which pricing occurs within 10 days after the applicable Registration Statement first becomes effective.

Section 2.5. Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall use its best efforts to effect and facilitate the registration, offering and sale of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as is practicable, and pursuant thereto the Company shall as expeditiously as possible:

(a) prepare and (within 30 days after the end of the 30-day period within which requests for registration may be given to the Company pursuant hereto) file with the SEC a Registration Statement with respect to such Registrable Securities, make all required filings with FINRA and thereafter (if the Registration Statement is not automatically effective upon filing) shall use its best efforts to cause such Registration Statement to become effective, provided that before filing a Registration Statement or any amendments or supplements thereto, the Company will furnish to Holders’ Counsel for such registration copies of all such documents proposed to be filed, which documents will be subject to review of such counsel at the Company’s expense, provided further that Holders’ Counsel for such registration shall forward such documents to the Holders and Hedge Fund Parties participating in such registration, give the Holders (and the Hedge Fund Parties to the extent named therein and only with respect thereto and with respect to the amount of Registrable Securities proposed to be sold by them) an opportunity to comment on such documents and keep such Holders and Hedge Fund Parties reasonably informed as to the registration process;

(b) (i) prepare and file with the SEC such amendments and supplements to any Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (A) not less than 6 months or, if such Registration Statement relates to an Underwritten Offering, such longer period as in the opinion of counsel for the managing underwriter(s) a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, or two years in the case of Shelf Registration Statements (or such shorter period ending on the date that the securities covered by such Shelf Registration Statement cease to constitute Registrable Securities) or (B) such shorter period when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act) and (ii) to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof as set forth in such Registration Statement;

(c) furnish to each seller of Registrable Securities such number of copies, without charge, of any Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d) use its best efforts to register or qualify any Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable such seller to consummate the disposition of the seller’s Registrable Securities in such jurisdictions (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e) use its best efforts to cause all Registrable Securities covered by any Registration Statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary or reasonably advisable in light of the business and operations of the Company to enable the seller(s) thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(f) promptly notify each seller of such Registrable Securities and Holders’ Counsel, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made and, as promptly as practicable, prepare and furnish to such seller(s) a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(g) notify each seller of any Registrable Securities covered by any Registration Statement and Holders’ Counsel (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any written comments by the SEC or of any request by the SEC for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, and (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for any of such purposes;

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities to be listed on whichever of the New York Stock Exchange or the NASDAQ Stock Market, as shall be selected by the Company;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement, and, if required, obtain a CUSIP number for such Registrable Securities not later than such effective date;

(j) enter into such customary agreements (including underwriting agreements with customary provisions in such forms as may be requested by the managing underwriter(s)) and take all such other actions as a majority of the Holders or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a share split or a combination of shares);

(k) make available for inspection by any seller of Registrable Securities and Holders’ Counsel, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement and make senior management of the Company available for customary due diligence and drafting activity; provided, that any such Person gaining access to information or personnel pursuant to this Section 2.4(k) shall (i) reasonably cooperate with the Company to limit any resulting disruption to the Company’s business and (ii) agree to use reasonable efforts to protect the confidentiality of any information regarding the Company which the Company determines in good faith to be confidential, and of which determination such Person is notified, unless (A) the release of such information is requested or required (by deposition, interrogatory, requests for information or documents by a governmental entity, subpoena or similar process), (B) such information is or becomes publicly known without a breach of this agreement, (C) such information is or becomes available to such Person on a non-confidential basis from a source other than the Company or (D) such information is independently developed by such Person;

(l) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(m) in the case of an Underwritten Offering, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) or any seller of Registrable Securities reasonably request to be included therein, the purchase price being paid therefor by the underwriters and any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering, and promptly make all required filings of such prospectus supplement or post-effective amendment;

(n) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use every reasonable effort to promptly obtain the withdrawal of such order;

(o) make senior management of the Company available to assist to the extent requested by the managing underwriter(s) of any Underwritten Offering to be made pursuant to such registration in the marketing of the Registrable Securities to be sold in the Underwritten Offering, including the participation of such members of the Company’s senior management in “road show” presentations and other customary marketing activities, including “one-on-one” meetings with prospective purchasers of the Registrable Securities to be sold in the Underwritten Offering, and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto, in each case to the same extent as if the Company were engaged in a primary registered offering of its Common Shares;

(p) obtain all consents of independent public accountants required to be included in the Registration Statement and, in connection with each offering and sale of Registrable Securities, obtain one or more comfort letters, addressed to the underwriters and to the seller(s) of Registrable Securities, dated the effective date of the Registration Statement (and, in the case of each Underwritten Offering, dated the date of each closing under the underwriting agreement for such offering), signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the underwriters or the Holders of a majority of the Registrable Securities being sold in such offering reasonably request;

(q) provide all legal opinions from the Company’s outside counsel required to be included in the Registration Statement, and, in connection with each closing of a sale of Registrable Securities, provide legal opinions from the Company’s outside legal counsel, addressed to the underwriters and the Holders of the Registrable Securities being sold (and, if any Hedge Fund Parties are selling Registrable Securities in the offering, to such Hedge Fund Parties), dated the effective date of each Registration Statement and each amendment and supplement thereto (and, if such registration includes an

Underwritten Offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

(r) use its best efforts to take or cause to be taken all other actions, and do and cause to be done all other things necessary or reasonably advisable in the opinion of Holders’ Counsel to effect the registration, marketing and sale of such Registrable Securities.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to any Holder or Hedge Fund Party covered thereby by name, or otherwise identifies such Holder or Hedge Fund Party as the holder of any securities of the Company, without the consent of such Holder or Hedge Fund Party, as applicable, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law. The Company may require each Hedge Fund holding, and Holder of, Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Holder or Hedge Fund Party, as applicable, and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

Section 2.6. Registration Expenses. Whether or not any Registration Statement is filed or becomes effective, the Company shall pay directly or promptly reimburse all costs, fees and expenses incident to the Company’s performance of or compliance with this Agreement, including (i) all registration and filing fees, including FINRA filing fees, (ii) all fees and expenses associated with filings to be made with FINRA, any securities exchange or with any other governmental or quasi-governmental authority; (iii) all fees and expenses of compliance with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection therewith, (iv) all printing expenses (including expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is requested by the Holders or the managing underwriter(s), if any), (v) all “road show” expenses incurred in respect of any Underwritten Offering, including all costs of travel, lodging and meals, (vi) all messenger, telephone and delivery expenses, (vii) all fees and disbursements of counsel for the Company, (viii) all fees and disbursements of all independent certified public accountants of the Company (including expenses of any “cold comfort” letters required in connection with this Agreement) and all other persons retained by the Company in connection with such Registration Statement, (ix) all fees and disbursements of underwriters (other than Selling Expenses) customarily paid by the issuers or sellers of securities, (x) all other costs, fees and expenses incident to the Company’s performance or compliance with this Agreement and (xi) the fees and expenses of Holders’ Counsel (all such expenses, “Registration Expenses”). The Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review and the expenses of any liability insurance. All Selling Expenses will be borne by the holders of the securities so registered pro rata on the basis of the amount of proceeds from the sale of their shares so registered.

Section 2.7. Underwritten Offering. No Holder or Hedge Fund Party may participate in any registration hereunder that is underwritten unless such Holder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Person(s) entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s); provided, that no Holder or Hedge Fund Party will be required to sell more than the number of Registrable Securities that such Holder or Hedge Fund Party has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Holder’s or Hedge Fund Party’s failure to cooperate, will not constitute a breach by the Company of this Agreement); provided that no such Holder or Hedge Fund Party shall be required to make any representations or warranties in connection with any such registration other than representations and warranties as to (A) such Holder’s or Hedge Fund Party’s ownership of Registrable Securities to be transferred free and clear of all liens, claims, and encumbrances created by such Holder or Hedge Fund Party, (B) such Holder’s or Hedge Fund Party’s power and authority to effect such transfer, and (C) such matters pertaining to such Holder’s or Hedge Fund Party’s compliance with securities laws as reasonably may be requested; provided, further that any obligation of such Holder or Hedge Fund Party to indemnify any Person pursuant to any underwriting agreement shall be several, not joint and several, among such Holders and Hedge Fund Parties selling Registrable Securities, and such liability shall be limited to the net amount received by such Holder or Hedge Fund Party, as applicable, from the sale of Registrable Securities pursuant to such registration (which amounts shall include the amount of cash or the fair market value of any assets in exchange for the sale or exchange of such Registrable Securities or that are the subject of a distribution), and the relative liability of each such Holder and Hedge Fund Party shall be in proportion to such net amounts.

Section 2.8. Suspension of Registration. In the event of a Material Disclosure Event at the time of the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, the Company may, upon giving at least 10 days’ prior written notice of such action to the Holders and (if applicable) the Hedge Fund Parties, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (a “Suspension”); provided, however, that, the Company shall not be permitted to exercise a Suspension (i) more than once during any 12-month period, (ii) for a period exceeding 30 days on any one occasion, (iii) unless for the full period of the Suspension, the Company does not offer or sell securities for its own account, does not permit registered sales by any holder of its securities and prohibits offers and sales by its directors and officers, or (iv) at any time within seven days prior to the anticipated pricing of an Underwritten Offering pursuant to a Demand Registration or within 35 days after the pricing of such an Underwritten Offering. In the case of a Suspension, the Holders and (if applicable) the Hedge Fund Parties will suspend use of the applicable prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon receipt of the notice referred to above. In connection with a Demand Registration, prior to the termination of any Suspension, the Holder that made the Demand Notice will be entitled to withdraw its Demand Notice. Upon receipt of notices from all Holders of Registrable Securities included in such Registration Statement to such effect, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement. The Company shall immediately notify the Holders and (if applicable) the Hedge Fund Parties upon the termination of any Suspension, amend or supplement the applicable prospectus, if necessary, so it does not contain any untrue statement or omission and furnish to the Holders and any selling Hedge Fund Parties such numbers of copies of such prospectus as so amended or supplemented as the Holders and such selling Hedge Fund Parties may reasonably request. The Company agrees, if necessary, to supplement or make amendments to a Registration Statement, if required by the registration form used by the Company for the registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by the Holders of a majority of the Registrable Securities included in any offering pursuant to such Registration Statement. The Company will pay all Registration Expenses incurred in connection with any such suspended or aborted registration or prospectus.

Section 2.9. Indemnification.

(a) The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, each Holder, each Hedge Fund Party, any Person who is or might be deemed to be a controlling person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, their respective direct and indirect general and limited partners, advisory board members, directors, officers, trustees, managers, members, agents, Affiliates and shareholders, and each other Person, if any, who controls any such Holder, Hedge Fund Party or controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being referred to herein as a “Covered Person”) against, and pay and reimburse such Covered Persons for any losses, claims, damages, liabilities, joint or several, to which such Covered Person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, and the Company will pay and reimburse such Covered Persons for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, or in any application in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Covered Person expressly for use therein. In connection with an Underwritten Offering, the Company, if requested, will indemnify the underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Covered Persons and in such other manner as the underwriters may request in accordance with their standard practice.

(b) In connection with any Registration Statement in which a Holder or a Hedge Fund Party is participating, each such Holder and Hedge Fund Party will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and will indemnify and hold harmless the Company, its directors and officers, employees, agents and any Person who is or might be deemed to be a controlling person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages, liabilities, joint or several, to which such Holder or Hedge Fund Party or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such Holder or Hedge Fund Party, as applicable, expressly for use therein, and such Holder or Hedge Fund Party, as applicable, will reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided, that the obligation to indemnify and hold harmless will be individual and several to each Holder and Hedge Fund Party and will be limited to the net amount of proceeds received by such Holder or Hedge Fund Party, as applicable, from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such delay or failure). The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the indemnifying party’s expense, the defense of any such claim or proceeding, with counsel reasonably acceptable to such indemnified party; provided, that (i) any indemnified party shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim or fails to employs counsel reasonably satisfactory to such indemnified party or to pursue the defense of such claim in a reasonably vigorous manner or (C) the named parties to any proceeding (including impleaded parties) include both such indemnified and the indemnifying party, and such indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it that are inconsistent with those available to the indemnifying party or that a conflict of interest is likely to exist among such indemnified party and any other indemnified parties (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party); and (ii) subject to clause (C) above, the indemnifying party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firms of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. Whether or not the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action without the consent of the indemnified party. No indemnifying party shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation.

(d) If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder or Hedge Fund Party, as applicable, will be obligated to contribute pursuant to this Section 2.9(d) will be limited to an amount equal to the net proceeds to such Holder or Hedge Fund Party, as applicable, from the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder or Hedge Fund Party, as applicable, has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

Section 2.10. Rule 144. The Company shall use its reasonable best efforts to file in a timely fashion all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders or the Hedge Fund Parties may reasonably request, all to the extent required from time to time to enable the Holders or the Hedge Fund Parties, as applicable, to sell Registrable Securities without registration under the Securities Act pursuant to (i) Rule 144 (as such rule may be amended from time to time) or (ii) any similar rule or regulation hereafter adopted by the SEC. Promptly upon the request of a Holder or Hedge Fund Party, the Company will deliver to such Holder or Hedge Fund Party a written statement as to whether it has complied with such requirements.

Section 2.11. Participation by Hedge Fund Parties.

(a) The rights of the Hedge Fund Parties under this Agreement shall be limited as follows:

(i) the only securities that the Hedge Fund Parties shall be entitled hereunder to have registered for sale and subsequently sell are Shares Available for Registered Sale;

(ii) no Hedge Fund Party may participate in a registered offering hereunder after the first anniversary of the IPO Date;

(iii) no registered offering or sale of Registrable Securities hereunder by any Hedge Fund Party may be effected unless (x) at least one of the Principal Investors participates, and sells Registrable Securities, in the same offering as the Hedge Fund Party; (y) the Sale Quotient of any Hedge Fund Party in respect of such offering shall not exceed the highest Sale Quotient of any Holder in respect of the same offering and (z) the number of Registrable Securities proposed to be sold by any such Hedge Fund Party in connection with such registered offering, as of the date of the final prospectus to be used in connection with such offering, does not exceed the Hedge Fund’s Shares Available for Registered Sale as of that date; and

(iv) the Hedge Fund Parties shall not be entitled to initiate any registration or offering hereunder or to participate in the selection of the underwriters for any offering hereunder.

(b) Subject to the limitations set forth in Section 2.11(a), until the first anniversary of the IPO Date the following shall apply:

(i) Promptly after any Principal Investor elects to participate in a registered offering hereunder, and in any event within three Business Days thereafter, such Principal Investor (acting either for itself or on behalf of itself any other Principal Investors proposing to participate in such offering) shall provide written notice of such election to the Hedge Fund Parties.

(ii) Each of the Hedge Fund Parties shall promptly, and in any event within five Business Days after receipt of a notice described in clause (i), notify the Company and the Principal Investors whether it intends to participate in such registered offering and, subject to the limitations of Section 2.11(a), the number of Registrable Securities such Hedge Fund Party proposes to sell in such offering.

ARTICLE III

MISCELLANEOUS

Section 3.1. Term. This Agreement will be effective as of the closing of the IPO and will continue in effect thereafter until the earliest of (i) its termination by the consent of all parties hereto or their respective successors in interest, (ii) the date on which no Registrable Securities remain outstanding, (iii) the dissolution, liquidation or winding up of the Company and (iv) with respect to the Hedge Fund Parties, the date that is 12 months after the IPO Date.

Section 3.2. Facilitation of Sale. The Company shall take all actions necessary (and shall direct its transfer agent, registrar and other officials and agents to take all actions necessary) to facilitate any transfer or sale of Registrable Securities (disregarding, for purposes of this Section 3.2, the second sentence of the definition of “Registrable Securities”) by Holders that is permitted by this Agreement or the Shareholders’ Agreement.

Section 3.3. No Inconsistent Agreements. The Company represents and warrants that it has not entered, into and covenants and agrees that it will not enter into, any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Hedge Fund Parties and the Holders of Registrable Securities in this Agreement. The Company represents and warrants that it has not granted, and except as provided in this Agreement the Company will not grant, to any holder or prospective holder of any securities of the Company registration rights with respect to such securities that are senior or pari passu to the rights granted hereunder, except for agreements that may be entered into in the future with the prior express written consent of each Principal Investor holding Registrable Securities, or, if no Principal Investor remains, the Holders of a majority of the Registrable Securities. Each Holder and the Company hereby agree and acknowledge that all their respective rights and obligations under this Agreement are subject to the terms and provisions of the Shareholders Agreement.

Section 3.4. Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and each of the Principal Investors, or if no Principal Investors remain, the Holders of a majority of the Registrable Securities, provided that in the event that such amendment or waiver would treat a Holder or Hedge Fund Party, as applicable, or group of Holders or Hedge Fund Parties, as applicable, in a manner different from any other Holders or Hedge Fund Parties, as applicable, then such amendment or waiver will require the prior written consent of such Holder or Hedge Fund Party, or the Holders of, or Hedge Fund Parties holding, a majority of the Registrable Securities of such group adversely treated, and provided further that if any such amendment or waiver would materially and adversely affect the rights of any Hedge Fund Party set forth herein then such amendment or waiver will require the prior written consent of such Hedge Fund Party whose rights are proposed to be so affected. A copy of each such amendment shall be sent to each Holder and Hedge Fund Party and shall be binding upon each party hereto; provided that the failure to deliver a copy of such amendment shall not impair or affect the validity of such amendment.

Section 3.5. No Third Party Beneficiaries. Except as set forth in Section 2.9, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

Section 3.6. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided that no Principal Investor may assign its rights hereunder except in connection with the transfer of its Common Shares to any Person in accordance with Articles 6.2 and 6.3 in the Shareholders Agreement and no Hedge Fund Party may assign its rights hereunder except in connection with the transfer of its Common Shares pursuant to a Permitted Transfer under Article 4.1.1(g) of the Hedge Funds Agreement. Notwithstanding anything to the contrary in this Agreement, the Company may assign this Agreement in connection with a merger, reorganization or sale, transfer or contribution of all or substantially all of the assets or stock of the Company to any Person, provided that such Person agrees in writing to assume all of the obligations and succeed to all the rights of the Company under this Agreement prior to the consummation of such merger, reorganization, sale, transfer or contribution.

Section 3.7. Entire Agreement. This Agreement, together with the Shareholders Agreement and the Hedge Funds Agreement (including the Hedge Fund Participation Agreements referred to therein), constitutes the sole and entire agreement among the parties with respect to the subject matter of this Agreement and the Shareholders Agreement, and supersede all prior representations, agreements and understandings, written or oral, with respect to the subject matter hereof and thereof.

Section 3.8. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and the parties hereto shall cooperate in good faith to formulate and implement such provision.

Section 3.9. Counterparts; Effectiveness. This Agreement may be signed in any number of identical counterparts, each of which shall be deemed an original (including signatures delivered via facsimile or electronic mail) with the same effect as if the signatures thereto and hereto were upon the same instrument. The parties hereto may deliver this Agreement by facsimile or by electronic mail and each party shall be permitted to rely upon on the signatures so transmitted to the same extent and effect as if they were original signatures. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by each other party hereto.

Section 3.10. Remedies; Attorney’s Fees. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity to which the parties may be entitled. Except as otherwise provided herein, all remedies available under this Agreement, at law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any party of a particular remedy shall not preclude the exercise of any other remedy. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and all other available remedies.

Section 3.11. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR ANY OF THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 3.12. CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT IN THE COUNTY OF NEW YORK, OR IF SUCH COURT SHALL NOT HAVE PROPER JURISDICTION, OF THE U.S. FEDERAL DISTRICT COURT SITTING IN NEW YORK, AND ANY APPELLATE COURT THEREOF, IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES AND AGREES NOT TO ASSERT ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN OR JURISDICTION THEREOF); PROVIDED, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 3.12 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE. Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement by complying with the provisions of Section 3.12. Such service of process shall have the same effect as if the party being served were a resident in the State of New York and had been lawfully served with such process in such jurisdiction. The parties hereby waive all claims of error by reason of such service. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.12.

Section 3.13. Notice.

(a) All notices and other communications under this Agreement must be in writing and delivered to the applicable party or parties in Person or by delivery to the address or facsimile number specified below (or to such other address or facsimile number as the recipient previously shall have specified by notice to the other parties hereunder):

If to the Company:

NXP Semiconductors N.V.

High Tech Campus 60

5656AG Eindhoven, The Netherlands

Attention: Guido Dierick

Tel: +31 (0) 40 272 9233

Fax: +31 (0) 40 272 9658

Email: guido.dierick@nxp.com

With a copy (which shall not constitute notice) to:

Nick Shaw

Simpson Thacher & Bartlett

Citypoint, One Ropemaker Street

London EC2Y 9HU

Phone +44 20 7275 6558

Fax +44 20 7275 6502

E-mail: nshaw@stblaw.com

If to AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A

Lion C.V:

c/o AlpInvest Partners N.V.

Jachthavenweg 118

1081 KJ Amsterdam, The Netherlands

Attention: Erik Thyssen

Tel: + 31 (0) 20 540 7620

Fax: + 31 (0) 20 540 7502

Email: erik.thyssen@alpinvest.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Meridian Holding S.a r.l.:

c/o Apax Partners LLP

33 Jermyn Street

London SW1Y 6DN, the United Kingdom

Attention: Sharon Ferreira

Tel: +44 (0)20 7666 6592

Fax: +44 (0)20 7666 6577

Email: sharon.ferreira@apax.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Bain Pumbaa LuxCo S.a r.l.:

c/o Bain Capital TDL

Devonshire House 6th Floor

Mayfair Place

London W1J 8AJ, the United Kingdom

Attention: Michel Plantevin

Tel: +44 20 7514 5252

Fax: +44 20 7514 5250

Email: mplantevin@baincapital.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to KKR NXP Investor S.a r.l.:

c/o Kohlberg Kravis Roberts & Co. Limited

Stirling Square

7 Carlton Gardens

London SW1Y 5AD, the United Kingdom

Attention: Johannes Huth

Tel: + 44 20 7839 9800

Fax: + 44 20 7839 9801

Email: huthj@kkr.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to NXP Co-Investment Investor S.a r.l.:

c/o Avega Services (Luxembourg) S.à r.l.

61 rue de Rollingergrund

L-2440 Luxembourg, Luxembourg

Attention: Wolfgang Zettel

Tel: +352 246 943 28

Fax: +352 246 943 70

E-Mail: wolfgang.zettel@avega.lu

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to SL II NXP S.a r.l.:

Silver Lake Management Company, L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attn: Egon Durban

Tel: +1 650 233 8120

Fax: +1 650 233 8125

E-mail: Egon.Durban@silverlake.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Koninklijke Philips Electronics N.V.:

Koninklijke Philips Electronics N.V.

Amstelplein 2,

1096 BC Amsterdam, The Netherlands

Attention: Eric Coutinho

Tel: +31 20 59 77232

Fax: +31 20 59 77150

Email: eric.coutinho@philips.com

With a copy (which shall not constitute notice) to:

Andrew D. Soussloff

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

USA

Phone (212) 558-3681

Fax (212) 291-9147

and

Arne Grimme

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1070 AB Amsterdam

Tel +31 20 577 1421

Fax +31 20 577 1775

Email: arne.grimme@debrauw.com

If to Stichting Management Co-Investment NXP:

C/o NXP Semiconductors N.V.

High Tech Campus 60

5656AG Eindhoven, The Netherlands

Attention: Guido Dierick

Tel: +31 (0) 40 272 9233

Fax: +31 (0) 40 272 9658

Email: guido.dierick@nxp.com

With a copy (which shall not constitute notice) to:

Arne Grimme

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1070 AB Amsterdam

Tel +31 20 577 1421

Fax +31 20 577 1775

Email: arne.grimme@debrauw.com

If to Kings Road Holdings IV L.P.:

c/o Polygon Investment Partners L.P.

Attn: Mike Adams

399 Park Avenue 22nd Floor

New York, NY 10022

Tel: (212) 359-7355

Fax: (2120 359-7301

Email: madams@polygoninv.com

If to NXP Co-Investment Partners II, L.P.:

c/o BlueCrest GP III Limited

c/o BlueCrest Capital Management (UK) LLP

Paul Dehadray (General Counsel)

40 Grosvenor Place

London SW1X 7AW, the United Kingdom

If to NXP Co-Investment Partners III, L.P.:

c/o Solar Capital Ltd.

Attention: Brian Gerson

500 Park Avenue, 5th Floor

New York, NY 10022

Tel: +1 212-993-1669

Fax: +1 212-993-1698

Email: gerson@solarcapltd.com

If to NXP Co-Investment Partners IV, L.P. or to OZ NXP Investment Ltd:

c/o Stuarts Corporate Services Limited

Po Box 2510 Cayman Financial Centre

George Town, Grand Cayman KY – 1104

Cayman Islands

With a copy (which shall not constitute notice) to:

Och-Ziff Management Europe Ltd.

40 Argyll Street

London W1F 7EB, UK

Fax: +44 207 758 4401

Attention: Andrew Frank, Compliance Officer

If to TCW/NXP Co-Investment Partners IV, L.P. or TCW/NXP Co-Investment Partners IVB, L.P:

c/o TCW Crescent Mezzanine Management IV, LLC

11100 Santa Monica Blvd. Suite 2000

Los Angeles, CA 90025

Attention: Raymond Barrios

Fax No.: 310-235-5967

E-mail: raymond.barrios@tcw.com

If to NXP Co-Investment Partners VII, L.P.:

c/o MAC Capital, Ltd.

11100 Santa Monica Blvd. Suite 2000

Los Angeles, CA 90025

Attention: Scott Fukumoto

Fax No.: 310-235-5969

E-mail: scott.fukumoto@tcw.com

If to NXP Co-Investment Partners VIII, L.P.:

C/o UniCredit Corporate & Investment Banking (MIP1RT)

NXP Co-Investment Partners VIII, L.P.

Attention: Dr. Wolfgang Pfister

Arabellastraße 14

D-81925 Munich

Tel. +49 89 378-20519

Fax +49 89 378-33-20519

Email: wolfgang.pfister@unicreditgroup.de

With a copy (which shall not constitute notice) to:

HVB Capital Partners AG (MIP1RT)

UniCredit Corporate & Investment Banking

Attention: Olaf Alex/Dr. Britta Lorenz

Arabellastraße 14

D-81925 Munich

Tel. +49 89 378-12417

Fax +49 89 378-22437

Email: olaf.alex@unicreditgroup.de

(b) All notices and other communications sent to the applicable address or facsimile number specified above shall be deemed to have been delivered at the earlier of (i) the time of actual receipt by the addressee; (ii) if the notice is sent by facsimile transmission, the time indicated on the transmitting party’s receipt of confirmation of transmission that time is during the addressee’s regular business hours on a Business Day, and otherwise at 9:00 a.m. on the next Business Day after such time; and (iii) if the notice is sent by a nationally recognized, reputable overnight courier service, the time shown on the confirmation of delivery provided by that service if that time is during the recipient’s regular business hours on a Business Day, and otherwise at 9:00 a.m. on the next Business Day after such time.

Section 3.14. Company Obligations Regarding Transfers. The Company shall take any and all action necessary or reasonably requested by any Holder in order to permit or facilitate transfers of Registrable Securities by any such Holder that are in compliance with the terms of the Shareholders Agreement, including, without limitation, by issuing directions to any transfer agent, registrar or depositary. The Company further agrees that it shall cooperate with the Hedge Fund Parties and shall promptly take any and all action necessary or reasonably requested by any Hedge Fund Party in order to permit or facilitate the transfer of Registrable Securities held by any such Hedge Fund Party as of the earliest possible time that such Registrable Securities may be transferred in compliance with the Hedge Funds Agreement. Not in limitation but in furtherance of the foregoing, the Company agrees, subject only to the receipt on or prior to the commencement of each Post IPO Quarter (as defined in the Hedge Funds Agreement) of a certificate of the applicable Hedge Fund Party executed by a senior officer of such Hedge Fund Party or a senior officer of the investment manager, management company or general partner of such Hedge Fund Party representing that any sales of Registrable Securities by such Hedge Fund Party prior to the date of the certificate have been made in compliance with the Hedge Funds Agreement and covenanting that any sales of Registrable Securities by such Hedge Fund Party shall be in compliance with the Hedge Funds Agreement, and at the sole expense of the Company, to issue such directions to the transfer agent, registrar or depositary, as applicable, and to deliver such opinions to the transfer agent, registrar or depositary, as are requested by the same, and to take or cause to be taken such other actions as are reasonably necessary (in each case issuing such instructions, delivering such opinions and taking such actions in a timely manner, including in advance of the commencement of each applicable Post IPO Quarter to the extent necessary) in order to cause the removal of any and all legends, notations or similar designations restricting transferability of the Registrable Shares held by such Hedge Fund Party, with the result that as of the commencement of each Post IPO Quarter, any and all legends, notations or similar designations shall have been removed from at least such number of each Hedge Fund’s Registrable Securities that is equal to such Hedge Fund Party’s Quarterly Percentage Cap (as defined in the Hedge Funds Agreement) for the applicable Post IPO Quarter; provided, that in all events the Company’s obligations hereunder shall be subject to any limitations imposed by applicable law.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

(signature pages to follow)

SCHEDULE 3

FORM OF ACCESSION AGREEMENT

THIS ACCESSION AGREEMENT is made on [    ] 201[  ] BETWEEN:

1.	[ ], a company incorporated under the laws of [ ] having its [registered] office at [ ] (the “Transferor”);

2.	[ ], a company incorporated under the laws of [ ] having its [registered] office at [ ] (“New Party”); and

3.	The Investors Committee acting as an agent on behalf of the Parties to the Shareholders Agreement (“Agent”).

WHEREAS:

(A)	The Transferor is a party to the Shareholders Agreement dated as of [—] 2010 in respect of its investment in NXP (the “Shareholders Agreement”) by which the Parties provide for certain matters relating to their direct and indirect ownership of interests in, and the governance of, NXP and the NXP Group.

(B)	The Transferor wishes to Transfer to the New Party the Shares described in the Schedule (the “Transferred Shares”) and the New Party has agreed to purchase the Transferred Shares subject to and in accordance with the terms and conditions of an agreement dated [date of Transfer Agreement] between the Transferor and the New Party (the “Transfer Agreement”).

NOW IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Accession Agreement (including the Recitals and Schedule hereto), unless the subject or context otherwise requires, words defined in the Shareholders Agreement shall have the same meanings when used herein and the following terms shall have the following meanings:

“Completion” means the completion of the sale and Transfer of the Transferred Shares.

“Transfer Date” has the meaning ascribed thereto in Clause 2.1 hereunder.

1.2	Interpretation

The provisions of Article 1 of the Shareholders Agreement shall apply to this Accession Agreement mutatis mutandis.

1.3	Headings

Headings shall be ignored in the construction of this Accession Agreement.

2.	UNDERTAKINGS OF THE NEW INVESTOR

2.1	Assumption of Obligations

In consideration of the agreement of the Transferor to Transfer the Transferred Shares to the New Party, the New Party undertakes, to each Party and the Agent subject to Clause 2.2 hereunder, that it will, with effect from the date of Transfer by the Transferor to the New Party of the Transferred Shares (the “Transfer Date”) and without prejudice to any liability of the Transferor in respect of any breach by it of obligations under the Shareholders Agreement prior to the Transfer Date, assume, perform and comply with each of the obligations of the Transferor in respect of the Transferred Shares under the Shareholders Agreement as if it had been a party to the Shareholders Agreement at the date of execution thereof with the same rights and obligations as the Transferor.

2.2	Release

In consideration of the undertakings given by the New Party under this clause, the parties hereby acknowledge and agree that the obligations of the Transferor under the Shareholders Agreement shall, cease with effect from the Transfer Date, only with respect to the Transferred Shares, provided that the Transferor shall remain liable with respect to any breach by it of obligations under the Shareholders Agreement prior to the Transfer Date.

2.3	Transfer of Rights

The Transferor assigns and Transfers to the New Party, with effect from the Transfer Date, all the rights of the Transferor with respect to the Transferred Shares (excluding, however, those rights that may not be assigned or Transferred without approval or consent of any Person or group of Persons, which approval or consent has not been obtained on or prior to the Transfer Date) as if the New Party had been a party to the Shareholders Agreement at the date of execution thereof and, with effect from the Transfer Date, the Transferor shall cease to be entitled to those rights.

2.4	Notices

The notice details for the New Party for the purposes of Article 13.8 of the Shareholders Agreement are:

Address:

Attention:

Tel:

Fax:

Email:

2.5	Assignment and Transfer

The parties hereto hereby acknowledge and agree that, save as provided in Article 13.9 of the Shareholders Agreement, no party shall have any right to assign, Transfer or in any way dispose of the benefit (or any part thereof) or the burden (or any part thereof) of this Accession Agreement without the prior written consent of the other parties.

2.6	Third Party Beneficiaries

The Parties to the Shareholders Agreement shall be entitled to enforce this Accession Agreement as third party beneficiaries.

IN WITNESS whereof this Accession Agreement has been entered into the day and year first before written.

SCHEDULE 4

ACCESSION FORM

THIS DECLARATION OF ACCESSION is made on [    ] 201[  ] BY:

[—] (“New Party”).

WHEREAS:

New Party acknowledges that in order for it to receive the Shares (the “Transferred Shares”) described in the Schedule from [—] (the “Transfer”), new Party has to declare its accession to the Shareholders Agreement dated as of 5 August 2010 in respect of investments in NXP (the “Shareholders Agreement”) by which the parties thereto provide for certain matters relating to their direct and indirect ownership of interests in, and the governance of, NXP and the NXP Group.

NOW IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Accession Form (including the Recitals and Schedule hereto), unless the subject or context otherwise requires, words defined in the Shareholders Agreement shall have the same meanings when used herein and the following terms shall have the following meanings:

“Completion” means the completion of the Transfer of the Transferred Shares.

“Transfer Date” has the meaning ascribed thereto in Clause 3.1 hereunder.

1.2	Interpretation

The provisions of Article 1 of the Shareholders Agreement shall apply to this Accession Form mutatis mutandis.

1.3	Headings

Headings shall be ignored in the construction of this Accession Form.

2.	UNDERTAKINGS OF THE NEW INVESTOR

2.1	Assumption of Obligations

The New Party undertakes, to each party to the Shareholders Agreement, that it will, with effect from the date of Transfer of the Transferred Shares to it (the “Transfer Date”) and without prejudice to any liability of the Transferor in respect of any breach by it of obligations under the Shareholders Agreement as if it had been a party to the Shareholders Agreement as a [Investor / Philips Party] at the date of execution thereof.

2.2	Notices

The notice details for the New Party for the purposes of Article 13.8 of the Shareholders Agreement are:

Address:

Attention:

Tel:

Fax:

Email:

2.3	Third Party Beneficiaries

The Parties to the Shareholders Agreement shall be entitled to enforce this Accession Agreement as third party beneficiaries.

IN WITNESS whereof this Accession Agreement has been entered into the day and year first before written.

SCHEDULE 5

RESTRUCTURING STEPS

(1)	DutchCo will establish a new wholly owned Netherlands Incorporated and tax resident company in the form of a BV (“New BV”).

(2)	DutchCo will contribute the approximately €4.8m loan note receivables to New B.V. in exchange for share premium in New BV.

(3)	DutchCo will contribute approximately €2.4m depositary receipts held by DutchCo to New B.V. in exchange for share premium in New BV.

(4)	NXP will engage in a reverse share split whereby the number of shares held by the shareholders of NXP will be reduced pro rata such that the percentage ownerships are unchanged.

(5)	DutchCo will make a US entity classification election to be treated as a disregarded entity for US federal income tax purposes.

(6)	DutchCo will be put in liquidation and will distribute its shares in NXP and New BV to LuxCo.

(7)	The relevant Investors (other than the AlpInvest Parties) will each individually incorporate their own Luxembourg tax resident holding company, Co-Invest HoldCo, KKR HoldCo, Silver Lake HoldCo, Apax HoldCo and Bain Capital HoldCo respectively each of which will be in the form of a Sarl with minimum share capital divided into classes of shares.

(8)	The relevant Investors will each contribute their YFPECs in LuxCo to LuxCo in return for an issue of share capital / share premium by LuxCo.

(9)	The relevant Investors will each contribute their shares in Luxco to their relevant Investor HoldCo in return for an issue of share capital / share premium by their relevant Investor HoldCo and CPECs equal in value to such relevant Investors’ indirect holding in New BV.

(10)	LuxCo will be put in liquidation and will distribute its shares in NXP and New BV pro rata to LuxCo’s shareholders.

(11)	The Investor HoldCos will distribute their shares in New BV to their shareholders in settlement of outstanding CPECs.

(12)	In connection with the IPO DutchCo will require services, including advice on the Restructuring and the consequences of the IPO, for which Apax, AlpInvest and SLP will charge a fee as approved in writing by the Investors Committee. This fee will be payable subject to the consummation of the IPO and during the contemplated liquidation of DutchCo as part of the Restructuring. For the avoidance of doubt, such fee shall be paid solely by DutchCo, and shall not be paid (directly or indirectly) by NXP or any of its Shareholders other than DutchCo.

SCHEDULE 6

ACTIONS REQUIRING APPROVAL

PART A

SHAREHOLDER ACTIONS REQUIRING THE APPROVAL OF TWO THIRDS OF

THE INVESTORS COMMITTEE

1.	material amendments to NXP’s articles of association that have a material adverse effect on the rights of Shareholders;

2.	material amendments to NXP’s business purpose;

3.	liquidation or winding up proceedings in respect of NXP;

4.	making any commitment or announcement with respect to any of the matters set forth in this Part A of Schedule 6.

PART B

SHAREHOLDER ACTIONS REQUIRING APPROVAL OF A SIMPLE MAJORITY

OF THE INVESTORS COMMITTEE

1.	appointment, suspension or dismissal of NXP’s chief executive officer and any NXP Board member;

2.	entering into or undertaking any material merger, de-merger, consolidation, reconstitution, recapitalization, reorganization acquisition or other business combination transaction involving NXP, or any sale of all or substantially all of the assets of NXP;

3.	issuing any equity securities by NXP or any of its NXP Group companies to any person other than a member of the NXP Group), the disapplication of any pre-emption rights and any decision to grant the Board the authority to make such a decision;

4.	adoption of the annual accounts;

5.	annual waiver of liability (décharge) of NXP Board members;

6.	declaring or paying any dividends or other distributions to shareholders (other than to a member of the NXP Group) or repurchasing or redeeming equity securities of any member of the NXP Group (other than if held by a member of the NXP Group);

7.	other decisions that, pursuant to NXP’s articles of association, require a resolution to be adopted by the shareholders meeting, including significant acquisitions and disposals;

PART C

OTHER ACTIONS REQUIRING APPROVAL OF A SIMPLE MAJORITY OF THE

INVESTORS COMMITTEE

1.	transactions between the NXP Group, on the one hand, and Affiliates on the other, other than agreements entered into in the ordinary course of business on arm’s length terms.

SCHEDULE 7

ALPINVEST ADVISORY AGREEMENT

DE BRAUW

BLACKSTONE

WESTBROEK

Advisory Agreement

relating to

NXP Semiconductors N.V.

between

NXP Semiconductors N.V.

and

Alplnvest Partners Beheer 2006 B.V.

and

Alplnvest Partners CSI 2006 Lion C.V.

and

Alplnvest Partners Later Stage IIA Lion C.V.

Dated [Date] 2010

P.O. Box 75084 1070 AB Amsterdam The Netherlands

	Contents

	Clause	Page

1	INTERPRETATION	3

2	THE ADVISOR	5

3	DUTIES AND AUTHORITIES OF THE ADVISOR’S REPRESENTATIVE	5

4	DUTIES OF NXP	6

5	FEES	6

6	EXPENSES	6

7	OTHER ACTIVITIES OF THE ADVISOR AND/OR THE ADVISOR’S REPRESENTATIVE	7

8	LIMITATION OF LIABILITY	7

9	INDEMNITY	7

10	TERM, RENEWAL AND TERMINATION	7

11	CONFIDENTIALITY	8

12	MISCELLANEOUS	9

M8740733/3/20465599	2 / 13

Advisory Agreement

THE UNDERSIGNED:

(1)	NXP Semiconductors N.V., a limited liability company incorporated in Eindhoven with registered address at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands (“NXP”);

(2)	Alplnvest Partners Beheer 2006 B.V., a private limited liability company, incorporated in Amsterdam, and registered at Jachthavenweg 118,1081 KJ Amsterdam, the Netherlands (the “Advisor”);

(3)	Alplnvest Partners CSI 2006 Lion C.V., a limited partnership (commanditaire vennootschap) ,incorporated in Amsterdam with registered address at Jachthavenweg 118,1081 KJ Amsterdam, the Netherlands,, represented by the Advisor; and

(4)	Alplnvest Partners Later Stage IIA- Lion C.V., a limited partnership (commanditaire vennootschap) incorporated in Amsterdam, with registered address at Jachthavenweg 118,, 1081 KJ, Amsterdam, the Netherlands, represented by the Advisor.

WHEREAS:

(A)	NXP wishes to engage the Advisor to render certain advisory services to the board of directors of NXP (the “NXP Board”).

(B)	The Advisor, acting as general partner of Alplnvest Partners CSI 2006 Lion C.V. and Alplnvest Partners Later Stage IIA- Lion C.V., shall designate a representative (the “Advisor’s Representative”) to perform the advisory services under (A), under the terms set out in this advisory agreement (the “Agreement”).

IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

1.1	Definitions

In this Agreement:

Advisor shall have the meaning set forth above under (2);

Advisor’s Representative shall have the meaning set forth above under (B);

Affiliate shall mean, with respect to a company: an individual, company, corporation, partnership, firm, association, unincorporated organisation or other entity directly or indirectly controlling, or controlled by, such company, or which is directly or indirectly controlled by an individual, company, corporation, partnership, firm, association, unincorporated organisation or other entity which also controls such company;

M8740733/3/20465599	3 / 13

Agreement shall mean this document (as the same may from time to time be amended, restated or supplemented);

Authorised Recipients shall have the meaning set forth in clause 11.2;

Confidential Information shall have the meaning set forth in clause 11.2;

Investor Representative shall have the meaning as set forth in the shareholders agreement, dated [—] 2010 of which this Agreement is a schedule;

NXP shall have the meaning set forth above under (1);

NXP Articles shall mean the articles of association (statuten) of NXP from time to time in effect;

NXP Board shall have the meaning set forth above under (A);

NXP Board Rules shall mean the board rules (bestuursreglemenf) adopted by the NXP Board in accordance with the NXP Articles from time to time;

NXP Group shall mean NXP and its subsidiary undertakings from time to time;

NXP Organisational Documents shall mean, individually and collectively, the NXP Articles, the NXP Board Rules and [—];

Parties shall mean NXP, the Advisor, Alplnvest Partners CSI 2006 Lion CV and Alplnvest Partners Later Stage IIA – Lion C.V. and “Party” means any one of them or the relevant one of them, as the context requires;

Representatives shall mean the Investor Representative(s) and the Affiliates (excluding, for the avoidance of doubt, any member of the NXP Group) of the Parties and such Party’s and each such Affiliate’s respective directors, managers, officers, partners, members, principals, employees, professional advisers and agents; and

Shares shall mean the ordinary shares, each with a par value of EUR [—] ([—] euro) in NXP outstanding from time to time.

1.2	Interpretation

1.2.1	Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

1.2.2	The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

1.2.3	The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

M8740733/3/20465599	4 / 13

1.2.4	A reference to any Party or any party to any other agreement or document shall include such Party or party’s successors and permitted assigns.

1.2.5	A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

2	THE ADVISOR AND THE ADVISOR’S REPRESENTATIVE

2.1	Engagement of the Advisor

As from the date of the IPO of NXP, NXP shall engage the Advisor to provide certain services with respect to advising the NXP Board on matters relating the business dynamics of NXP on the European continent in general and in the Netherlands in particular, as set forth in this Agreement.

2.2	Designation of the Advisor’s Representative

The Advisor shall designate Mr. Volkert Doeksen as the Advisor’s Representative. In the event Mr. Volkert Doeksen is no longer available to fulfil such position, the Advisor shall designate a qualified replacement knowledgeable of the business dynamics of NXP on the European continent in general and in the Netherlands in particular.

3	SERVICES AND DUTIES OF THE ADVISOR AND/OR THE ADVISOR’S REPRESENTATIVE

3.1	Services of the Advisor’s Representative

The Advisor’s Representative’s services shall be limited to advising the NXP Board on certain matters relating to NXP’s business, in particular, with a view to sharing his or her knowledge of the business dynamics of NXP on the European continent in general and in the Netherlands in particular.

3.2	Duties Advisor

The Advisor shall procure that the Advisor’s Representative shall agree to render the services under this Agreement in accordance with the terms set forth in this Agreement in consideration for the fees set forth in this Agreement. The Advisor shall further procure that the Advisor’s Representative shall, at all times, perform its duties hereunder with the care that he or she would use in dealing in his or her own affairs and have due regard to any matter to which a prudent advisor should reasonably pay regard for the proper discharge of his or her duties as well as any restriction contained in any applicable law or regulation.

M8740733/3/20465599	5 / 13

3.3	Assignment Advisor’s Representative

The Advisor’s Representative shall not be entitled to delegate any of its duties and functions under this Agreement to another party, without the prior written consent of the Parties, which consent shall not be unreasonably withheld.

4	DUTIES OF NXP

NXP shall, in a timely manner, supply the Advisor’s Representative with copies of all documents provided to the non-executive members of the NXP Board and/or which are reasonably relevant to the Advisor and/or the Advisor’s Representative’s activities hereunder, and all other information as the Advisor and/or the Advisor’s Representative may reasonably request to enable it to perform their duties hereunder. As from the date of the IPO, NXP shall take out separate D&O insurance cover, or alternatively, bring the Advisor’s Representative under the terms of its existing D&O cover, which provides for a maximum sum insured per claim of USD 130,000,000 (one hundred and thirty million United States Dollars). NXP shall provide written certification (including a copy of its D&O policy) to the Advisor and the Advisor’s Representative, that the Advisor’s Representative is an insured person under the terms of NXP’s current D&O policy with a maximum insured sum of USD 130,000,000 (one hundred and thirty million United States Dollars) as soon as the same comes available, and ultimately by the date of NXP’s IPO. During the full term of this Agreement, NXP shall keep the maximum sum insured p-er claim under the D&O policy at (at least) the level of USD 130,000,000 (one hundred and thirty million United States Dollars).

5	FEES

In consideration for the services rendered by the Advisor and the Advisor’s Representative hereunder, NXP shall during the term of this Agreement pay to the Advisor, an advisory fee of USD 25,000 (twenty five thousand United States Dollars) (excluding VAT) per annum. The advisory fee will be payable by wire transfer of immediately available funds within 4 (four) weeks of the end of each fiscal year of NXP. A pro rated amount of the aforementioned advisory fee for the period commencing on the date of the IPO of NXP and ending on the last day of NXP’s fiscal year for the year in which the IPO of NXP took place, will be payable by wire transfer of immediately available funds within 4 (four) weeks of the end of each such fiscal year of NXP. In the event of any intermediate termination of the Agreement for reason of article 10.3.1 the full year advisory fee will be payable to the Advisor by NXP.

6	EXPENSES

The Advisor and the Advisor’s Representative shall perform its duties hereunder at its own expense, other than travel and hotel expenses (if any) and any other specific expenses pre-approved by NXP.

M8740733/3/20465599	6 / 13

7	OTHER ACTIVITIES OF THE ADVISOR AND/OR THE ADVISOR’S REPRESENTATIVE

Nothing in this Agreement shall limit or restrict the right of the Advisor and/or the Advisor’s Representative to engage in any other business or to render services of any kind to any other corporation, firm, Individual or association and to retain for its own use and benefit fees or other moneys payable thereby.

8	LIMITATION OF LIABILITY

To the fullest extent permitted by law, neither the Advisor nor the Advisor’s Representative, as applicable, shall be liable to NXP or any member of the NXP Group for any losses due to any act or omission (including without limitation an error of judgment) of the Advisor and/or the Advisor’s Representative, as applicable, in connection with the performance of this Agreement, unless the act or omission constitutes wilful misconduct, gross negligence or criminal wrongdoing by the Advisor and/or the Advisor’s Representative, as applicable.

9.	INDEMNITY

The Advisor and the Advisor’s Representative will be Indemnified by NXP and the NXP Group from and against (i) any and all losses, damages, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorney’s fees and disbursements) and amount paid in settlement (collectively, “Losses”) resulting from any actual or threatened demand, claim, arbitration, lawsuit, action, mediation or proceeding (collectively “Proceeding”) relating to, based upon or arising out of this Agreement or the services rendered by the Advisor and/or the Advisor’s Representative or otherwise pursuant to this Agreement, unless any Losses or Proceeding is the result of the wilful misconduct, gross negligence or criminal wrongdoing by the Advisor and/or the Advisor’s Representative. To the extent that NXP or any member of the NXP Group incurs Losses as a result of the wilful misconduct or gross negligence (other than as a result of any criminal wrongdoing or fraud) by the Advisor and/or the Advisor’s Representative, and the Advisor and/or the Advisor’s Representative is held liable towards NXP or the relevant member of the NXP Group by virtue of an arbitral award no longer subject to appeal than such liability of the Advisor and/or the Advisor’s Representative shall be capped at USD 100,000 (one hundred thousand United States Dollars).

10	TERM, RENEWAL AND TERMINATION

10.1	Term

This Agreement is effective as of the date of the IPO of NXP and continues to be in effect for a period of four (4) years from such date and cannot be terminated during such period, save as provided in clause 10.3.

10.2	Renewal

Save as provided for in clause 10.3, this Agreement will automatically renew for additional 4 (four) year periods.

M8740733/3/20465599	7 / 13

10.3	Termination

This Agreement terminates with immediate effect upon the occurrence of either of the following events:

10.3.1	the Advisor, together with any Affiliates, at any time holds less than 2.5% (two and a half percent) of the Shares; or

10.3.2	(i) written notice by NXP and/or the Advisor if the other party goes into liquidation or if a receiver of trustee is appointed of the whole or of any substantial part of the assets or undertaking of the other party, or (ii) if the other party convenes a meeting of its creditors or makes or proposes to make any arrangements or composition with or any assignment for the benefit of its creditors or (iii) if some event having an equivalent effect occurs or (iv) if the Advisor ceases to be authorised under applicable laws and regulations to perform its services under this Agreement; or

10.3.3	the Advisor becomes subject to criminal or administrative proceedings or inquisitions by authorities in competent jurisdiction that have a material adverse effect on its ability to perform the services under this Agreement; or

10.3.4	the delivery of a termination notice by the Advisor.

11	CONFIDENTIALITY

11.1	Disclosure Agreement

The Parties acknowledge that the provisions of this Agreement shall be publicly disclosed in its entirety.

11.2	Confidential Information

During the term of this Agreement and for a period of 12 (twelve) months after its termination, each Party agrees, and the Advisor shall procure that the Advisor’s Representative shall agree, to hold in strict confidence all information furnished to it as a result of the terms of this Agreement (collectively, “Confidential Information”). Subject to applicable law, any Party may disclose any Confidential Information to (x) any of its Representatives, and in the case of the Advisor to the Advisor’s Representative, and (y) any member of the NXP Group or its directors, management or advisers (collectively, “Authorised Recipients”). Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure by a Party, (ii) is or becomes available to a Party or the Advisor’s Representative on a non-confidential basis from a third party source (other than any other Party or its Representatives, the Advisor’s Representative or any Person described in clause (y) above), which source, to the best knowledge of such Party and/or the Advisor Representative (after reasonable inquiry), is not bound by a duty of confidentiality to any Party or their Representatives, the Advisor’s Representative or any Person described in clause (y) above In respect of such Confidential Information or (iii) is independently developed by a Party or the Advisor’s Representative. If a Party, the Advisor’s Representative or any Authorized Recipients is

M8740733/3/20465599	8 / 13

required by law or regulation or any legal or judicial process to disclose any Confidential Information, or disclosure of Confidential Information is requested by any governmental authority having authority over such Party and/or the Advisor’s Representative, such Party and/or the Advisor’s Representative, as applicable, shall promptly notify NXP and the Parties of such requirement so that NXP may at its own expense oppose such requirement or seek a protective order and request confidential treatment thereof. If such Party, the Advisor’s Representative and/or an Authorised Recipient is nonetheless required, or such a request nonetheless remains outstanding, to disclose any such Confidential Information, such Party, the Advisor’s Representative or the Authorised Recipient may disclose such portion of such Confidential Information without liability hereunder.

11.3	Insider trading regulation

NXP will designate the Advisor and the Advisor’s Representative as a Designated Person within the meaning of the Company’s insider trading regulation and the Designated Person will adhere to the provisions contained therein.

12	MISCELLANEOUS

12.1	Further Assurances

The Parties will sign such further documents, cause such further meetings to be held, adopt such resolutions and do and perform and cause to be done such further acts and things as may be necessary in order to give full effect to this Agreement and every provision hereof.

12.2	Specific Performance

Each Party acknowledges and agrees that money damages would not be a sufficient remedy for any breach of the provisions of this Agreement. In the event of a breach of this Agreement by a Party and/or the Advisor’s Representative which breach threatens irreparable harm to any other Party and/or the Advisor’s Representative, such non-breaching party may seek specific enforcement or injunctive relief from any court of competent jurisdiction, which remedies shall not limit, but shall be in addition to, all other remedies that the non-breaching Parties, and/or the Advisor’s Representative, may have at law or in equity.

12.3	Severability

Should any provision of this Agreement be invalid or unenforceable, in whole or in part, or should any provision later become invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement which shall not be affected and shall remain in full force and effect.

12.4	Conflicts or Inconsistencies

In all events, this Agreement will govern and prevail as among the Parties in the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the NXP Organisational Documents or any other member of the NXP Group.

M8740733/3/20465599	9 / 13

12.5	Notices

Any notices or other communications required or permitted hereunder to a Party and/or the Advisor’s Representative shall be sufficiently given if in writing and either (i) personally delivered, (ii) sent by registered or certified mail, return receipt requested, postage prepaid, (iii) sent by overnight delivery service such as DHL, (iv) sent by facsimile transmission or electronic mail, with verbal or electronic confirmation of receipt, and addressed (x) for the Parties and/or the Advisor’s Representative. All such notices and other communications shall be deemed to have been given and received (i) if by personal delivery, on the day of such delivery; (ii) if by registered or certified mail, on the 7th (seventh) day after the mailing thereof, (iii) if by overnight delivery service such as DHL, on the next business day; and (iv) if by facsimile transmission or electronic mail, on the day that verbal or electronic confirmation of receipt by the recipient is obtained from the recipient.

12.6	Assignment

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as approved in writing, no Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, without the prior written consent of the other Parties

12.7	Waiver; Amendment

Except as specifically provided in this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or In the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by law.

12.8	No Recourse

Only the Parties shall have any obligation or liability under this Agreement. Notwithstanding anything that may be expressed or implied in this Agreement, no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future Representative of any Party or any current or future direct or indirect shareholder, member, general or limited partner or other beneficial owner of any Party or any of their respective Representatives, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any such Person for any obligation of any Party under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

12.9	Several Obligations

Unless specifically stated otherwise, the obligations of each of the Parties under this Agreement shall be several and not joint.

M8740733/3/20465599	10 / 13

12.10	Third Parties

With the exception of the Advisor’s Representative, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party hereto nor create or establish any third party beneficiary hereto.

12.11	Entire Agreement

This Agreement represents the entire understanding and agreement of the Parties and supersede any prior agreements, understandings and arrangements (whether written or oral) among the Parties with respect to the subject matter.

12.12	Applicable Law

This Agreement shall be governed by and shall be construed in accordance with the laws of the Netherlands.

12.13	Arbitration

Subject to the provision of Article 12.12, each Party hereby irrevocably agrees to submit any dispute, controversy or claim arising out of or relating to the interruption, validity or breach (including remedies in respect of such breach) of this Agreement or any instruments executed by the Parties in connection therewith to arbitration in Amsterdam, the Netherlands to be conducted in accordance with the then-existing international arbitration rules of the International Chamber of Commerce. In resolving any dispute, controversy or claim, the Parties intend that Dutch law applies, without regard to the conflicts of laws principles thereof. The Parties agree that the arbitration proceedings will be conducted before 3 (three) arbitrators to be chosen in accordance with the rules of the Dutch Arbitration Institute (Nederlands Arbitrage Instituut) in English. Arbitrators will rule in strict accordance with the law (“naar de regelen des rechtg”). The arbitral award will be final, binding and non-appealable.

12.14	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement as of the date first above written.

[Signature pages to follow]

M8740733/3/20465599	11 / 13

NXP SEMICONDUCTORS N.V.

Name:	Name:
Title:	Title:
Date:	Date:

ALPINVEST PARTNERS BEHEER 2006 B.V.

Duly represented by Alplnvest Partners N.V., its managing director

Name:	Name:
Title:	Title:
Date:	Date:

ALPINVEST PARTNERS CSI 2006 LION C.V.

Duly represented by Alplnvest Partners Beheer 2006 B.V., its general partner, in its turn represented by Alplnvest
Partners N.V., its managing director

Name:	Name:
Title:	Title:
Date:	Date:

M8740733/3/20465599	12 / 13

ALPINVEST PARTNERS LATER STAGE IIA- LION C.V.

Duly represented by Alplnvest Partners Beheer 2006 B.V., its general partner, in its turn represented by Alplnvest
Partners N.V., its managing director

Name:	Name:
Title:	Title:
Date:	Date:

M8740733/3/20465599	13 / 13

SCHEDULE 8

CO-INVESTMENT SHARE ALLOCATION

Investor	Allocation Percentage Shares held by NXP Co-Investment Partners L.P through Co- Invest LuxCo
Apax	6.909%
Bain	27.635%
KKR	43.348%
SLP	22.108%

SCHEDULE 9

ADDRESSES AND FAX NUMBERS FOR NOTICES

If to AlpInvest Parties:

c/o AlpInvest Partners N.V.

Jachthavenweg 118

1081 KJ Amsterdam, The Netherlands

Attention: Erik Thyssen

Tel: + 31 (0) 20 540 7620

Fax: + 31 (0) 20 540 7502

Email: erik.thyssen@alpinvest.com

With a copy to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Apax Parties:

c/o Apax Partners LLP

33 Jermyn Street

London SW1Y 6DN, the United Kingdom

Attention: Sharon Ferreira

Tel: +44 (0)20 7666 6592

Fax: +44 (0)20 7666 6577

Email: sharon.ferreira@apax.com

With a copy to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Bain Capital Parties:

c/o Bain Capital TDL

Devonshire House 6th Floor

Mayfair Place

London W1J 8AJ, the United Kingdom

Attention: Michel Plantevin

Tel: +44 20 7514 5252

Fax: +44 20 7514 5250

Email: mplantevin@baincapital.com

With a copy to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to the Co-Invest Parties:

c/o Avega Services (Luxembourg) S.à r.l.

61 rue de Rollingergrund

L-2440 Luxembourg, Luxembourg

Attention: Wolfgang Zettel

Tel: +352 246 943 28

Fax: +352 246 943 70

E-Mail: wolfgang.zettel@avega.lu

With a copy:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to LuxCo

KASLION S.a r.l.

61 rue de Rollingergrund

L-2440 Luxembourg, Luxembourg

Attention: Wolfgang Zettel

Tel: +352 246 943 28

Fax: +352 246 943 70

E-Mail: wolfgang.zettel@avega.lu

With a copy to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to DutchCo

Kaslion Holding B.V

Frederik Roeskestraat 123 1Hg

1076 EE Amsterdam, The Netherlands

Attention: Irene Henry

Tel: +31 20577 1158

Fax: +31 20577 1188

E-Mail: irene.henry@atcgroup.com

With a copy to

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to KKR Parties:

c/o Kohlberg Kravis Roberts & Co. Limited

Stirling Square

7 Carlton Gardens

London SW1Y 5AD, the United Kingdom

Attention: Johannes Huth

Tel: + 44 20 7839 9800

Fax: + 44 20 7839 9801

Email: huthj@kkr.com

With a copy to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Philips:

Koninklijke Philips Electronics N.V.

Amstelplein 2,

1096 BC Amsterdam, The Netherlands

Attention: Eric Coutinho

Tel: +31 20 59 77232

Fax: +31 20 59 77150

Email: eric.coutinho@philips.com

With a copy to:

Arne Grimme

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1070 AB Amsterdam

Tel +31 20 577 1421

Fax +31 20 577 1775

Email: arne.grimme@debrauw.com

and

Andrew D. Soussloff,

Sullivan & Cromwell LLP

125 Broad St.

New York, New York 10004 USA

Tel: +1 212 558 3681

Fax +1 212 291 9147

Email: soussloffa@sullcrom.com

If to Silver Lake Parties:

Silver Lake Management Company, L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attn: Egon Durban

Tel: +1 650 233 8120

Fax: +1 650 233 8125

E-mail: Egon.Durban@silverlake.com

With a copy to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to the Management Foundation:

C/o NXP Semiconductors N.V.

High Tech Campus 60

5656AG Eindhoven, The Netherlands

Attention: Guido Dierick

Tel: +31 (0) 40 272 9233

Fax: +31 (0) 40 272 9658

Email: guido.dierick@nxp.com

With a copy to:

Arne Grimme

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1070 AB Amsterdam

Tel +31 20 577 1421

Fax +31 20 577 1775

Email: arne.grimme@debrauw.com

Execution Pages

[To be inserted]

ALPINVEST PARTNERS CSI 2006 LION C.V.

By:	AlpInvest Partners Beheer 2006 B.V., its general partner

By:	AlpInvest Partners N.V., its managing director

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.

By:	AlpInvest Partners Beheer 2006 B.V., its general partner

By:	AlpInvest Partners N.V., its managing director

For and on behalf of Apax Partners Europe Managers Limited as Manager of

APAX NXP VI A L.P.

For and on behalf of Apax Partners Europe Managers Limited as Manager of

APAX NXP VI 1 L.P.

For and on behalf of Apax Partners Europe Managers Limited as Manager of

APAX NXP V A L.P.

For and on behalf of Apax Partners Europe Managers Limited as Manager of

APAX NXP V B-2 L.P.

APAX NXP US VII, L.P.

By:	Apax US GP, L.P., its general partner

By:	Apax US VII GP, Ltd, its general partner

By:
Name:
Title:

MERIDIAN HOLDING S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

For and on behalf of Apax Partners Europe Managers Limited as Manager of

APAX NXP V B-2 L.P.

By:	By:
Name:	Name:
Title:	Title:

APAX NXP US VII, L.P.

By:	Apax US GP, L.P., its general partner

By:	Apax US VII GP, Ltd, its general partner

By:
Name:
Title:

MERIDIAN HOLDING S.A R.L.

By:
Name:	Geoffrey Henry
Title:	class A manager

By:
Name:	Andrew Guille
Title:	class B manager

BAIN CAPITAL LION HOLDINGS L.P.

By:	Bain Capital Investors, LLC, its partner

By:
Name:
Title:

BAIN CAPITAL FUND IX, L.P.

By:	Bain Capital Partners IX, L.P., its general partner

By:	Bain Capital Investors LLC, its general partner

By:
Name:
Title:

BAIN PUMBAA LUXCO S.A R.L.

By:
Name:
Title

By:
Name:
Title:

BAIN CAPITAL LION HOLDINGS L.P.

By:	Bain Capital Investors, LLC, its general partner

By:
Name:
Title:

BAIN CAPITAL FUND IX, L.P.

By:	Bain Capital Partners IX, L.P., its general partner

By:	Bain Capital Investors LLC, its general partner

By:
Name:
Title:

BAIN PUMBAA LUXCO S.A R.L.

By:
Name:	Ailbhe Jennings
Title:	Manager

By:
Name:
Title:

KKR NXP (2006) LIMITED

By:
Name:	William J. Janetschek
Title:	Director

KKR NXP (EUROPEAN II) LIMITED

By:
Name:	William J. Janetschek
Title:	Director

KKR NXP (MILLENIUM) LIMITED

By:
Name:	William J. Janetschek
Title:	Director

KKR ASSOCIATES EUROPE II LIMITED PARTNERSHIP

By:	KKR Europe II Limited, its general partner

By:
Name:	William J. Janetschek
Title:	Director

KKR NXP INVESTOR S.A R.L.

By:
Name:	Wolfgang Zettel
Title:	-Manager-

By:
Name:	Stefan LAMBERT
Title:	Manager

SLTI II CAYMAN NXP, L.P.

By:	Silver Lake (Offshore) AIV GP II, Ltd., its General Partner

By:
Name:	James A. Davidson
Title:	Director

SLP II CAYMAN NXP, LTD.

By:
Name:	James A. Davidson
Title:	Director

SL II NXP S.A R.L.

By:
Name:	James A. Davidson
Title:	Manager

By:
Name:	Wolfgang Zettel
Title:	-Manager-

NXP CO-INVESTMENT PARTNERS, L.P.

By:	NXP Co-Investment GP Ltd., its General Partner

By:
Name:
Title:

By:
Name:
Title:

NXP CO-INVESTMENT INVESTOR S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

NXP CO-INVESTMENT PARTNERS, L.P.

By:	NXP Co-Investment GP Ltd., its General Partner

By:
Name:
Title:

By:
Name:
Title:

NXP CO-INVESTMENT INVESTOR S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

NXP CO-INVESTMENT PARTNERS, L.P.

By:	NXP Co-Investment GP Ltd., its General Partner

By:
Name:
Title:

By:
Name:
Title:

NXP CO-INVESTMENT INVESTOR S.A R.L.

By:
Name:	Wolfgang Zettel
Title:	-Manager-

By:
Name:	Stefan LAMBERT
Title:	Manager

KASLION S.A R.L.

By:
Name:	A. Jennings
Title:	Manager

By:
Name:
Title:

KASLION S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

KASLION HOLDING B.V.

By:
Name:	ATC Management B.V.
Title:	Director

By:	P.A.C. Hallebeek and J.H. Scholts

Title:	Proxy holder A and Director

By:
Name:	W. M. Zettel
Title:	Director

KASLION HOLDING B.V.

By:
Name:	ATC Management B.V.
Title:	Director

By:	P.A.C. Hallebeek and J.H. Scholts

Title:	Proxy holder A and Director

By:
Name:	W. M. Zettel
Title:	Director

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:
Name:
Title:

By:
Name:
Title:

STICHTING MANAGEMENT CO-INVESTMENT NXP

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT 3

REGISTRATION RIGHTS AGREEMENT

by and among

ALPINVEST PARTNERS CSI 2006 LION C.V.,

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.,

MERIDIAN HOLDING S.A R.L.,

BAIN PUMBAA LUXCO S.A R.L.,

KKR NXP INVESTOR S.A R.L.,

NXP CO-INVESTMENT INVESTOR SARL.

SL II NXP S.A R.L.,

KONINKLIJKE PHILIPS ELECTRONICS N.V.,

STICHTING MANAGEMENT CO-INVESTMENT NXP,

THE HEDGE FUND PARTIES

and

NXP SEMICONDUCTORS N.V.

Dated as of August 5, 2010

- i -

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of August 5, 2010 (this “Agreement”), is by and among AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.a r.l., Bain Pumbaa LuxCo S.a r.l., NXP Co-Investment Investor S.a r.l., KKR NXP Investor S.a r.l., SL II NXP S.a r.l. , Koninklijke Philips Electronics N.V. (“Philips”) and Stichting Management Co-Investment NXP (collectively, the “Principal Investors”), the Hedge Fund Parties (as defined below in Section 1.1) and NXP Semiconductors N.V., a limited liability company organized under the laws of The Netherlands (together with its successors and permitted assigns, the “Company”).

RECITALS

WHEREAS, the Company desires to sell shares of its common stock, par value €0.20 per share (the “Common Shares”), to the public in an initial public offering;

WHEREAS, in connection with the IPO, the parties wish to provide for certain registration rights relating to the Common Shares;

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified.

“Board” or “Board of Directors” means the Board of Directors of the Company except where the context otherwise requires.

“Business Day” means any day other than a Saturday, Sunday or day when commercial banks in New York City are permitted or required by law to be closed for the conduct of regular banking business.

“Common Shares” has the meaning set forth in the recitals.

“Covered Person” has the meaning set forth in Section 2.9(a).

“Demand Notice” means a written request by any Holder to the Company for registration of any Registrable Securities in accordance with Section 2.2(a) or (b).

“Demand Registration” means any registration of Registrable Securities under the Securities Act requested by a Holder in accordance with Section 2.2(a) or (b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the U.S. Financial Industry Regulatory Authority.

“Hedge Funds Agreement” means the Hedge Funds Agreement by and among certain of the Principal Investors and each of the Hedge Fund Parties dated August 5, 2010.

“Hedge Fund Parties” means Kings Road Holdings IV, L.P.; NXP Co-Investment Partners II, L.P.; NXP Co-Investment Partners III, L.P.; NXP Co-Investment Partners IV, L.P.; OZ NXP Investment Ltd; TCW/NXP Co-Investment Partners IV, L.P.; TCW/NXP Co-Investment Partners IVB, L.P.; NXP Co-Investment Partners VII, L.P. and NXP Co-Investment Partners VIII, L.P.; provided, that all Registrable Securities held by OZ NXP Investment Ltd., NXP Co-Investment Partners IV, L.P. (and any of their respective Affiliates to whom such Hedge Fund Parties assign their rights in accordance with Section 3.6) (collectively, the Och Ziff Hedge Funds), shall be aggregated for purposes of determining the applicable Sale Quotient with respect to any such Och Ziff Hedge Fund with the same effect as if all such Och Ziff Hedge Funds were treated as a single Hedge Fund Party for that purpose.

“Holdback Period” means, (i) with respect to the IPO, 180 days after and during the 7 days before, (ii) with respect to any registered offering other than the IPO, 90 days after and during the 7 days before, the effective date of the related Registration Statement and (iii) with respect to a takedown from a registration filed pursuant to a Short-Form Registration Statement, upon reasonable notice from the Company of the commencement of such takedown, 90 days after and during the 7 days before the date of the prospectus supplement, or such shorter period as the managing underwriter(s) may permit.

“Holders” means the Principal Investors, the Philips Parties, Stichting Management Co-Investment NXP and any other holders of outstanding Registrable Securities to whom the benefits of this Agreement shall have been validly assigned, but Holders does not include the Hedge Fund Parties.

“Holders’ Counsel” means with respect to any Registration Statement, counsel selected by the Holders of a majority of the Registrable Securities to be registered pursuant to that Registration Statement.

“Investors Committee” has the meaning set forth in the Shareholders Agreement.

“IPO” means the initial underwritten public offering of Common Shares pursuant to a Registration Statement filed in accordance with the Securities Act.

“IPO Date” means the date of the first prospectus filed with the SEC with respect to the IPO that discloses the final public offering price.

“Long-Form Registration” means registration under the Securities Act on Form F-1 or S-1 or any successor or similar form of registration statement that is not a Shelf Registration Statement.

“Material Disclosure Event” means, as of any date of determination, any pending or imminent event relating to the Company or any of its subsidiaries that the Board reasonably determines in good faith, after consultation with outside counsel to the Company, (i) would require disclosure of material, non-public information relating to such event in any Registration Statement under which Registrable Securities may be offered and sold (including documents incorporated by reference therein) in order that such Registration Statement would not be materially misleading, (ii) would not otherwise be required to be publicly disclosed by the Company at that time in a periodic report to be filed with or furnished to the SEC under the Exchange Act but for the filing of such Registration Statement and (iii) if publicly disclosed at the time of such event, would reasonably be expected to have a material adverse effect on the business, financial condition, prospects or results of operations of the Company or any of its subsidiaries or would materially adversely affect a pending or proposed material acquisition, merger, acquisition, financing or similar transaction, or negotiations with respect thereto.

“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organization, trust, union, association or any U.S. or non-U.S. government, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, judicial or arbitral body or other similar authority.

“Philips” has the meaning set forth in the preamble.

“Philips Parties” means the “Philips Parties,” as such term is defined in the Shareholders Agreement (other than Philips).

“Piggyback Registration” means any registration of Registrable Securities under the Securities Act requested by a Holder in accordance with Section 2.3.

“Principal Investors” has the meaning set forth in the preamble.

“register,” “registered” and “registration” refers to a registration made effective by preparing and filing a Registration Statement with the SEC in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which Holders notify the Company of their intention to offer Registrable Securities.

“Registration Expenses” has the meaning set forth in Section 2.6.

“Registrable Securities” means (i) all Common Shares, (ii) any other stock or securities that the Holders of the Common Shares or Hedge Fund Parties holding Common Shares may be entitled to receive, or will have received pursuant to such Holders’ or Hedge Fund Parties’ ownership of the Common Shares, in lieu of or in addition to Common Shares, or (iii) any equity securities issued or issuable directly or indirectly with respect to any of the securities referred to in the foregoing clauses (i) or (ii) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (A) they have been effectively registered or qualified for sale by a prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement or (B) they have been sold to the public pursuant to Rule 144 without volume or other limitations such that, after any such transfer referred to in this clause (B), such securities thereafter may be freely transferred without restriction under the Securities Act.

“Registration Statement” means the prospectus and other documents filed with the SEC to effect a registration under the Securities Act.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act, and any successor provision thereto.

“Rule 415” means Rule 415 promulgated by the SEC under the Securities Act, and any successor provision thereto.

“Sale Quotient” means, for any selling security holder in a registered offering hereunder, (i) the number of Registrable Securities to be sold by that selling security holder in the registered offering, divided by (ii) the total number of Registrable Securities owned by that selling security holder; provided, that for the purposes of this clause (ii), the number of Registrable Securities owned by a Hedge Fund Party shall exclude any such Registrable Securities that were acquired in or after the IPO.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

“Shareholders Agreement” means the Shareholders Agreement by and among, among others, the Principal Investors dated August 5, 2010.

“Shelf Period” has the meaning set forth in Section 2.1(b).

“Shelf Registration Statement” means a Registration Statement that contemplates offers and sales of securities pursuant to Rule 415.

“Shares Available for Registered Sale” means, with respect to any Hedge Fund Party, (x) for the 6-month period beginning on the IPO Date through but excluding the date (the “Six Month Anniversary Date”) that is 6 months after the IPO Date, 100% of the Registrable Securities held by such Hedge Fund Party as of the date (the “Reference Date”) immediately preceding the IPO Date, (y) for the 3-month period beginning on the Six Month Anniversary Date through but excluding the date (the “Nine Month Anniversary Date”) that is 9 months after the IPO Date, 75% of the Registrable Securities held by such Hedge Fund Party as of the Reference Date, and (z) for the 3-month period beginning on the Nine Month Anniversary Date through and including the date that is 12 months after the IPO Date, 50% of the Registrable Securities held by such Hedge Fund Party as of the Reference Date. Under no circumstance will Shares Available for Registered Sale include any Common Shares or other securities acquired by a Hedge Fund Party in or after the IPO.

“Short-Form Registration” means registration under the Securities Act on Form F-3 or S-3 or any successor or similar form of registration statement.

“Suspension” has the meaning set forth in Section 2.8.

“Underwritten Offering” means a firm commitment underwritten public offering pursuant to an effective Registration Statement.

“Value” when used in respect of Registrable Securities means as of any date (i) for Common Shares, the last reported sale price per share on the most recent trading day prior to such date on the principal securities exchange or market on which they are traded and (ii) for any other securities (and for the Common Shares if they are no longer so traded), the fair value thereof as determined in good faith by the Holders seeking registration of such Registrable Securities.

Section 1.2. Interpretation.

(a) When a reference is made in this Agreement to an Article or a Section hereof, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

(b) “hereto”, “hereunder”, “herein”, “hereof” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f) References to a Person are also to its permitted successors and assigns.

(g) The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1. Mandatory Shelf Registration.

(a) Filing. Immediately following the first anniversary of the IPO Date, the Company shall file with the SEC a Shelf Registration Statement relating to the offer and sale of all Registrable Securities by any Holders thereof from time to time in accordance with the methods of distribution elected by such Holders and set forth in the Shelf Registration Statement and, as promptly as practicable thereafter, shall use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act. The Company will pay all Registration Expenses incurred in connection with a Shelf Registration Statement pursuant to this Section 2.1.

(b) Continued Effectiveness. The Company shall use its best efforts to keep such Shelf Registration Statement (or a replacement Shelf Registration Statement) continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the earlier of (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement and (ii) the date as of which each of the Holders is permitted to sell its Registrable Securities without registration pursuant to Rule 144 under the Securities Act without volume limitations or other restrictions on transfer thereunder (such period of effectiveness, the “Shelf Period”). The Company shall not be deemed to have used its best efforts to keep the Shelf Registration Statement effective during the Shelf Period if the Company voluntarily takes any action, other than actions that could cause Section 2.8 to apply, or omits to take any action that would result in Holders of the Registrable Securities covered thereby not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement (or a replacement Shelf Registration Statement) during the Shelf Period, unless such action or omission is required by applicable law.

(c) Underwritten Offering. If the Holders of not less than a majority of any Registrable Securities included in any offering pursuant to such Shelf Registration Statement so elect, such offering of Registrable Securities shall be in the form of an Underwritten Offering, and promptly upon request by the Holders the Company shall amend or supplement the Shelf Registration Statement for such purpose; provided, that the Company will not be required to effect such Underwritten Offering unless the aggregate Value as of the date of such election of the Registrable Securities to be included in such Underwritten Offering is at least $250 million. If the Holders of such Registrable Securities included in such Underwritten Offering do not agree on the selection of the underwriter(s) to administer such offering, the Investors Committee shall select the underwriter(s) to administer such offering. If the managing underwriter(s) of such proposed Underwritten Offering advise the Holders in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the number of Registrable Securities to be included in such Underwritten Offering shall be allocated pro rata based on the number of Registrable Securities owned by each Holder, in each case to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by the managing underwriter(s).

(d) Sales by a Principal Investor or Philips Party. Each Principal Investor and each Philips Party shall be entitled to make offers and sales under the Shelf Registration Statement referred to in clause (b) of this Section 2.1 from time to time and at such times at they shall determine, so long as such sales shall be permitted pursuant to Articles 6.2.1 and 6.3.1 of the Shareholders Agreement. The Company shall use its commercially reasonable efforts to facilitate sales under this Section 2.1(d).

Section 2.2. Demand Registrations.

(a) Long-Form Registration. Subject to any applicable underwriter lock-ups, any Holder may make a written request to the Company for a Long-Form Registration of Registrable Securities held by such Holder (i) on or at any time after the 180th day after the IPO Date and prior to the first anniversary of the IPO Date and (ii) if there is no then-currently effective Shelf Registration Statement on file with the SEC, on or at any time after the first anniversary of the IPO Date. Each Demand Notice for a Long-Form Registration shall specify the kind and aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof. Promptly after its receipt of a Demand Notice for a Long-Form Registration (but in any event within 10 days), the Company will give written notice of such request to all other Holders and, if the Demand Notice is given within 12 months after the IPO Date, to the Hedge Fund Parties. Within 30 days after the date the Company has given the Holders (and, if applicable, the Hedge Fund Parties) notice of the Demand Notice (unless the Registration Statement relating to such Demand Notice would be required to include audited financial statements of the Company that are not currently available, in which case, promptly after such audited financial statements are prepared and ready to be filed with the SEC), the Company shall register, in accordance with this Agreement, all Registrable Securities that have been requested to be registered in the Demand Notice and that have been requested by any other Holders or Hedge Fund Parties by written notice to the Company; provided, that (i) the Company will not be required to effect a Long-Form Registration unless the aggregate Value as of the date of the applicable Demand Notice of the Registrable Securities to be registered at the request of all Holders in connection with the Demand Notice is at least $250 million (including, for this purpose, any held by Hedge Fund Parties that are to be included in the registration), and (ii) the Company will not be required to register any Registrable Securities owned by Hedge Fund Parties if the Long-Form Registration will not become effective until after the date that is 12 months following the IPO Date. The Company will pay all Registration Expenses incurred in connection with any registration pursuant to this Section 2.2.

(b) Short-Form Registration. The Company shall use its best efforts to ensure that, at all times after the first anniversary of the IPO Date, it will satisfy the “registrant requirements” applicable to the use of Short-Form Registration. Any Holder may make a written request to the Company for a Short-Form Registration of Registrable Securities held by such Holder on or at any time after the first anniversary of the IPO Date if there is no then-currently effective Shelf Registration Statement on file with the SEC. Unless otherwise specified by the requesting Holder, any such Short-Form

Registration shall be a Shelf Registration Statement and, if permitted under the Securities Act, shall be automatically effective upon filing. Each Demand Notice for a Short-Form Registration shall specify the kind and aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof. Promptly after its receipt of a Demand Notice for a Short-Form Registration (but in any event within 10 days), the Company will give written notice of such request to all other Holders and, if the Demand Notice is given within 12 months after the IPO Date, to the Hedge Fund Parties. Within 30 days after the date the Company has given the Holders (and, if applicable, the Hedge Fund Parties) notice of the Demand Notice (unless the Registration Statement relating to such Demand Notice would be required to include audited financial statements of the Company that are not currently available, in which case, promptly after such audited financial statements are prepared and ready to be filed with the SEC), the Company shall register, in accordance with this Agreement, all Registrable Securities that have been requested to be registered in the Demand Notice and that have been requested by any other Holders or Hedge Fund Parties by written notice to the Company; provided, that the Company will not be required to effect a Short-Form Registration (i) within 90 days after the effective date of any Registration Statement of the Company filed in response to a Demand Notice hereunder and (ii) unless the aggregate Value as of the date of the applicable Demand Notice of Registrable Securities of the Holders that have requested Registrable Securities to be registered in such Demand Notice is at least $250 million (including, for this purpose, any held by Hedge Fund Parties that are to be included in the registration) and further provided, that the Company shall not be required to include any Registrable Securities owned by Hedge Fund Parties if the Short-Form Registration will not become effective until a date that is 12 months or more after the IPO Date. The Company will pay all Registration Expenses incurred in connection with any Short-Form Registration.

(c) Limitations on Demand Registrations; Withdrawal. Subject to Section 2.2(a) and (b), any Holder will be entitled to request an unlimited number of Demand Registrations. Any Holder shall be entitled to participate in a Demand Registration initiated by any other Holder. The Company will not be obligated to effect more than one Demand Registration (other than Short-Form Registrations) in any six-month period. A Holder may withdraw its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Registration Statement. Upon receipt of notices from all Holders to such effect, the Company shall cease all efforts to seek effectiveness of the applicable Registration Statement.

(d) Underwritten Offering. Unless otherwise specified in the applicable Demand Notice, any offering of Registrable Securities pursuant to a Demand Registration shall be an Underwritten Offering. Any offering of Registrable Securities pursuant to a Shelf Registration Statement may, at the election of the Holders of a majority of the Registrable Securities to be included in the offering, be an Underwritten Offering. The Holders of the Registrable Securities included in any Underwritten Offering effected pursuant to a Demand Registration shall have the right to select the underwriter(s) for such offering, provided that if such Holders do not agree on the selection of the underwriter(s), the Investors Committee shall select the underwriter(s) to administer such offering. Subject to Section 2.2(e), all Holders of Registrable Securities included in any Demand Registration shall be entitled to participate in any Underwritten Offering effected pursuant to that Demand Registration, on the same terms and conditions as any other selling Holder. If the managing underwriter(s) for any such Underwritten Offering advise the selling Holders that, in connection with a Demand Registration, in the opinion of such managing underwriter(s), it is of material importance to the success of such proposed offering that the offering be effected pursuant to a Long-Form Registration or that the Registration Statement include information not required to be included in a Short Form Registration, then the Company will effect a Long-Form Registration or supplement or replace the prospectus included in the Registration Statement for the Short-Form Registration as requested by such managing underwriter(s).

(e) Priority on Demand Registration. If a Demand Registration is an Underwritten Offering and the managing underwriter(s) of such proposed Underwritten Offering advise(s) the Holders and the Hedge Fund Parties in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the number of securities to be included in such Underwritten Offering shall be reduced in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder other than the Holders and the Hedge Fund Parties; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company; and finally, the number of Registrable Securities of any Holders and Hedge Fund Parties that have been requested to be included therein shall be reduced, pro rata based on the number of Registrable Securities owned by each such Holder and Hedge Fund Party, in each case to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter(s).

(f) Other Securities. In any registration requested pursuant to this Section 2.2, the Company shall not include in any Demand Registration any securities owned by any Person (including the Company) other than a Holder or a Hedge Fund Party without the prior written consent of the Holders of a majority of the Registrable Securities that Holders have requested be included in such registration.

Section 2.3. Piggyback Registrations.

(a) Piggyback Request. Whenever the Company proposes to register any of its securities under the Securities Act or equivalent non-U.S. securities laws (other than (i) in the IPO, (ii) pursuant to a Demand Registration, (iii) pursuant to a registration statement on Form F-4 or S-4 or any successor form or (iv) pursuant to a registration solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice to all Holders and, if the notice is given within 10 months and 15 days after the IPO Date, to the Hedge Fund Parties, of its intention to effect such a registration (but in no event less than 45 days prior to the proposed date of filing of the applicable Registration Statement) and, subject to Section 2.3(d) and Section 2.11, will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the date the Company’s notice is given to such Holders and Hedge Fund Parties (a “Piggyback Registration”). Any Holder or Hedge Fund Party that has made such a written request for inclusion may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company (and the managing underwriter(s), if any) on or before the fifth day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 2.3 prior to the effectiveness of such registration, whether or not any Holder or Hedge Fund Party has elected to include Registrable Securities in such registration, and, except for the obligation to pay or reimburse Registration Expenses, the Company will have no liability to any Holder or Hedge Fund Party in connection with such termination or withdrawal. There shall be no limitation on the number of Piggyback Registrations that the Company shall be required to effect under this Section 2.3.

(b) Underwritten Registration. If a Piggyback Registration is to provide for an Underwritten Offering, the Company shall advise the Holders and Hedge Fund Parties as part of the written notice given pursuant to Section 2.3(a). In such event, the right of any Holder and Hedge Fund Party to registration pursuant to Section 2.3(a) will be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s or Hedge Fund Party’s Registrable Securities in the underwriting, and each such Holder and Hedge Fund Party will (together with the Company and the other

Holders and Hedge Fund Parties distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting by the Company. If any Holder or Hedge Fund Party disapproves of the terms of the underwriting, such Holder or Hedge Fund Party may elect to withdraw therefrom in accordance with the provisions of Section 2.3(a).

(c) Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not such registration becomes effective or final.

(d) Priority of Piggyback Registrations. If the managing underwriter(s) advise(s) the Company and the Hedge Fund Parties and Holders of Registrable Securities in writing that, in its or their opinion, the number of securities requested to be included in any Underwritten Offering to be effected pursuant to a Piggyback Registration exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Underwritten Offering shall be reduced in the following order of priority: first, the Registrable Securities of any Holders and Hedge Fund Parties that have been requested to be included therein shall be excluded from the Underwritten Offering, pro rata based on the number of Registrable Securities owned by each Holder and Hedge Fund Party, and second, the number of securities to be sold for the account of the Company shall be reduced, in each case to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by the managing underwriter(s). No registration of Registrable Securities effected pursuant to a request under this Section 2.3 shall be deemed to have been effected pursuant to Sections 2.1 or 2.2 or shall relieve the Company of its obligations under Sections 2.1 or 2.2.

Section 2.4. Holdback Agreements. Each of the Company and the Holders agree that upon notice from the managing underwriter(s) in connection with any registration for an Underwritten Offering of the Company’s securities (other than pursuant to a registration statement on Form F-4 or S-4 or any similar successor form or pursuant to a registration solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the managing underwriter(s) during the Holdback Period; provided, that such restrictions shall not apply to (i) securities acquired by a Holder in the public market subsequent to the IPO, (ii) distributions-in-kind to a Holder’s limited or other partners, members or other equity holders or (iii) transfers by a Holder to one or more of its Affiliates if such Affiliates agree to be bound by the restrictions herein or, in the case of Philips, to a Permitted Philips Transferee (as such term is defined in the Shareholders Agreement). The managing underwriter(s) shall be required to agree as a condition to obtaining such commitments that any discretionary waiver or termination granted by the managing underwriter(s) in respect of any contractual restrictions imposed pursuant to the foregoing provisions shall be granted to all Holders on equal terms. Notwithstanding the foregoing, no holdback agreements of the type contemplated by this Section 2.4 shall be required of Holders (i) unless each of the Company’s directors, executive officers and holders of 5% or more of the outstanding Common Shares agrees to be bound by a substantially identical holdback agreement for at least the same period of time; or (ii) that restricts the offering or sale of Registrable Securities pursuant to a Demand Registration not effected pursuant to a Shelf Registration Statement; or (iii) that restricts the offering or sale of Registrable Securities pursuant to any Demand Registration in an Underwritten Offering for which pricing occurs within 10 days after the applicable Registration Statement first becomes effective.

Section 2.5. Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall use its best efforts to effect and facilitate the registration, offering and sale of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as is practicable, and pursuant thereto the Company shall as expeditiously as possible:

(a) prepare and (within 30 days after the end of the 30-day period within which requests for registration may be given to the Company pursuant hereto) file with the SEC a Registration Statement with respect to such Registrable Securities, make all required filings with FINRA and thereafter (if the Registration Statement is not automatically effective upon filing) shall use its best efforts to cause such Registration Statement to become effective, provided that before filing a Registration Statement or any amendments or supplements thereto, the Company will furnish to Holders’ Counsel for such registration copies of all such documents proposed to be filed, which documents will be subject to review of such counsel at the Company’s expense, provided further that Holders’ Counsel for such registration shall forward such documents to the Holders and Hedge Fund Parties participating in such registration, give the Holders (and the Hedge Fund Parties to the extent named therein and only with respect thereto and with respect to the amount of Registrable Securities proposed to be sold by them) an opportunity to comment on such documents and keep such Holders and Hedge Fund Parties reasonably informed as to the registration process;

(b) (i) prepare and file with the SEC such amendments and supplements to any Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (A) not less than 6 months or, if such Registration Statement relates to an Underwritten Offering, such longer period as in the opinion of counsel for the managing underwriter(s) a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, or two years in the case of Shelf Registration Statements (or such shorter period ending on the date that the securities covered by such Shelf Registration Statement cease to constitute Registrable Securities) or (B) such shorter period when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act) and (ii) to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof as set forth in such Registration Statement;

(c) furnish to each seller of Registrable Securities such number of copies, without charge, of any Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d) use its best efforts to register or qualify any Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable such seller to consummate the disposition of the seller’s Registrable Securities in such jurisdictions (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e) use its best efforts to cause all Registrable Securities covered by any Registration Statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary or reasonably advisable in light of the business and operations of the Company to enable the seller(s) thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(f) promptly notify each seller of such Registrable Securities and Holders’ Counsel, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made and, as promptly as practicable, prepare and furnish to such seller(s) a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(g) notify each seller of any Registrable Securities covered by any Registration Statement and Holders’ Counsel (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any written comments by the SEC or of any request by the SEC for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, and (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for any of such purposes;

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities to be listed on whichever of the New York Stock Exchange or the NASDAQ Stock Market, as shall be selected by the Company;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement, and, if required, obtain a CUSIP number for such Registrable Securities not later than such effective date;

(j) enter into such customary agreements (including underwriting agreements with customary provisions in such forms as may be requested by the managing underwriter(s)) and take all such other actions as a majority of the Holders or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a share split or a combination of shares);

(k) make available for inspection by any seller of Registrable Securities and Holders’ Counsel, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement and make senior management of the Company available for customary due diligence and drafting activity; provided, that any such Person gaining access to information or personnel pursuant to this Section 2.4(k) shall (i) reasonably cooperate with the Company to limit any resulting disruption to the Company’s business and (ii) agree to use reasonable efforts to protect the confidentiality of any information regarding the Company which the Company determines in good faith to be confidential, and of which determination such Person is notified, unless (A) the release of such information is requested or required (by deposition, interrogatory, requests for information or documents by a governmental entity, subpoena or similar process), (B) such information is or becomes publicly known without a breach of this agreement, (C) such information is or becomes available to such Person on a non-confidential basis from a source other than the Company or (D) such information is independently developed by such Person;

(l) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(m) in the case of an Underwritten Offering, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) or any seller of Registrable Securities reasonably request to be included therein, the purchase price being paid therefor by the underwriters and any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering, and promptly make all required filings of such prospectus supplement or post-effective amendment;

(n) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use every reasonable effort to promptly obtain the withdrawal of such order;

(o) make senior management of the Company available to assist to the extent requested by the managing underwriter(s) of any Underwritten Offering to be made pursuant to such registration in the marketing of the Registrable Securities to be sold in the Underwritten Offering, including the participation of such members of the Company’s senior management in “road show” presentations and other customary marketing activities, including “one-on-one” meetings with prospective purchasers of the Registrable Securities to be sold in the Underwritten Offering, and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto, in each case to the same extent as if the Company were engaged in a primary registered offering of its Common Shares;

(p) obtain all consents of independent public accountants required to be included in the Registration Statement and, in connection with each offering and sale of Registrable Securities, obtain one or more comfort letters, addressed to the underwriters and to the seller(s) of Registrable Securities, dated the effective date of the Registration Statement (and, in the case of each Underwritten Offering, dated the date of each closing under the underwriting agreement for such offering), signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the underwriters or the Holders of a majority of the Registrable Securities being sold in such offering reasonably request;

(q) provide all legal opinions from the Company’s outside counsel required to be included in the Registration Statement, and, in connection with each closing of a sale of Registrable Securities, provide legal opinions from the Company’s outside legal counsel, addressed to the underwriters and the Holders of the Registrable Securities being sold (and, if any Hedge Fund Parties are selling Registrable Securities in the offering, to such Hedge Fund Parties), dated the effective date of each Registration Statement and each amendment and supplement thereto (and, if such registration includes an

Underwritten Offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

(r) use its best efforts to take or cause to be taken all other actions, and do and cause to be done all other things necessary or reasonably advisable in the opinion of Holders’ Counsel to effect the registration, marketing and sale of such Registrable Securities.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to any Holder or Hedge Fund Party covered thereby by name, or otherwise identifies such Holder or Hedge Fund Party as the holder of any securities of the Company, without the consent of such Holder or Hedge Fund Party, as applicable, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law. The Company may require each Hedge Fund holding, and Holder of, Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Holder or Hedge Fund Party, as applicable, and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

Section 2.6. Registration Expenses. Whether or not any Registration Statement is filed or becomes effective, the Company shall pay directly or promptly reimburse all costs, fees and expenses incident to the Company’s performance of or compliance with this Agreement, including (i) all registration and filing fees, including FINRA filing fees, (ii) all fees and expenses associated with filings to be made with FINRA, any securities exchange or with any other governmental or quasi-governmental authority; (iii) all fees and expenses of compliance with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection therewith, (iv) all printing expenses (including expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is requested by the Holders or the managing underwriter(s), if any), (v) all “road show” expenses incurred in respect of any Underwritten Offering, including all costs of travel, lodging and meals, (vi) all messenger, telephone and delivery expenses, (vii) all fees and disbursements of counsel for the Company, (viii) all fees and disbursements of all independent certified public accountants of the Company (including expenses of any “cold comfort” letters required in connection with this Agreement) and all other persons retained by the Company in connection with such Registration Statement, (ix) all fees and disbursements of underwriters (other than Selling Expenses) customarily paid by the issuers or sellers of securities, (x) all other costs, fees and expenses incident to the Company’s performance or compliance with this Agreement and (xi) the fees and expenses of Holders’ Counsel (all such expenses, “Registration Expenses”). The Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review and the expenses of any liability insurance. All Selling Expenses will be borne by the holders of the securities so registered pro rata on the basis of the amount of proceeds from the sale of their shares so registered.

Section 2.7. Underwritten Offering. No Holder or Hedge Fund Party may participate in any registration hereunder that is underwritten unless such Holder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Person(s) entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s); provided, that no Holder or Hedge Fund Party will be required to sell more than the number of Registrable Securities that such Holder or Hedge Fund Party has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Holder’s or Hedge Fund Party’s failure to cooperate, will not constitute a breach by the Company of this Agreement); provided that no such Holder or Hedge Fund Party shall be required to make any representations or warranties in connection with any such registration other than representations and warranties as to (A) such Holder’s or Hedge Fund Party’s ownership of Registrable Securities to be transferred free and clear of all liens, claims, and encumbrances created by such Holder or Hedge Fund Party, (B) such Holder’s or Hedge Fund Party’s power and authority to effect such transfer, and (C) such matters pertaining to such Holder’s or Hedge Fund Party’s compliance with securities laws as reasonably may be requested; provided, further that any obligation of such Holder or Hedge Fund Party to indemnify any Person pursuant to any underwriting agreement shall be several, not joint and several, among such Holders and Hedge Fund Parties selling Registrable Securities, and such liability shall be limited to the net amount received by such Holder or Hedge Fund Party, as applicable, from the sale of Registrable Securities pursuant to such registration (which amounts shall include the amount of cash or the fair market value of any assets in exchange for the sale or exchange of such Registrable Securities or that are the subject of a distribution), and the relative liability of each such Holder and Hedge Fund Party shall be in proportion to such net amounts.

Section 2.8. Suspension of Registration. In the event of a Material Disclosure Event at the time of the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, the Company may, upon giving at least 10 days’ prior written notice of such action to the Holders and (if applicable) the Hedge Fund Parties, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (a “Suspension”); provided, however, that, the Company shall not be permitted to exercise a Suspension (i) more than once during any 12-month period, (ii) for a period exceeding 30 days on any one occasion, (iii) unless for the full period of the Suspension, the Company does not offer or sell securities for its own account, does not permit registered sales by any holder of its securities and prohibits offers and sales by its directors and officers, or (iv) at any time within seven days prior to the anticipated pricing of an Underwritten Offering pursuant to a Demand Registration or within 35 days after the pricing of such an Underwritten Offering. In the case of a Suspension, the Holders and (if applicable) the Hedge Fund Parties will suspend use of the applicable prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon receipt of the notice referred to above. In connection with a Demand Registration, prior to the termination of any Suspension, the Holder that made the Demand Notice will be entitled to withdraw its Demand Notice. Upon receipt of notices from all Holders of Registrable Securities included in such Registration Statement to such effect, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement. The Company shall immediately notify the Holders and (if applicable) the Hedge Fund Parties upon the termination of any Suspension, amend or supplement the applicable prospectus, if necessary, so it does not contain any untrue statement or omission and furnish to the Holders and any selling Hedge Fund Parties such numbers of copies of such prospectus as so amended or supplemented as the Holders and such selling Hedge Fund Parties may reasonably request. The Company agrees, if necessary, to supplement or make amendments to a Registration Statement, if required by the registration form used by the Company for the registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by the Holders of a majority of the Registrable Securities included in any offering pursuant to such Registration Statement. The Company will pay all Registration Expenses incurred in connection with any such suspended or aborted registration or prospectus.

Section 2.9. Indemnification.

(a) The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, each Holder, each Hedge Fund Party, any Person who is or might be deemed to be a controlling person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, their respective direct and indirect general and limited partners, advisory board members, directors, officers, trustees, managers, members, agents, Affiliates and shareholders, and each other Person, if any, who controls any such Holder, Hedge Fund Party or controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being referred to herein as a “Covered Person”) against, and pay and reimburse such Covered Persons for any losses, claims, damages, liabilities, joint or several, to which such Covered Person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, and the Company will pay and reimburse such Covered Persons for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, or in any application in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Covered Person expressly for use therein. In connection with an Underwritten Offering, the Company, if requested, will indemnify the underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Covered Persons and in such other manner as the underwriters may request in accordance with their standard practice.

(b) In connection with any Registration Statement in which a Holder or a Hedge Fund Party is participating, each such Holder and Hedge Fund Party will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and will indemnify and hold harmless the Company, its directors and officers, employees, agents and any Person who is or might be deemed to be a controlling person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages, liabilities, joint or several, to which such Holder or Hedge Fund Party or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such Holder or Hedge Fund Party, as applicable, expressly for use therein, and such Holder or Hedge Fund Party, as applicable, will reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided, that the obligation to indemnify and hold harmless will be individual and several to each Holder and Hedge Fund Party and will be limited to the net amount of proceeds received by such Holder or Hedge Fund Party, as applicable, from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such delay or failure). The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the indemnifying party’s expense, the defense of any such claim or proceeding, with counsel reasonably acceptable to such indemnified party; provided, that (i) any indemnified party shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim or fails to employs counsel reasonably satisfactory to such indemnified party or to pursue the defense of such claim in a reasonably vigorous manner or (C) the named parties to any proceeding (including impleaded parties) include both such indemnified and the indemnifying party, and such indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it that are inconsistent with those available to the indemnifying party or that a conflict of interest is likely to exist among such indemnified party and any other indemnified parties (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party); and (ii) subject to clause (C) above, the indemnifying party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firms of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. Whether or not the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action without the consent of the indemnified party. No indemnifying party shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation.

(d) If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder or Hedge Fund Party, as applicable, will be obligated to contribute pursuant to this Section 2.9(d) will be limited to an amount equal to the net proceeds to such Holder or Hedge Fund Party, as applicable, from the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder or Hedge Fund Party, as applicable, has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

Section 2.10. Rule 144. The Company shall use its reasonable best efforts to file in a timely fashion all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders or the Hedge Fund Parties may reasonably request, all to the extent required from time to time to enable the Holders or the Hedge Fund Parties, as applicable, to sell Registrable Securities without registration under the Securities Act pursuant to (i) Rule 144 (as such rule may be amended from time to time) or (ii) any similar rule or regulation hereafter adopted by the SEC. Promptly upon the request of a Holder or Hedge Fund Party, the Company will deliver to such Holder or Hedge Fund Party a written statement as to whether it has complied with such requirements.

Section 2.11. Participation by Hedge Fund Parties.

(a) The rights of the Hedge Fund Parties under this Agreement shall be limited as follows:

(i) the only securities that the Hedge Fund Parties shall be entitled hereunder to have registered for sale and subsequently sell are Shares Available for Registered Sale;

(ii) no Hedge Fund Party may participate in a registered offering hereunder after the first anniversary of the IPO Date;

(iii) no registered offering or sale of Registrable Securities hereunder by any Hedge Fund Party may be effected unless (x) at least one of the Principal Investors participates, and sells Registrable Securities, in the same offering as the Hedge Fund Party; (y) the Sale Quotient of any Hedge Fund Party in respect of such offering shall not exceed the highest Sale Quotient of any Holder in respect of the same offering and (z) the number of Registrable Securities proposed to be sold by any such Hedge Fund Party in connection with such registered offering, as of the date of the final prospectus to be used in connection with such offering, does not exceed the Hedge Fund’s Shares Available for Registered Sale as of that date; and

(iv) the Hedge Fund Parties shall not be entitled to initiate any registration or offering hereunder or to participate in the selection of the underwriters for any offering hereunder.

(b) Subject to the limitations set forth in Section 2.11(a), until the first anniversary of the IPO Date the following shall apply:

(i) Promptly after any Principal Investor elects to participate in a registered offering hereunder, and in any event within three Business Days thereafter, such Principal Investor (acting either for itself or on behalf of itself any other Principal Investors proposing to participate in such offering) shall provide written notice of such election to the Hedge Fund Parties.

(ii) Each of the Hedge Fund Parties shall promptly, and in any event within five Business Days after receipt of a notice described in clause (i), notify the Company and the Principal Investors whether it intends to participate in such registered offering and, subject to the limitations of Section 2.11(a), the number of Registrable Securities such Hedge Fund Party proposes to sell in such offering.

ARTICLE III

MISCELLANEOUS

Section 3.1. Term. This Agreement will be effective as of the closing of the IPO and will continue in effect thereafter until the earliest of (i) its termination by the consent of all parties hereto or their respective successors in interest, (ii) the date on which no Registrable Securities remain outstanding, (iii) the dissolution, liquidation or winding up of the Company and (iv) with respect to the Hedge Fund Parties, the date that is 12 months after the IPO Date.

Section 3.2. Facilitation of Sale. The Company shall take all actions necessary (and shall direct its transfer agent, registrar and other officials and agents to take all actions necessary) to facilitate any transfer or sale of Registrable Securities (disregarding, for purposes of this Section 3.2, the second sentence of the definition of “Registrable Securities”) by Holders that is permitted by this Agreement or the Shareholders’ Agreement.

Section 3.3. No Inconsistent Agreements. The Company represents and warrants that it has not entered, into and covenants and agrees that it will not enter into, any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Hedge Fund Parties and the Holders of Registrable Securities in this Agreement. The Company represents and warrants that it has not granted, and except as provided in this Agreement the Company will not grant, to any holder or prospective holder of any securities of the Company registration rights with respect to such securities that are senior or pari passu to the rights granted hereunder, except for agreements that may be entered into in the future with the prior express written consent of each Principal Investor holding Registrable Securities, or, if no Principal Investor remains, the Holders of a majority of the Registrable Securities. Each Holder and the Company hereby agree and acknowledge that all their respective rights and obligations under this Agreement are subject to the terms and provisions of the Shareholders Agreement.

Section 3.4. Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and each of the Principal Investors, or if no Principal Investors remain, the Holders of a majority of the Registrable Securities, provided that in the event that such amendment or waiver would treat a Holder or Hedge Fund Party, as applicable, or group of Holders or Hedge Fund Parties, as applicable, in a manner different from any other Holders or Hedge Fund Parties, as applicable, then such amendment or waiver will require the prior written consent of such Holder or Hedge Fund Party, or the Holders of, or Hedge Fund Parties holding, a majority of the Registrable Securities of such group adversely treated, and provided further that if any such amendment or waiver would materially and adversely affect the rights of any Hedge Fund Party set forth herein then such amendment or waiver will require the prior written consent of such Hedge Fund Party whose rights are proposed to be so affected. A copy of each such amendment shall be sent to each Holder and Hedge Fund Party and shall be binding upon each party hereto; provided that the failure to deliver a copy of such amendment shall not impair or affect the validity of such amendment.

Section 3.5. No Third Party Beneficiaries. Except as set forth in Section 2.9, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

Section 3.6. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided that no Principal Investor may assign its rights hereunder except in connection with the transfer of its Common Shares to any Person in accordance with Articles 6.2 and 6.3 in the Shareholders Agreement and no Hedge Fund Party may assign its rights hereunder except in connection with the transfer of its Common Shares pursuant to a Permitted Transfer under Article 4.1.1(g) of the Hedge Funds Agreement. Notwithstanding anything to the contrary in this Agreement, the Company may assign this Agreement in connection with a merger, reorganization or sale, transfer or contribution of all or substantially all of the assets or stock of the Company to any Person, provided that such Person agrees in writing to assume all of the obligations and succeed to all the rights of the Company under this Agreement prior to the consummation of such merger, reorganization, sale, transfer or contribution.

Section 3.7. Entire Agreement. This Agreement, together with the Shareholders Agreement and the Hedge Funds Agreement (including the Hedge Fund Participation Agreements referred to therein), constitutes the sole and entire agreement among the parties with respect to the subject matter of this Agreement and the Shareholders Agreement, and supersede all prior representations, agreements and understandings, written or oral, with respect to the subject matter hereof and thereof.

Section 3.8. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and the parties hereto shall cooperate in good faith to formulate and implement such provision.

Section 3.9. Counterparts; Effectiveness. This Agreement may be signed in any number of identical counterparts, each of which shall be deemed an original (including signatures delivered via facsimile or electronic mail) with the same effect as if the signatures thereto and hereto were upon the same instrument. The parties hereto may deliver this Agreement by facsimile or by electronic mail and each party shall be permitted to rely upon on the signatures so transmitted to the same extent and effect as if they were original signatures. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by each other party hereto.

Section 3.10. Remedies; Attorney’s Fees. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity to which the parties may be entitled. Except as otherwise provided herein, all remedies available under this Agreement, at law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any party of a particular remedy shall not preclude the exercise of any other remedy. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and all other available remedies.

Section 3.11. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR ANY OF THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 3.12. CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT IN THE COUNTY OF NEW YORK, OR IF SUCH COURT SHALL NOT HAVE PROPER JURISDICTION, OF THE U.S. FEDERAL DISTRICT COURT SITTING IN NEW YORK, AND ANY APPELLATE COURT THEREOF, IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES AND AGREES NOT TO ASSERT ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN OR JURISDICTION THEREOF); PROVIDED, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 3.12 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE. Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement by complying with the provisions of Section 3.12. Such service of process shall have the same effect as if the party being served were a resident in the State of New York and had been lawfully served with such process in such jurisdiction. The parties hereby waive all claims of error by reason of such service. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.12.

Section 3.13. Notice.

(a) All notices and other communications under this Agreement must be in writing and delivered to the applicable party or parties in Person or by delivery to the address or facsimile number specified below (or to such other address or facsimile number as the recipient previously shall have specified by notice to the other parties hereunder):

If to the Company:

NXP Semiconductors N.V.

High Tech Campus 60

5656AG Eindhoven, The Netherlands

Attention: Guido Dierick

Tel: +31 (0) 40 272 9233

Fax: +31 (0) 40 272 9658

Email: guido.dierick@nxp.com

With a copy (which shall not constitute notice) to:

Nick Shaw

Simpson Thacher & Bartlett

Citypoint, One Ropemaker Street

London EC2Y 9HU

Phone +44 20 7275 6558

Fax +44 20 7275 6502

E-mail: nshaw@stblaw.com

If to AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A

Lion C.V:

c/o AlpInvest Partners N.V.

Jachthavenweg 118

1081 KJ Amsterdam, The Netherlands

Attention: Erik Thyssen

Tel: + 31 (0) 20 540 7620

Fax: + 31 (0) 20 540 7502

Email: erik.thyssen@alpinvest.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Meridian Holding S.a r.l.:

c/o Apax Partners LLP

33 Jermyn Street

London SW1Y 6DN, the United Kingdom

Attention: Sharon Ferreira

Tel: +44 (0)20 7666 6592

Fax: +44 (0)20 7666 6577

Email: sharon.ferreira@apax.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Bain Pumbaa LuxCo S.a r.l.:

c/o Bain Capital TDL

Devonshire House 6th Floor

Mayfair Place

London W1J 8AJ, the United Kingdom

Attention: Michel Plantevin

Tel: +44 20 7514 5252

Fax: +44 20 7514 5250

Email: mplantevin@baincapital.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to KKR NXP Investor S.a r.l.:

c/o Kohlberg Kravis Roberts & Co. Limited

Stirling Square

7 Carlton Gardens

London SW1Y 5AD, the United Kingdom

Attention: Johannes Huth

Tel: + 44 20 7839 9800

Fax: + 44 20 7839 9801

Email: huthj@kkr.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to NXP Co-Investment Investor S.a r.l.:

c/o Avega Services (Luxembourg) S.à r.l.

61 rue de Rollingergrund

L-2440 Luxembourg, Luxembourg

Attention: Wolfgang Zettel

Tel: +352 246 943 28

Fax: +352 246 943 70

E-Mail: wolfgang.zettel@avega.lu

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to SL II NXP S.a r.l.:

Silver Lake Management Company, L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attn: Egon Durban

Tel: +1 650 233 8120

Fax: +1 650 233 8125

E-mail: Egon.Durban@silverlake.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ, the United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

If to Koninklijke Philips Electronics N.V.:

Koninklijke Philips Electronics N.V.

Amstelplein 2,

1096 BC Amsterdam, The Netherlands

Attention: Eric Coutinho

Tel: +31 20 59 77232

Fax: +31 20 59 77150

Email: eric.coutinho@philips.com

With a copy (which shall not constitute notice) to:

Andrew D. Soussloff

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

USA

Phone (212) 558-3681

Fax (212) 291-9147

and

Arne Grimme

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1070 AB Amsterdam

Tel +31 20 577 1421

Fax +31 20 577 1775

Email: arne.grimme@debrauw.com

If to Stichting Management Co-Investment NXP:

C/o NXP Semiconductors N.V.

High Tech Campus 60

5656AG Eindhoven, The Netherlands

Attention: Guido Dierick

Tel: +31 (0) 40 272 9233

Fax: +31 (0) 40 272 9658

Email: guido.dierick@nxp.com

With a copy (which shall not constitute notice) to:

Arne Grimme

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1070 AB Amsterdam

Tel +31 20 577 1421

Fax +31 20 577 1775

Email: arne.grimme@debrauw.com

If to Kings Road Holdings IV L.P.:

c/o Polygon Investment Partners L.P.

Attn: Mike Adams

399 Park Avenue 22nd Floor

New York, NY 10022

Tel: (212) 359-7355

Fax: (2120 359-7301

Email: madams@polygoninv.com

If to NXP Co-Investment Partners II, L.P.:

c/o BlueCrest GP III Limited

c/o BlueCrest Capital Management (UK) LLP

Paul Dehadray (General Counsel)

40 Grosvenor Place

London SW1X 7AW, the United Kingdom

If to NXP Co-Investment Partners III, L.P.:

c/o Solar Capital Ltd.

Attention: Brian Gerson

500 Park Avenue, 5th Floor

New York, NY 10022

Tel: +1 212-993-1669

Fax: +1 212-993-1698

Email: gerson@solarcapltd.com

If to NXP Co-Investment Partners IV, L.P. or to OZ NXP Investment Ltd:

c/o Stuarts Corporate Services Limited

Po Box 2510 Cayman Financial Centre

George Town, Grand Cayman KY – 1104

Cayman Islands

With a copy (which shall not constitute notice) to:

Och-Ziff Management Europe Ltd.

40 Argyll Street

London W1F 7EB, UK

Fax: +44 207 758 4401

Attention: Andrew Frank, Compliance Officer

If to TCW/NXP Co-Investment Partners IV, L.P. or TCW/NXP Co-Investment Partners IVB, L.P:

c/o TCW Crescent Mezzanine Management IV, LLC

11100 Santa Monica Blvd. Suite 2000

Los Angeles, CA 90025

Attention: Raymond Barrios

Fax No.: 310-235-5967

E-mail: raymond.barrios@tcw.com

If to NXP Co-Investment Partners VII, L.P.:

c/o MAC Capital, Ltd.

11100 Santa Monica Blvd. Suite 2000

Los Angeles, CA 90025

Attention: Scott Fukumoto

Fax No.: 310-235-5969

E-mail: scott.fukumoto@tcw.com

If to NXP Co-Investment Partners VIII, L.P.:

C/o UniCredit Corporate & Investment Banking (MIP1RT)

NXP Co-Investment Partners VIII, L.P.

Attention: Dr. Wolfgang Pfister

Arabellastraße 14

D-81925 Munich

Tel. +49 89 378-20519

Fax +49 89 378-33-20519

Email: wolfgang.pfister@unicreditgroup.de

With a copy (which shall not constitute notice) to:

HVB Capital Partners AG (MIP1RT)

UniCredit Corporate & Investment Banking

Attention: Olaf Alex/Dr. Britta Lorenz

Arabellastraße 14

D-81925 Munich

Tel. +49 89 378-12417

Fax +49 89 378-22437

Email: olaf.alex@unicreditgroup.de

(b) All notices and other communications sent to the applicable address or facsimile number specified above shall be deemed to have been delivered at the earlier of (i) the time of actual receipt by the addressee; (ii) if the notice is sent by facsimile transmission, the time indicated on the transmitting party’s receipt of confirmation of transmission that time is during the addressee’s regular business hours on a Business Day, and otherwise at 9:00 a.m. on the next Business Day after such time; and (iii) if the notice is sent by a nationally recognized, reputable overnight courier service, the time shown on the confirmation of delivery provided by that service if that time is during the recipient’s regular business hours on a Business Day, and otherwise at 9:00 a.m. on the next Business Day after such time.

Section 3.14. Company Obligations Regarding Transfers. The Company shall take any and all action necessary or reasonably requested by any Holder in order to permit or facilitate transfers of Registrable Securities by any such Holder that are in compliance with the terms of the Shareholders Agreement, including, without limitation, by issuing directions to any transfer agent, registrar or depositary. The Company further agrees that it shall cooperate with the Hedge Fund Parties and shall promptly take any and all action necessary or reasonably requested by any Hedge Fund Party in order to permit or facilitate the transfer of Registrable Securities held by any such Hedge Fund Party as of the earliest possible time that such Registrable Securities may be transferred in compliance with the Hedge Funds Agreement. Not in limitation but in furtherance of the foregoing, the Company agrees, subject only to the receipt on or prior to the commencement of each Post IPO Quarter (as defined in the Hedge Funds Agreement) of a certificate of the applicable Hedge Fund Party executed by a senior officer of such Hedge Fund Party or a senior officer of the investment manager, management company or general partner of such Hedge Fund Party representing that any sales of Registrable Securities by such Hedge Fund Party prior to the date of the certificate have been made in compliance with the Hedge Funds Agreement and covenanting that any sales of Registrable Securities by such Hedge Fund Party shall be in compliance with the Hedge Funds Agreement, and at the sole expense of the Company, to issue such directions to the transfer agent, registrar or depositary, as applicable, and to deliver such opinions to the transfer agent, registrar or depositary, as are requested by the same, and to take or cause to be taken such other actions as are reasonably necessary (in each case issuing such instructions, delivering such opinions and taking such actions in a timely manner, including in advance of the commencement of each applicable Post IPO Quarter to the extent necessary) in order to cause the removal of any and all legends, notations or similar designations restricting transferability of the Registrable Shares held by such Hedge Fund Party, with the result that as of the commencement of each Post IPO Quarter, any and all legends, notations or similar designations shall have been removed from at least such number of each Hedge Fund’s Registrable Securities that is equal to such Hedge Fund Party’s Quarterly Percentage Cap (as defined in the Hedge Funds Agreement) for the applicable Post IPO Quarter; provided, that in all events the Company’s obligations hereunder shall be subject to any limitations imposed by applicable law.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

(signature pages to follow)

ALPINVEST PARTNERS CSI 2006 LION C.V.

By: AlpInvest Partners Beheer 2006 B.V., its general partner

By: AlpInvest Partners N.V., its managing director

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.

By: AlpInvest Partners Beheer 2006 B.V., its general partner

By: AlpInvest Partners N.V., its managing director

MERIDIAN HOLDING S.A R.I.

By:
Name:	Geoffrey Henry
Title:	class A manager

By:
Name:	Andrew Guille
Class B Manager
Title:	class B manager

BAIN PUMBAA LUXCO S.A R.L.

By:

Name:

Title:

By:
Name:

Title:

KKR NXP INVESTOR S.A R.I.

By:
Name:	Wolfgang Zettel
Title:	- Manager -

By:
Name:	Stefan LAMBERT
Title:	Manager

SL II NXP S.A R.I.

By:
Name:	James A. Davidson
Title:	Manager

By:
Name:	Wolfgang Zettel
Title:	- Manager -

NXP CO-INVESTMENT PARTNERS II, L.P.

By: BlueCrest GP III Limited, its General Partner

By:
Name:	David DeRoss
Title:	Director

NXP CO-INVESTMENT PARTNERS III, L.P.

By: Solar Capital Ltd, its General Partner

By:
Name:	Bruce Spohler
Title:	Chief Operating Officer

NXP CO-INVESTMENT PARTNERS IV, L.P.

By: OZ NXP GP, Ltd, its General Partner

By:
Name:
Title:

OZ NXP INVESTMENT, LTD

By:
Name:
Title:

NXP CO-INVESTMENT PARTNERS V, L.P.

By: TCW/Crescent Mezzanine Partners IV (Cayman), Ltd, its General Partner

By: TCW/Crescent Mezzanine Management IV, LLC, its authorized signatory

By:
Name:	Tyrone Chang
Title:	Senior Vice President

TCW/NXP Co-Investment Partners IV, L.P.

By: TCW/Crescent Mezzanine Partners IV (Cayman), Ltd, its General Partner

By: TCW/Crescent Mezzanine Management IV, LLC, its authorized signatory

By:
Name:	Tyrone Chang
Title:	Senior Vice President

NPX CO-INVESTMENT PARTNERS VI, L.P

By: TCW/Crescent Mezzanine Partners IVB (Cayman), Ltd, its General Partner

By: TCW/Crescent Mezzanine Management IV, LLC, its authorized signatory

By:
Name:	Tyrone Chang
Title:	Senior Vice President

TCW/NXP Co-Investment Partners VIB, L.P

By: TCW/Crescent Mezzanine Partners IVB (Cayman), Ltd, its General Partner

By: TCW/Crescent Mezzanine Management IV, LLC, its authorized signatory

By:
Name:	Tyrone Chang
Title:	Senior Vice President

NPX CO-INVESTMENT PARTNERS VII, L.P

By: MAC Equity Holdings LLC, its General Partner

By: MAC Capital, Ltd, its sole member

By: TCW Asset Management Company

By:
Name:	M. Mark Albert
Title:	Managing Director

By:
Name:	Scott K. Fukumoto
Title:	Vice President

NPX CO-INVESTMENT PARTNERS VII, L.P

By: MAC Equity Holdings LLC, its General Partner

By: MAC Capital, Ltd, its sole member

By: TCW Asset Management Company, successor to

       TCW Advisors, Inc, as attorney in fact

By:
Name:	Michael K. Parks
Title:	Managing Director

By:
Name:	Scott K. Fukumoto
Title:	Vice President

NPX CO-INVESTMENT PARTNERS VIII, L.P

By: BFL Befeiligungsgesellshaft fur Flugzeug-Leasing mbH, its General Partner

By:
Name:
Title:

KINGS ROAD HOLDINGS IV L.P.

By: Kings Road Investments Ltd., its General Partner

By:
Name:	Erik M. W. Caspersen
Title:	Authorized Signatory

NXP CO-INVESTMENT INVESTOR S.A R.L.

By:
Name:	Wolfgang Zettel
Title:	- Manager -

By:
Name:	Stefan LAMBERT
Title:	Manager

KONINKLUKE PHILIPS ELECTRONICS N.V.

By:
Name:
Title:

By:
Name:
Title:

STICHTING MANAGEMENT CO-INVESTMENT NXP

By:
Name:
Title:

By:
Name:
Title:

NPX SEMICONDUCTORS N.V.

By:
Name:
Title:

By:
Name:
Title: